2005 Annual Report

Allied World Assurance Company Holdings, Ltd



Scott A. Carmilani
President & Chief Executive Officer

To Our Shareholders:

Two thousand and five was our fourth full year of operations and one in which the insurance industry, including our company, experienced record losses stemming from natural catastrophes. However, from these losses have emerged market opportunities and our operating platforms in Bermuda, Europe and the United States are prepared to capitalize on these opportunities.

We are energized by the successful completion of our July 2006 Initial Public Offering (IPO) and our record earnings through the first half of 2006. The IPO, which generated approximately $316 million in net proceeds, and the subsequent issuance of approximately $500 million in senior notes have broadened our investor base and provided us with additional resources that will help us to build our underwriting platforms, enhance distribution relationships, expand our global presence and provide further value to both our clients and brokers. A portion of the proceeds from these offerings was used to repay all amounts outstanding under our former bank loan.

In 2005, primarily due to the impact of Hurricanes Katrina, Rita and Wilma, the company recorded a net loss of approximately $160 million. While we believe that our strategy, exposure management and product diversification limited the negative impact the 2005 hurricanes had on our capital base relative to our peers, we have taken steps in 2006 to further reduce our exposures to natural catastrophes and to increase profitability moving forward. We adopted a more conservative methodology in managing our ultimate aggregate exposures and created an improved internal metric for determining probable maximum loss. We modified our business mix and reduced our volatility by changing the layer or the coverage we provide in catastrophe-prone areas. To date, the amount of premium we have written has increased, but the amount of aggregate exposure or catastrophe-exposed business written has decreased. We have also continued to expand our U.S. platform and opened offices in both San Francisco and Chicago to act upon regional opportunities to further diversify our book of business.

An enormous opportunity lies before us. The first half of 2006 has been highly successful with the company recording earnings of $200 million. We are gratified that subsequent to our IPO, we secured our A (excellent) financial strength rating with A.M. Best, and were assigned financial strength ratings of A2 from Moody's Investors Service for our U.S. and Bermuda operations and an A- from Standard & Poor's.

I am confident that our experiences from 2005, our recent IPO and our current business model provide an excellent opportunity to create shareholder value and increase profits. In the remaining months of 2006 and into 2007, we are focused on servicing our existing book of business, developing new business, maintaining our strong financial position and low cost operating structure and effectively managing our flexible business model, all of which will strongly position us for growth in the future.

I would like to thank our shareholders, clients and employees for their continued support, and I look forward to updating you on our progress in 2006.

Scott A. Carmilani
President & Chief Executive Officer

TABLE OF CONTENTS

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EXPLANATORY NOTE

This Annual Report is being sent to our shareholders, along with our related Proxy Statement, in connection with our first Annual General Meeting as a public company. More detailed information regarding the Annual General Meeting is contained in our Proxy Statement. Because the company was not a public company at any time during 2005, the company did not file with the U.S. Securities and Exchange Commission ("SEC") an Annual Report on Form 10-K for the year ended December 31, 2005. This Annual Report contains information, financial and otherwise, as of the year ended December 31, 2005. Additional information regarding the company for subsequent periods can be found in our documents on file with the SEC.

References in this Annual Report to the terms "we," "us," "our," "our company," "the company" or other similar terms mean the consolidated operations of Allied World Assurance Company Holdings, Ltd and our consolidated subsidiaries, unless the context requires otherwise. References in this Annual Report to "$" are to the lawful currency of the United States. The consolidated financial statements and related notes included in this Annual Report have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere in this Annual Report include forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 that involve inherent risks and uncertainties. These statements include in general forward-looking statements both with respect to us and the insurance industry. Statements that are not historical facts, including statements that use terms such as "anticipates," "believes," "expects," "intends," "plans," "projects," "seeks," and "will" and that relate to our plans and objectives for future operations, are forward-looking statements. In light of the risks and uncertainties inherent in all forward-looking statements, the inclusion of such statements in this Annual Report should not be considered as a representation by us or any other person that our objectives or plans will be achieved. These statements are based on current plans, estimates and expectations. Actual results may differ materially from those projected in such forward-looking statements and therefore you should not place undue reliance on them. A non-exclusive list of the important factors that could cause actual results to differ materially from those in such forward-looking statements includes the following:

- changes in our ultimate liability due to recent weather-related losses,
- the inability to obtain or maintain financial strength ratings by one or more of our insurance subsidiaries,
- changes in insurance or financial rating agency policies or practices,
- the adequacy of our loss reserves and the need to adjust such reserves as claims develop over time,
- the impact of investigations of possible anti-competitive practices by the company,
- the effects of investigations into market practices, in particular insurance and insurance brokerage practices, together with any legal or regulatory proceedings, related settlements and industry reform or other changes arising therefrom,
- greater frequency or severity of claims and loss activity, including as a result of natural or man-made catastrophic events, than our underwriting, reserving or investment practices have anticipated,
- the impact of acts of terrorism, political unrest and acts of war,
- the effects of terrorist-related insurance legislation and laws,
- the effectiveness of our loss limitation methods,
- dependence on affiliates of one of our principal shareholders to provide us with certain administrative services,
- changes in the availability or creditworthiness of our brokers or reinsurers,

- changes in the availability, cost or quality of reinsurance coverage,
- changes in general economic conditions, including inflation, foreign currency exchange rates, interest rates, prevailing credit terms and other factors that could affect our investment portfolio,
- changes in agreements and business relationships with affiliates of some of our principal shareholders,
- loss of key personnel,
- decreased level of demand for direct property and casualty insurance or reinsurance or increased competition due to an increase in capacity of property and casualty insurers or reinsurers,
- the effects of competitors' pricing policies and of changes in laws and regulations on competition, including industry consolidation and development of competing financial products,
- changes in Bermuda law or regulation or the political stability of Bermuda,
- changes in legal, judicial and social conditions,
- if we or one of our non-U.S. subsidiaries become subject to significant, or significantly increased, income taxes in the United States or elsewhere,
- changes in regulations or tax laws applicable to us, our subsidiaries, brokers, customers or U.S. insurers or reinsurers and
- such other risk factors as may be discussed in our most recent documents on file with the SEC.

The foregoing review of important factors should be read in conjunction with the other cautionary statements that are included in this Annual Report. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

BUSINESS

Our Company

Overview

We are a Bermuda-based specialty insurance and reinsurance company that underwrites a diversified portfolio of property and casualty insurance and reinsurance lines of business. We write direct property and casualty insurance as well as reinsurance through our operations in Bermuda, the United States, Ireland and the United Kingdom. For the year ended December 31, 2005, direct property insurance, direct casualty insurance and reinsurance accounted for approximately 26.5%, 40.6% and 32.9%, respectively, of our total gross premiums written of $1,560 million.

Since our formation in November 2001, we have focused on the direct insurance markets. We offer our clients and producers significant capacity in both the direct property and casualty insurance markets. We believe that our focus on direct insurance and our experienced team of skilled underwriters allow us to have greater control over the risks that we assume and the volatility of our losses incurred, and as a result, ultimately our profitability. Our total gross premiums written for the year ended December 31, 2005 were $1,560 million. Our total net loss for the year ended December 31, 2005 was approximately $160 million, of which approximately $456 million in property losses related to Hurricanes Katrina, Wilma and Rita. As of December 31, 2005, we had 221 full-time employees worldwide.

We believe our financial strength represents a significant competitive advantage in attracting and retaining clients in current and future underwriting cycles. Our principal insurance subsidiary, Allied World Assurance Company, Ltd, and our other insurance subsidiaries currently have an "A" (Excellent; 3rd of 16 categories) financial strength rating from A.M. Best Company ("A.M. Best"). As of December 31, 2005, we had $6,610 million of total assets and $1,420 million of shareholders' equity. We are not currently encumbered by asbestos, environmental or any other similar exposures.

Our Business Segments

We have three business segments: property insurance, casualty insurance and reinsurance. These segments and their respective lines of business may, at times, be subject to different underwriting cycles. We modify our product strategy as market conditions change and new opportunities emerge by developing new products, targeting new industry classes or de-emphasizing existing lines. Our diverse underwriting skills and flexibility allow us to concentrate on the business lines where we expect to generate the greatest returns.

- *Property Segment.* Our property segment includes the insurance of physical property and business interruption coverage for commercial property and energy-related risks. We write solely commercial coverages. This type of coverage is usually not written in one contract; rather, the total amount of protection is split into layers and separate contracts are written with separate consecutive limits that aggregate to the total amount of coverage required by the insured. We focus on the insurance of primary risk layers, where we believe we have a competitive advantage. This means that we are typically part of the first group of insurers that cover a loss up to a specified limit. We believe that there is generally less pricing competition in these layers which allows us to retain greater control over our pricing and terms. These risks also carry higher premium rates and require specialized underwriting skills. Additionally, participation in the primary insurance layers, rather than the excess layers, helps us to better define and manage our property catastrophe exposure. Our current average net risk exposure (net of reinsurance) is approximately $3 to $7 million per individual risk. The property segment generated approximately $413 million of gross premiums written in 2005, representing 26.5% of our total gross premiums written and 39.5% of our total direct insurance gross premiums written. For the same period, the property segment had approximately $238 million of net losses related to Hurricanes Katrina, Rita and Wilma, which contributed to an underwriting loss of approximately $209 million.

Our management measures results for each segment on the basis of the "loss ratio," "acquisition cost ratio," "general and administrative expense ratio" and the "combined ratio." The "loss ratio" is derived by dividing net losses and loss expenses by net premiums earned. The "acquisition cost ratio" is derived by dividing acquisition costs by net premiums earned. The "general and administrative expense ratio" is derived by dividing general and administrative expenses by net premiums earned. The "combined ratio" is the sum of the loss ratio, the acquisition cost ratio and the general and administrative expense ratio. A combined ratio below 100% generally indicates profitable underwriting prior to the consideration of investment income. A combined ratio over 100% generally indicates unprofitable underwriting prior to the consideration of investment income.

In 2005, our property segment had a loss ratio of 180.9% and a combined ratio of 192.3%. Each of these ratios was adversely affected by 104.9 points as a result of the windstorm catastrophes during this period.

- *Casualty Segment.* Our direct casualty underwriters provide a variety of specialty insurance casualty products to large and complex organizations around the world. Our casualty segment specializes in insurance products providing coverage for general and product liability, professional liability and healthcare liability risks. We focus primarily on insurance of excess layers, which means we are insuring the second and/or subsequent layers of a policy above the primary layer. We limit our maximum net casualty exposure (net of reinsurance) to approximately $25 to $29 million per individual risk. This segment generated approximately $633 million of gross premiums written in 2005, representing 40.6% of our total gross premiums written and 60.5% of our total direct insurance gross premiums written. For the same period, the casualty segment generated approximately $73 million in underwriting income. For the same period, our casualty segment had a loss ratio of 74.1% and a combined ratio of 87.5%. Each of these ratios was adversely affected by 4.3 points as a result of a general liability loss that occurred in connection with Hurricane Katrina.

- *Reinsurance Segment.* Our reinsurance segment includes the reinsurance of property, general casualty, professional lines, specialty lines and catastrophe coverages written by other insurance companies. We believe we have developed a reputation for skilled underwriting in several niche reinsurance markets including professional lines, specialty casualty, property for U.S. regional insurers, and accident and health. We presently write reinsurance on both a treaty and a facultative basis. Pricing in the reinsurance market tends to be more cyclical than in the direct insurance market. As a result, we seek to increase or decrease our presence in this marketplace based on market conditions. For example, we increased our reinsurance business in 2005 due to favorable market conditions. The reinsurance segment generated approximately $514 million of gross premiums written in 2005, representing 32.9% of our total gross premiums written. For the same period, the reinsurance segment had approximately $218 million of net losses related to Hurricanes Katrina, Rita and Wilma, which contributed to an underwriting loss of approximately $174 million. Of our total reinsurance premiums written, approximately $364 million, representing 70.8%, were related to specialty and casualty lines, and approximately $150 million, representing 29.2%, were related to property lines. In 2005, our reinsurance segment had a loss ratio of 108.6% and a combined ratio of 137.5%. Each of these ratios was adversely affected by 50.0 points as a result of the windstorm catastrophes during this period.

The diagram below depicts our total gross premiums written by segment.

Total Gross Premiums Written by Segment



Property
26.5%
Reinsurance
32.9%
Casualty
40.6%

GROSS PREMIUM WRITIEN FOR THE YEAR ENDED DECEMBER 31,2005: $1,560 MILLION

Our Operations

We operate in three geographic markets: Bermuda, Europe and the United States.

Our Bermuda insurance operations focus primarily on underwriting risks for U.S. domiciled Fortune 1000 clients and other large clients with complex insurance needs. Our Bermuda reinsurance operations focus on underwriting treaty and facultative risks principally located in the United States, with additional exposures internationally. Our Bermuda office has ultimate responsibility for establishing our underwriting guidelines and operating procedures, although we provide our underwriters outside of Bermuda with significant local autonomy. We believe that organizing our operating procedures in this way allows us to maintain consistency in our underwriting standards and strategy globally, while minimizing internal competition and redundant marketing efforts. Our Bermuda office generated $1,159 million, or 74.3%, of our total gross premiums written during 2005.

Our European operations focus predominantly on direct property and casualty insurance for large European and international accounts. These operations are becoming an increasingly important part of our growth strategy, providing $664 million of gross premiums written from September 2002 to December 31, 2005. We began operations in Europe in September 2002 when we incorporated a subsidiary company in Ireland. In July 2003, we incorporated a subsidiary reinsurance company in Ireland, which allowed us to provide reinsurance to European primary insurers in their markets. In August 2004, one of our Irish subsidiaries received authorization from the U.K. Financial Services Authority to conduct reinsurance business from a branch office in London. This development has allowed us to provide greater coverage to the European market and has assisted us in gaining visibility and acceptance in other European markets through direct contact with regional brokers. We expect to capitalize on opportunities in European countries where terms and conditions are attractive, and where we can develop a strong local underwriting presence. Our European operations have grown from a staff of four underwriters as of September 2002 to 13 as of December 31, 2005.

Our U.S. operations focus on the middle-market and non-Fortune 1000 companies. We generally operate in the excess and surplus lines segment of the U.S. market. The excess and surplus lines segment is a segment of the insurance market that allows consumers to buy property and casualty insurance through non-admitted carriers. Risks placed in the excess and surplus lines segment are often insurance programs that cannot be filled in the conventional insurance markets due to a shortage of state regulated insurance capacity. This market operates with considerable freedom regarding insurance rate and form regulations, enabling us to utilize our underwriting expertise to develop customized insurance solutions for our middle-market clients. By having offices in the United States, we believe we are better able to target producers and clients that would typically not access the Bermuda insurance market due to their smaller size or particular insurance needs. Our U.S. distribution platform concentrates primarily on direct casualty and property insurance, with a particular emphasis on professional liability, excess casualty risks and commercial property insurance. We opened our first office in the United States in Boston in July 2002 and wrote business primarily through subsidiaries of American International Group, Inc. ("AIG"). We later expanded by opening an office in New York in June 2004, in San Francisco in October 2005 and in Chicago in November 2005. In 2005, we expanded our own U.S. distribution base, replacing the cancelled surplus lines program administrator agreements and reinsurance agreement that we had with subsidiaries of AIG. In 2005, premiums derived from these agreements generated less than 17% of our gross premiums written from our U.S. business and less than 2% of our total gross premiums written. Our U.S. operations accounted for $136 million, or 8.7%, of our total gross premiums written in 2005.

The diagram below depicts our total gross premiums written by geographic location.

Total Gross Premiums Written by Geographic Location


U.S.
8.7%
Europe
17.0%
Bermuda
74.3%

GROSS PREMIUM WRITIEN FOR THE YEAR ENDED DECEMBER 31, 2005: $1,560 MILLION

History

We were formed in November 2001 by a group of investors, including AIG, The Chubb Corporation ("Chubb"), certain affiliates of The Goldman Sachs Group, Inc. (the "Goldman Sachs Funds") and Securitas Allied Holdings Ltd. (the "Securitas Capital Fund"), an affiliate of Swiss Reinsurance Company ("Swiss Re"), to respond to a global reduction in insurance industry capital and a disruption in available insurance and reinsurance coverage. A number of other insurance and reinsurance companies were also formed in 2001 and shortly thereafter, primarily in Bermuda, in response to these conditions. These conditions created a disparity between coverage sought by insureds and the coverage offered by direct insurers. Our original business model focused on primary property layers and low excess casualty layers, the same risks on which we currently focus, enabling us to provide coverage to insureds who faced capacity shortages or significant gaps between their desired retentions and the excess coverage available to them.

Market Opportunity

Hurricane Katrina is widely expected to be the costliest natural disaster in the history of the insurance industry. Additionally, Hurricanes Rita and Wilma were among the costliest hurricanes in recent history. Despite the severity of these events, we believe we experienced significantly lower net catastrophe losses relative to most of our Bermuda-based competitors that commenced operations in 2001 or shortly thereafter. Our property losses from the 2005 hurricane season of approximately $456 million were among the lowest as a percentage of June 30, 2005 book value (approximately 26%) among all major U.S. listed insurance and reinsurance companies that commenced operations in Bermuda in 2001 or shortly thereafter. We believe this performance was largely attributable to our strong exposure management program and disciplined underwriting philosophy. We believe the losses incurred by the insurance industry have led to a substantial increase in property rates for various catastrophe-exposed insurance risks and a tightening of terms and conditions in certain instances. We expect to be a major beneficiary of these price increases in the worldwide property market, particularly given our track record, strong capital base and ratings, all of which we believe will be increasingly important to the marketplace. While we expect to benefit from the price increases in the property market, we have established a balanced business model that does not depend exclusively on our property segment. Our casualty segment contributes 60.5% of our total direct insurance gross premiums written, and we have the flexibility to increase or decrease our presence in the reinsurance business based on market conditions.

Competitive Strengths

We believe our competitive strengths have enabled us, and will continue to enable us, to capitalize on market opportunities. These strengths include the following:

- *Strong Underwriting Expertise Across Multiple Business Lines and Geographies.* We have strong underwriting franchises offering specialty coverages in both the direct property and casualty markets as well as the reinsurance market. Our underwriting strengths allow us to assess and price complex risks and direct our efforts to the risk layers within each account that provide the highest potential return for the risk assumed. Further, our underwriters have significant experience in the geographic markets in which we do business. As a result, we are able to opportunistically grow our business in those segments of the market that are producing the most attractive returns and do not rely on any one segment for a disproportionately large portion of our business. We believe that maintaining diversification in our areas of underwriting expertise, products and geography enhances our ability to target business lines with the highest returns under specific market conditions, while diversifying our business and reducing our earnings volatility.

- *Established Direct Casualty Business.* We have developed substantial underwriting expertise in multiple specialty casualty niches, including excess casualty, professional lines and healthcare liability. Our direct casualty insurance business accounted for 60.5% of our total direct insurance gross premiums written in 2005. We believe that our underwriting expertise, established presence on existing insurance programs and ability to write substantial participations give us a significant advantage over our competition in the casualty marketplace. Furthermore, given the relatively long-tailed nature of casualty lines, we expect to hold the premium payments from this line as invested assets for a relatively longer period of time and thereby generate additional net investment income.

- *Leading Direct Property Insurer in Bermuda.* We believe we have developed one of the largest direct property insurance businesses in Bermuda as measured by gross premiums written. We continue to diversify our property book of business, serving clients in various industries, including retail chains, real estate, light manufacturing, communications and hotels. We also insure energy-related risks, such as oil, gas, petrochemical, mining, power generation and heavy manufacturing facilities.

- *Strong Franchise in Niche Reinsurance Markets.* We have established a reputation for skilled underwriting in various niche reinsurance markets in the United States and Bermuda, including specialty casualty for small to middle-market commercial risks; liability for directors, officers and professionals; commercial property risks in regional markets; and the excess and surplus lines market for manufacturing, energy and construction risks. In particular, we have developed a niche capability in providing reinsurance capacity to regional specialty carriers. Additionally, we believe that we are the only Bermuda-based reinsurer that has a dedicated facultative casualty reinsurance business. Our reinsurance business complements our direct casualty and property lines and Fortune 1000 client base.

- *Financial Strength.* As of December 31, 2005, we had shareholders' equity of $1,420 million, total assets of $6,610 million and an investment portfolio with a fair market value of $4,687 million, consisting primarily of fixed-income securities with an average rating of AA by Standard & Poor's and Aa2 by Moody's, Inc. ("Moody's"). As of December 31, 2005, approximately 98% of our fixed income investments (which includes individually held securities and securities held in a high-yield bond fund) consist of investment grade securities. Because of our formation in November 2001, we are not currently encumbered by asbestos, environmental or any other similar exposures. Our insurance subsidiaries currently have an "A" (Excellent) financial strength rating from A.M. Best.

- *Low-Cost Operating Model.* We believe that our operating platform is one of the most efficient among our competitors due to our significantly lower expense ratio as compared to most of our peers. We closely monitor our general and administrative expenses and maintain a flat, streamlined management structure. We also outsource certain portions of our operations, such as investment management, to third-party providers to enhance our efficiency. For the year ended December 31, 2005, our expense ratio was 18.7%, compared to an average of 23.8% for U.S. publicly-traded, Bermuda-based insurers and reinsurers.

- *Experienced Management Team.* The seven members of our executive management team have an average of approximately 24 years of insurance industry experience. Our management team has extensive background in operating large insurance and reinsurance businesses successfully over multiple insurance underwriting cycles. Most members of our management team are former executives of subsidiaries of AIG, one of our principal shareholders.

Business Strategy

Our business objective is to generate attractive returns on our equity and book value per share growth for our shareholders by being a leader in direct property and casualty insurance and reinsurance. We intend to achieve this objective by executing the following strategies:

- *Leverage Our Diversified Underwriting Franchises.* Our business is diversified by both product line and geography. We underwrite a broad array of property, casualty and reinsurance risks from our operations in Bermuda, Europe and the United States. Our underwriting skills across multiple lines and multiple geographies allow us to remain flexible and opportunistic in our business selection in the face of fluctuating market conditions. As a result of the recent hurricanes, the property insurance market has seen substantial increases in rates for various catastrophe-exposed insurance risks and a tightening of terms and conditions in certain instances. We intend to utilize our expertise in underwriting property risks to take advantage of these attractive market conditions in this line while strictly adhering to our exposure limits. At the same time, because we are not solely a property insurance company, we intend to continue to focus on the lines within the casualty insurance and reinsurance markets that we find most attractive in the current environment.

- *Expand Our Distribution and Our Access to Markets in the United States.* We have made substantial investments to expand our U.S. business and expect this business to grow in size and importance in the coming years. We employ a regional distribution strategy in the United States predominantly focused on underwriting direct casualty and property insurance for middle-market and non-Fortune 1000 client accounts. Through our U.S. excess and surplus lines capability, we believe we have a strong presence in specialty casualty lines and maintain an attractive base of U.S. middle-market clients, especially in the professional liability market.

In 2004, we made the decision to develop our own U.S. distribution platform which we began to utilize in the middle of 2004. Previously, we had distributed our products in the United States primarily through surplus lines program administrator agreements and a reinsurance agreement with subsidiaries of AIG. We have successfully expanded our operations to several strategic U.S. cities. We initially established our U.S. operations with an office in Boston in July 2002 and increased our presence by opening an office in New York in June 2004. In October 2005, we opened an office in San Francisco, and in November 2005, we opened an office in Chicago. For each of these U.S. offices, we have hired experienced underwriters to drive our strategy and growth.

- *Grow Our European Business.* We intend to grow our European business, with particular emphasis on the United Kingdom and Western Europe, where we believe the insurance and reinsurance markets are developed and stable. Our European strategy is predominantly focused on direct property and casualty insurance for large European and international accounts. The European operations provide us with diversification and the ability to spread our underwriting risks. In June 2004, our reinsurance department began underwriting accident and health business through an agency relationship in Europe. In August 2004, our reinsurance subsidiary in Ireland received regulatory approval from the U.K. Financial Services Authority for our branch office in London. Such approval provides us with access to the London wholesale market, which allows us to underwrite property risks, including energy, oil and gas, and casualty risks.

- *Continue Disciplined, Targeted Underwriting of Property Risks.* We expect to profit from the increase in property rates for various catastrophe-exposed insurance risks following the 2005 hurricane season. Given our extensive underwriting expertise and strong market presence, we believe we choose the markets and layers that generate the largest potential for profit for the amount of risk assumed. Maintaining our underwriting discipline will be critical to our continued profitability in the property business as market conditions change over the underwriting cycle.

- *Further Reduce Earnings Volatility by Actively Monitoring Our Catastrophe Exposure.* We have historically managed our property catastrophe exposure by closely monitoring our policy limits in addition to utilizing complex risk models. This discipline has substantially reduced our historical loss experience and our exposure. We believe our catastrophe losses from the devastating hurricane season of 2005 were among the lowest as a percentage of June 30, 2005 book value among all major U.S. listed insurance and reinsurance companies that commenced operations in Bermuda in 2001 or shortly thereafter. Following Hurricanes

Katrina, Rita and Wilma, we have further enhanced our catastrophe management approach. In addition to our continued focus on aggregate limits and modeled probable maximum loss, we have introduced a strategy based on gross exposed policy limits in critical earthquake and hurricane zones. Our gross exposed policy limits approach focuses on exposures in catastrophe-prone geographic zones and expands our previous analysis, taking into consideration flood severity, demand surge and business interruption exposures for each critical area. We have also redefined our critical earthquake and hurricane zones globally. We believe that using this approach will further mitigate the likelihood of a single catastrophic loss exceeding 10% of our total capital for a "one-in-250-year" event.

- *Expand Our Casualty Business with a Continued Focus on Specialty Lines.* We believe we have established a leading excess casualty business. We will continue to target the risk needs of Fortune 1000 companies through our operations in Bermuda, large international accounts through our operations in Europe and middle-market and non-Fortune 1000 companies through our operations in the United States. In the past four years, we have established ourselves as a major writer of excess casualty, professional lines and healthcare liability business. We will continue to focus on niche opportunities within these business lines and diversify our product portfolio as new opportunities emerge. We believe our focus on specialty casualty lines makes us less dependent on the property underwriting cycle.

- *Continue to Opportunistically Underwrite Diversified Reinsurance Risks.* As part of our reinsurance segment, we target certain niche reinsurance markets, including professional lines, specialty casualty, property for U.S. regional carriers, and accident and health because we believe we understand the risks and opportunities in these markets. We will continue to seek to selectively deploy our capital in reinsurance lines where we believe there are profitable opportunities. In order to diversify our portfolio and complement our direct insurance business, we target the overall contribution from reinsurance to approximately 30% to 35% of our total annual gross premiums written. We strive to maintain a well managed reinsurance portfolio, balanced by line of business, ceding source, geography and contract configuration. Our primary customer focus is on highly-rated carriers with proven underwriting skills and dependable operating models.

There are many potential obstacles to the implementation of our proposed business strategies, including a potential failure to support our business plans, to successfully transition away from AIG and develop our own independent support systems and U.S. distribution platforms and risks related to operating as an insurance and reinsurance company. See "Cautionary Statement Regarding Forward-Looking Statements".

Our Operating Segments

Our business consists of three operating segments: property, casualty and reinsurance. The gross premiums written in each segment during the year ended December 31, 2005 were as follows:

	Year Ended December 31, 2005 Gross Premiums Written	
	($ in millions)	% of Total
Operating Segments		
Property	$ 412.9	26.5%
Casualty	633.0	40.6
Reinsurance	514.4	32.9
Total	$1,560.3	100.0%

Because we do not manage our assets by operating segment, investment income, interest expense and total assets are not allocated to the three segments. Each of the three segments is described in greater detail below.

Property Segment

General

The dramatic increase in the frequency and severity of natural disasters in 2004 and 2005 has created many challenges for property insurers globally. Powerful hurricanes have struck the U.S. Gulf Coast and Florida causing catastrophic damage to commercial and residential properties. Typhoons and tsunamis have devastated parts of Asia and intense storms have produced serious wind and flood damage in Europe. Finally, the threat of earthquakes and terrorist attacks, which could also produce significant property damage, is always present.

Although our direct property results have been adversely affected by the catastrophic storms in 2004 and 2005, we believe we have been impacted less than many of our peers for the following reasons:

- we specialize in commercial risks and therefore have little residential exposure;
- we concentrate our efforts on primary layers of insurance (as opposed to excess layers) and offer meaningful but limited capacity in these layers. Our current average net risk exposure is approximately between $3 to $7 million per individual risk;
- we purchase catastrophe cover reinsurance to reduce our ultimate exposure; and
- our underwriters emphasize careful risk selection by evaluating an insured's risk management practices, loss history and the adequacy of their retention.

The frequency and severity of the natural disasters we have experienced recently has caused an increase in prices for various catastrophe-exposed risks in the global property market, and we believe we are well positioned in terms of geographic presence and underwriting capabilities to take advantage of these opportunities.

As of December 31, 2005, we had a staff of 28 employees in our property segment, including 19 underwriters, most of whom joined us with significant prior experience in property insurance underwriting. Our underwriting staff is spread among our locations in Bermuda, Europe and the United States because we believe it is important to be physically present in the major insurance markets around the world.

Product Lines and Customer Base

We offer general property products as well as energy-related products from our underwriting platforms in Bermuda, Europe and the United States. In Bermuda our concentration is on Fortune 1000 clients, in Europe it is on large European and international accounts and in the United States it is on middle-market and U.S.-domiciled non-Fortune 1000 accounts.

Our focus with respect to general property products is on the insurance of physical property and business interruption coverage for commercial property and energy-related risks. Examples include retail chains, real estate, manufacturers, hotels and casinos, and municipalities. We write solely commercial coverages and focus on the insurance of primary layers. During the year ended December 31, 2005, our general property business accounted for 60.5%, or $249.6 million, of our total gross premiums written in the property segment.

Our energy underwriting emphasizes industry classes such as oil and gas, power generation including utilities, mining, steel, aluminum and molten glass, pulp and paper, petrochemical and chemical manufacturing. As with our general property book, we concentrate on primary layers of the program attaching over significant retentions. Most of our energy business is onshore, so we have limited exposure to offshore risks that have experienced significant losses the last two years. During the year ended December 31, 2005, our energy business accounted for 39.5%, or $163.3 million, of our total property segment gross premiums written.

Underwriting and Risk Management

For our property segment, the protection of corporate assets from loss due to natural catastrophes is one of our major areas of focus. Many factors go into the effective management of this exposure. The essential factors in this process are outlined below:

- *Measurement.* We will generally only underwrite risks in which we can obtain an electronic statement of property values. This statement of values must be current and include proper addresses and a breakdown of values for each location to be insured. We require an electronic format because we need the ability to arrange the information in a manner acceptable to our third party modeling company. This also gives us the ability to collate the information in a way that assists our internal catastrophe team in measuring our total gross limits in critical catastrophe zones.

- *Professional Modeling.* We model the locations covered in each policy. This is a time-consuming process, but it enables us to obtain a more accurate assessment of our property catastrophe exposure. We have contracted with an industry-recognized modeling firm to analyze our property catastrophe exposure on a quarterly basis. This periodic measurement of our property business gives us an up-to-date objective estimate of our property catastrophe exposure. Using data that we provide, this modeling firm runs numerous computer-simulated events and provides us with loss probabilities for our book of business.

- *Gross Exposed Policy Limits.* Prior to Hurricane Katrina, a majority of the insurance industry and all of the insurance rating agencies relied heavily on the probable maximum losses produced by the various professional modeling companies. Hurricane Katrina demonstrated that the reliance solely on the results of the modeling companies was inappropriate given their apparent failure to accurately predict the ultimate losses sustained. When the limitations of the professional models became evident, we instituted an additional approach to determine our probable maximum loss.

We now also use gross exposed policy limits as a means to determine our probable maximum loss. This approach focuses on our gross limits in each critical catastrophe zone and sets a maximum amount of gross accumulations we will accept in each zone. Once that limit has been reached, we intend to stop writing business in that catastrophe zone. We have an internal dedicated catastrophe team that will monitor these limits and report monthly to underwriters and senior management. This team also has the ability to model an account before we price the business to see what impact that account will have on our zonal gross accumulations. We intend to restrict our gross exposed policy limits in each critical property catastrophe zone to an amount consistent with our corporate probable maximum loss and capital preservation targets subsequent to a catastrophic event.

We intend to also continue to use professional models along with our gross exposed policy limits approach. We recognize the current limitations of the professional modeling approach; however, we believe that these models will be improved so that projections will more closely estimate actual losses sustained. It is our policy to use both the gross exposed policy limits approach and the professional models and establish our probable maximum loss on the more conservative number generated.

- *Ceded Reinsurance.* We purchase treaty reinsurance to reduce our exposure to significant losses from our general property and energy portfolios of business. We also purchase property catastrophe reinsurance to protect these lines of business from catastrophic loss.

- *Probable Maximum Loss and Risk Appetite.* Our direct property and reinsurance senior managers work together to develop our consolidated probable maximum loss. We manage our business with the goal that our combined probable maximum losses for property business, after all applicable reinsurance, not exceed 10% of our total capital in any "one-in-250-year" event.

Casualty Segment

General

Our casualty segment specializes in insurance products providing coverage for general and product liability, professional liability and healthcare liability. Our direct casualty underwriters provide a variety of specialty insurance casualty products to large and complex organizations around the world.

We modify our product strategy as market conditions change and new opportunities emerge, developing new products or targeting new industry classes when appropriate, but also de-emphasizing others when appropriate. This flexibility allows us to concentrate on business where we expect to generate a significant rate of return. Although our casualty operation has grown rapidly since our inception, our underwriters are focused on profitability rather than strictly on revenue growth.

As of December 31, 2005, our casualty segment employed a staff of 61 employees, including 42 underwriters, with a capability to service clients in Bermuda, Europe and the United States. Although our underwriters are given local autonomy, our Bermuda office has ultimate responsibility for establishing our underwriting guidelines and operating procedures. Centralizing authority in this way allows us to maintain consistency in underwriting philosophy and strategy globally and to minimize internal competition and redundant marketing efforts.

Product Lines and Customer Base

Our coverages include general casualty products as well as professional liability and healthcare products. Our focus with respect to general casualty products is on complex risks in a variety of industries including manufacturing, energy, chemicals, transportation, medical and healthcare products and construction. Our Bermuda operations focus primarily on Fortune 1000 clients, our European operations focus on large European and international accounts and our U.S. operations focus on middle-market and U.S.-domiciled non-Fortune 1000 accounts. In order to diversify our European book, we recently began an initiative to attract more middle-market non-U.S. domiciled accounts produced in the London market. In the United States we often write business at lower attachment points than we do elsewhere given our concentration on smaller accounts. Because of this willingness to accept lower-attaching business in the United States, in the first quarter of 2006 we launched an initiative that allows us to provide products to fill gaps between the primary and excess layers of an insurance program. During the year ended December 31, 2005, our general casualty business accounted for 46.4%; or $293.9 million, of our total gross premiums written in the casualty segment.

In addition to general casualty products, we provide professional liability products such as directors and officers, employment practices, fiduciary and errors and omissions liability insurance. Consistent with our general casualty operations, our professional lines underwriters in Bermuda and Europe focus on larger companies while their counterparts in the United States pursue middle-market and non-Fortune 1000 accounts. Like our general casualty operations, our professional lines operations in the United States pursue lower attachment points than they do elsewhere. Because of this attachment point flexibility, we are currently developing several initiatives in the United States that will increase our product offerings in the areas of directors and officers coverage and general partnership liability coverage.

Globally, we offer a diverse mix of errors and omissions coverages for law firms, technology companies, financial institutions, insurance companies and brokers, media organizations and engineering and construction firms. During the year ended December 31, 2005, our professional liability business accounted for 43.6%, or $276.0 million, of our total gross premiums written in the casualty segment.

We also provide excess professional liability and other casualty coverages to the healthcare industry, including large hospital systems, managed care organizations and miscellaneous medical facilities including home care providers, specialized surgery and rehabilitation centers, and blood banks. Our healthcare operation is based in Bermuda and writes large U.S.-domiciled risks. In order to diversify our healthcare portfolio, we are currently establishing a U.S.-based platform that will target middle-market accounts. During the year ended December 31, 2005, our healthcare business accounted for 10.0%, or $63.1 million, of our total gross premiums written in the casualty segment.

Although our casualty accounts have diverse attachment points by line of business and the size of the account, our most common attachment points are between $10 million and $100 million.

Underwriting and Risk Management

While operating within their underwriting guidelines, our casualty underwriters strive to write diverse books of business across a variety of product lines and industry classes. Senior underwriting managers review their business concentrations on a regular basis to make sure the objective of creating balanced portfolios of business is achieved. As appropriate, specific types of business that we have written disproportionate amounts of may be de-emphasized to achieve a more balanced portfolio. By writing a balanced casualty portfolio, we believe we are less vulnerable to unacceptable market changes in pricing and terms in any one product or industry.

Our casualty operations utilize significant net insurance capacity. Because of the large limits we often deploy on excess general casualty accounts, we have one master treaty in place with six separate interest and liability agreements with several highly-rated reinsurers to reduce our net exposure on individual accounts. We also purchase a relatively small amount of facultative reinsurance from select reinsurers to lessen volatility in our professional liability book of business.

Reinsurance Segment

General

We have developed a balanced portfolio of treaty reinsurance, including professional, general casualty, property, accident and health, and marine and aviation lines. We also underwrite facultative casualty reinsurance. We believe that this diversity in type of reinsurance and line of business enables us to alter our business strategy quickly, should we foresee changes to the exposure environment in any sector. Declining profit prospects for any single reinsurance business line may be offset by additional participations in other more favorable business lines. Overall, we strive to balance our reinsurance portfolio through the appropriate combination of business lines, ceding source, geography and contract configuration.

As of December 31, 2005, we employed a staff of 19 employees in our reinsurance segment. This included 13 underwriters, each of whom is highly experienced, having joined the company from large, established organizations. Our underwriters determine appropriate pricing either by using pricing models built or approved by our actuarial staff or by relying on established pricing set by one of our pricing actuaries for a specific treaty. Pricing models are generally used for facultative reinsurance, property per risk reinsurance and workers' compensation and personal accident catastrophe reinsurance. Other types of reinsurance rely on established pricing. During the year ended December 31, 2005, our reinsurance segment generated gross premiums written of $514.4 million. Our reinsurance segment operates solely from Bermuda and reinsures carriers domiciled principally in the United States.

Product Lines and Customer Base

Professional, general casualty and property treaty reinsurance is the principal source of revenue for this segment. The insurers we reinsure are primarily specialty carriers domiciled in the United States or the specialty divisions of standard lines carriers located there. In addition, we reinsure monoline companies and single-state writers, whether organized as mutual or stock insurers. We focus on niche programs and coverages, frequently sourced from excess and surplus lines insurers. Two treaty units, established in 2003 to generate European programs and accident and health global accounts, spread the segment's exposure beyond the North American focus. We target a portfolio of well rated companies that are highly knowledgeable in their product lines, have the financial resources to execute their business plans and are committed to underwriting discipline throughout the underwriting cycle.

Property treaties protect insurers of residential, commercial and industrial accounts where the exposure to loss is chiefly North American. Monoline, per risk accounts are emphasized, structured as either proportional or excess-of-loss protections. Surplus lines and specialty writers predominate in the portfolio. Where possible, coverage is provided on a "losses occurring" basis. The line size extended is currently limited to $5 million per contract or per program. During the year ended December 31, 2005, our property treaty business accounted for 13.1%, or $67.1 million, of our total gross premiums written in the reinsurance segment.

General casualty treaties cover working layer, intermediate layer and catastrophe exposures. We sell both proportional and excess-of-loss reinsurance. We principally underwrite general liability for books of unique and unusual risks and workers' compensation business lines. The bulk of the general casualty premium consists of commercial excess and umbrella policies of non-admitted companies. In addition, we underwrite accident and health business, emphasizing catastrophe personal accident programs. Capacity is currently limited to $10 million per contract or per program, but for the great majority of treaties a $5 million capacity is employed. During the year ended December 31, 2005, our general casualty treaty business accounted for 26.3%, or $135.4 million, of our total gross premiums written in the reinsurance segment.

Professional lines treaties cover several products, primarily directors' and officers' liability, but also attorneys' malpractice, medical malpractice, miscellaneous professional classes and transactional risk liability. Line size is currently limited to $5 million per program; however, the liability limits provided are typically for lesser amounts. We develop customized treaty structures for the risk classes protected by these treaties, which account for the largest share of premiums written within the segment. The complex exposures undertaken by this unit demand highly technical underwriting and modeling analysis. During the year ended December 31, 2005, our professional lines treaty business accounted for 29.0%, or $149.2 million, of our total gross premiums written in the reinsurance segment.

Our international treaty unit was formed in August of 2003. The majority of this portfolio protects U.K. insurers, including Lloyd's syndicates and Continental European companies, primarily domiciled in Switzerland and Germany. Euro-centric exposures predominate, although some global exposure is present in several accounts. Our net risk exposure is currently limited to €5 million per contract or per program. We also underwrite ocean marine and aviation business within this unit. Marine and aviation premiums written for the treaty year 2005 were estimated at $30.7 million. During the year ended December 31, 2005, the international treaty unit accounted for 10.4%, or $53.3 million, of our total gross premiums written in the reinsurance segment.

Facultative casualty business comprises lower-attachment, individual-risk reinsurance covering automobile liability, general liability and workers' compensation risks for many of the largest U.S. property-casualty and surplus lines insurers. Line size is currently limited to $2 million per certificate. We believe that we are the only Bermuda-based reinsurer that has a dedicated facultative casualty reinsurance business. During the year ended December 31, 2005, our facultative reinsurance business accounted for 5.1%, or $26.4 million, of our total gross premiums written in the reinsurance segment.

In December 2001, we entered into an underwriting agency agreement with IPCRe Underwriting Services Limited ("IPCUSL"), a subsidiary of a Bermuda-based property catastrophe reinsurance specialist, to solicit, underwrite, bind and administer property catastrophe treaty reinsurance on our behalf. On December 5, 2005, we delivered notice to IPCUSL terminating this underwriting agency agreement in order to reduce our incurred loss volatility arising from major catastrophes. Pursuant to the terms of the agreement, the termination will not become effective until November 30, 2007. During the year ended December 31, 2005, premiums written by IPCUSL accounted for 16.1%, or $83.0 million, of our total gross premiums written in the reinsurance segment.

Underwriting and Risk Management

In our reinsurance segment, we believe we carefully evaluate reinsurance proposals to find an optimal balance between the risks and opportunities. Before we review the specifics of any reinsurance proposal, we consider the appropriateness of the client, including the experience and reputation of its management and its risk management strategy. We also examine the level of shareholders' equity, industry ratings, length of incorporation, duration of business model, portfolio profitability, types of exposures and the extent of its liabilities. For property proposals, we also obtain information on the nature of the perils to be included and the policy information on all locations to be covered under the reinsurance contract. If a program meets our underwriting criteria, we then assess the adequacy of its proposed pricing, terms and conditions, and its potential impact on our profit targets and corporate risk objectives.

To identify, plot, manage and monitor accumulations of exposures from potential property catastrophes, we employ industry-recognized modeling software on our per risk accounts. This software, together with our proprietary models, underwriter experience and portfolio knowledge produce the probable maximum loss amounts we allocate to our reinsurance department's internal global property catastrophe zones. For the property catastrophe account underwritten for us by IPCUSL, modeling software and underwriting experience are employed to assess exposure and generate a probable maximum loss. The probable maximum loss produced from IPCUSL is then combined with those of our per risk reinsurance account to calculate the total probable maximum loss by zone for the segment. Notwithstanding the probable maximum loss mechanisms in place, the reinsurance segment focuses on gross treaty limits deployed in each critical catastrophe zone, and, for the property catastrophe business underwritten for us by IPCUSL, establishes a maximum limit of liability per zone for the aggregate of its contracts, which amount cannot be exceeded.

In the case of the property catastrophe reinsurance business produced by IPCUSL on our behalf, we exercise controls through periodic audits of the portfolio to test adherence to the management agreement between the companies. In addition, we retain the right to conduct compliance audits of IPCUSL. On December 5, 2005, we delivered a notice to IPCUSL cancelling our agreement with them in order to reduce our incurred loss volatility arising from major catastrophes. Pursuant to the agreement, the termination will not become effective until November 30, 2007.

For casualty treaty contracts, we track accumulations by line of business. Ceilings for the limits of liability we sell are established based on modeled loss outcomes, underwriting experience and past performance of accounts under consideration. In addition, accumulations among treaty acceptances within the same line of business are monitored, such that the maximum loss sustainable from any one casualty catastrophe should not exceed pre-established targets.

Security Arrangements

Allied World Assurance Company, Ltd is neither licensed nor admitted as an insurer nor is it accredited as a reinsurer in any jurisdiction in the United States. As a result, it is required to post collateral security with respect to any reinsurance liabilities it assumes from ceding insurers domiciled in the United States in order for U.S. ceding companies to obtain credit on their U.S. statutory financial statements with respect to insurance liabilities ceded by them. Under applicable statutory provisions, the security arrangements may be in the form of letters of credit, reinsurance trusts maintained by trustees or funds-withheld arrangements where assets are held by the ceding company. For a description of the security arrangements used by us, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Restrictions and Specific Requirements."

Competition

The insurance and reinsurance industries are highly competitive. Insurance and reinsurance companies compete on the basis of many factors, including premium rates, general reputation and perceived financial strength, the terms and conditions of the products offered, ratings assigned by independent rating agencies, speed of claims payments and reputation and experience in risks underwritten.

We compete with major U.S. and non-U.S. insurers and reinsurers, including other Bermuda-based insurers and reinsurers, on an international and regional basis. Many of our competitors have greater financial, marketing and management resources. Since September 2001, a number of new Bermuda-based insurance and reinsurance companies have been formed and some of those companies compete in the same market segments in which we operate. Some of these companies have more capital than our company. In our direct insurance business, we compete with insurers that provide property and casualty-based lines of insurance such as: ACE Limited, AIG, Axis Capital Holdings Limited, Chubb, Endurance Specialty Holdings Ltd., Factory Mutual Insurance Company, HCC Insurance Holdings, Inc., Lloyd's of London, Munich Re Group, Swiss Re, XL Capital Ltd, and Zurich Financial Services. In our reinsurance business, we compete with reinsurers that provide property and casualty-based lines of reinsurance such as: ACE Limited, Arch Capital Group Ltd., Berkshire Hathaway, Inc., Endurance Specialty Holdings Ltd., Everest Re Group, Ltd., Lloyd's of London, Montpelier Re Holdings Ltd., Munich Re Group, PartnerRe Ltd., Platinum Underwriters Holdings, Ltd., RenaissanceRe Holdings Ltd., Swiss Re, Transatlantic Holdings, Inc. and XL Capital Ltd.

In addition, risk-linked securities and derivative and other non-traditional risk transfer mechanisms and vehicles are being developed and offered by other parties, including entities other than insurance and reinsurance companies. The availability of these non-traditional products could reduce the demand for traditional insurance and reinsurance. A number of new, proposed or potential industry or legislative developments could further increase competition in our industry. These developments include:

- as a result of Hurricane Katrina, the insurance industry's largest natural catastrophe loss, and two subsequent substantial hurricanes (Rita and Wilma), existing insurers and reinsurers have been raising new capital and significant investments are being made in new insurance and reinsurance companies in Bermuda;
- legislative mandates for insurers to provide specified types of coverage in areas where we or our ceding clients do business, such as the mandated terrorism coverage in the U.S. Terrorism Risk Insurance Act of 2002, could eliminate or reduce the opportunities for us to write those coverages; and
- programs in which state-sponsored entities provide property insurance in catastrophe prone areas or other "alternative market" types of coverage could eliminate or reduce the opportunities for us to write those coverages.

New competition from these developments may result in fewer contracts written, lower premium rates, increased expenses for customer acquisition and retention and less favorable policy terms and conditions, which could have a material adverse impact on our growth and profitability.

Our Financial Strength Ratings

Ratings have become an increasingly important factor in establishing the competitive position of insurance and reinsurance companies. A.M. Best has assigned a financial strength rating of "A" (Excellent) to each of our insurance subsidiaries. The objective of A.M. Best's rating system is to provide an opinion of an insurer's or reinsurer's financial strength and ability to meet ongoing obligations to its policyholders. Each rating reflects A.M. Best's opinion of the initial capitalization, management and sponsorship of the entity to which it relates, and is neither an evaluation directed to investors in our common shares nor a recommendation to buy, sell or hold our common shares. A.M. Best ratings currently range from "A++" (Superior) to "F" (In Liquidation) and include 16 separate ratings categories. Each rating is subject to periodic review by, and may be revised downward or revoked at the sole discretion of, A.M. Best. If the rating of any of our subsidiaries is further revised downward or revoked, our competitive position in the insurance and reinsurance industry would suffer, and it would be more difficult for us to market our products. Specifically, any revision or revocation of this kind could result in a significant reduction in the number of insurance and reinsurance contracts we write and in a substantial loss of business as customers and brokers that place this business move to competitors with higher financial strength ratings. Additionally, it is increasingly common for our reinsurance contracts to contain terms that would allow the ceding companies to cancel the contract for the portion of our obligations if our insurance subsidiaries are downgraded below an A- by A.M. Best. Whether a ceding company would exercise this cancellation right would depend, among other factors, on the reason for such downgrade, the extent of the downgrade, the prevailing market conditions and the pricing and availability of replacement reinsurance coverage. Therefore, we cannot predict in advance the extent to which this cancellation right would be exercised, if at all, or what effect such cancellations would have on our financial condition or future operations, but such effect could be material.

Distribution of Our Insurance Products

We market our insurance and reinsurance products worldwide almost exclusively through insurance and reinsurance brokers. This distribution channel provides us with access to an efficient, variable cost and international distribution system without the significant time and expense that would be incurred in creating our own distribution network. In the case of the property catastrophe reinsurance business produced on our behalf by IPCUSL, IPCUSL uses its own brokerage distribution network. During the year ended December 31, 2005, $83.0 million, or 5%, related to business produced by IPCUSL. On December 5, 2005, we delivered a notice to IPCUSL terminating our underwriting agency agreement with IPCUSL. Pursuant to that agreement, the termination will not become effective until November 30, 2007.

We also distribute through major excess and surplus lines wholesalers and regional retailers in the United States targeting middle-market and non-Fortune 1000 companies. For the year ended December 31, 2005, U.S. regional and excess and surplus lines wholesalers and regional retailers accounted for 44% and 17%, respectively, of our U.S. distribution and include: Arthur J. Gallagher & Co., Lockton Companies, Inc., McGriff Seibels & Williams, Inc., and wholesalers American Wholesale Insurance Group Inc., CRC Insurance Services, Inc. and Westrope, Inc.

In the year ended December 31, 2005, our top four brokers represented approximately 74% of gross premiums written by us. A breakdown of our distribution by broker is provided in the table below.

Broker	Percentage of Gross Premiums Written for the Year Ended December 31, 2005
Marsh & McLennan Companies, Inc.	35%
Aon Corporation	22
Willis Group Holdings Ltd.	10
Jardine Lloyd Thompson Group plc	7
All Others	26
	100%

In accordance with industry practice, we frequently pay amounts owed on claims under our insurance and reinsurance contracts to brokers, and these brokers, in turn, pay these amounts over to the customers that have purchased insurance or reinsurance from us. If a broker fails to make such a payment, it is likely that, in most cases, we will be liable to the client for the deficiency because of local laws or contractual obligations. Likewise, when a customer pays premiums for policies written by us to a broker for further payment to us, these premiums are generally considered to have been paid and, in most cases, the client will no longer be liable to us for those amounts, whether or not we actually receive the premiums. Consequently, we assume a degree of credit risk associated with the brokers we use with respect to our insurance and reinsurance business.

Underwriting and Risk Management

Our corporate underwriting and risk management objective is to create insurance and reinsurance portfolios that are balanced and diversified across classes of business, types of insurance products, geography and sources. Our Chief Executive Officer works closely with our senior underwriting officers for direct insurance and our worldwide underwriting manager for reinsurance in establishing and implementing corporate underwriting strategies and guidelines on a global basis and is accountable for our ultimate underwriting results.

We take a disciplined approach to underwriting and risk management, relying heavily on the collective expertise of our underwriters. While we believe we have successfully built diversified portfolios of business in both our insurance and reinsurance operations, we have focused only on areas where we feel we have the necessary underwriting expertise and experience to be successful over changing market cycles. Our disciplined underwriting and risk management philosophy is illustrated by the following practices:

- Our underwriting operations have written guidelines that identify the classes of business that can be written and establish specific parameters for capacity, attachment points and terms and conditions. Senior managers in charge of each business line are the only individuals that can authorize exceptions to the underwriting guidelines.
- Our underwriters are given a written authority statement that provides a specific framework for their underwriting decisions. Although we provide our underwriters with significant local autonomy, we centralize authority for strategic decisions with our senior managers in Bermuda in order to achieve underwriting consistency and control across all of our operations.
- Our underwriters work closely with our actuarial staff, particularly when pricing complex risks in certain lines of business, and in determining rate change trends in all of our lines of business. Actuarial assessments of loss development in all of our product segments are integral to the establishment of our business plan. This

information allows us to target growth in specific areas that are performing well and to take corrective action in areas that are not performing satisfactorily.

- We manage our individual risk limits, and we believe that we provide a meaningful but prudent amount of capacity to each client. We purchase reinsurance in lines of business where we want to increase our gross limits to gain more leverage, but mitigate our net exposure to loss.
- Our guidelines do not allow multiple underwriting offices to provide coverage to the same client for the same line of business, which allows us to control our capacity allocations and avoid redundancy of effort. We minimize overlap between our operations by providing each with distinct operating parameters while at the same time encouraging communication between underwriters and offices.
- Our underwriting offices are subject to annual underwriting, operational and administrative audits to assess compliance with our corporate guidelines.

Property Segment

For our property segment, the protection of corporate assets from loss due to natural catastrophes is one of our major areas of focus. Many factors go into the effective management of this exposure. The essential factors in this process are outlined below:

- *Measurement.* We will generally only underwrite risks in which we can obtain an electronic statement of property values. This statement of values must be current and include proper addresses and a breakdown of values for each location to be insured. We require an electronic format because we need the ability to arrange the information in a manner acceptable to our third party modeling company. This also gives us the ability to collate the information in a way that assists our internal catastrophe team in measuring our total gross limits in critical catastrophe zones.
- *Professional Modeling.* We model the locations covered in each policy. This is a time-consuming process, but it enables us to obtain a more accurate assessment of our property catastrophe exposure. We have contracted with an industry-recognized modeling firm to analyze our property catastrophe exposure on a quarterly basis. This periodic measurement of our property business gives us an up-to-date objective estimate of our property catastrophe exposure. Using data that we provide, this modeling firm runs numerous computer-simulated events and provides us with loss probabilities for our book of business.
- *Gross Exposed Policy Limits.* Prior to Hurricane Katrina, a majority of the insurance industry and all of the insurance rating agencies relied heavily on the probable maximum losses produced by various professional modeling companies. Hurricane Katrina demonstrated that reliance solely on the results of the modeling companies was inappropriate given their apparent failure to accurately predict the ultimate losses sustained. When the limitations of the professional models became evident, we instituted an additional approach to determine our probable maximum loss.

We now also use gross exposed policy limits as a means to determine our probable maximum loss. This approach focuses on our gross limits in each critical catastrophe zone and sets a maximum amount of gross accumulations we will accept in each zone. Once that limit has been reached, we intend to stop writing business in that catastrophe zone. We have an internal dedicated catastrophe team that will monitor these limits and report monthly to underwriters and senior management. This team also has the ability to model an account before we price the business to see what impact that account will have on our zonal gross accumulations. We intend to restrict our gross exposed policy limits in each critical property catastrophe zone to an amount consistent with our corporate probable maximum loss and capital preservation targets subsequent to a catastrophic event.

We intend to also continue to use professional models along with our gross exposed policy limits approach. We recognize the current limitations of the professional modeling approach; however, we believe that these models will be improved so that projections will more closely estimate actual losses sustained. It is our policy to use both the gross exposed policy limits approach and the professional models and establish our probable maximum loss on the more conservative number generated.

- *Ceded Reinsurance.* We purchase treaty reinsurance to reduce our exposure to significant losses from our general property and energy portfolios of business. We also purchase property catastrophe reinsurance to protect these lines of business from catastrophic loss.

- *Probable Maximum Loss and Risk Appetite.* Our direct property and reinsurance senior managers work together to develop our consolidated probable maximum loss. We manage our business with the goal that our combined probable maximum losses for property business, after all applicable reinsurance, not exceed 10% of our total capital in any "one-in-250-year" event.

Casualty Segment

While operating within their underwriting guidelines, our casualty underwriters strive to write diverse books of business across a variety of product lines and industry classes. Senior underwriting managers review their business concentrations on a regular basis to make sure the objective of creating balanced portfolios of business is achieved. As appropriate, specific types of business that we have written disproportionate amounts of may be de-emphasized to achieve a more balanced portfolio. By writing a balanced casualty portfolio, we believe we are less vulnerable to unacceptable market changes in pricing and terms in any one product or industry.

Our general casualty operations utilize significant net insurance capacity. Because of the large limits we often deploy on excess general casualty accounts, we have one master treaty in place with six separate interest and liability agreements with several highly-rated reinsurers to reduce our net exposure on individual accounts. We also purchase a relatively small amount of facultative reinsurance from select reinsurers to lessen volatility in our professional liability book of business.

Reinsurance Segment

In our reinsurance segment, we believe we carefully evaluate reinsurance proposals to find an optimal balance between the risks and opportunities. Before we review the specifics of any reinsurance proposal, we consider the appropriateness of the client, including the experience and reputation of its management and its risk management strategy. We also examine the level of shareholders' equity, industry ratings, length of incorporation, duration of business model, portfolio profitability, types of exposures and the extent of its liabilities. For property proposals, we also obtain information on the nature of the perils to be included and the policy information on all locations to be covered under the reinsurance contract. If a program meets our underwriting criteria, we then assess the adequacy of its proposed pricing, terms and conditions, and its potential impact on our profit targets and corporate risk objectives.

To identify, plot, manage and monitor accumulations of exposures from potential property catastrophes, we employ industry-recognized modeling software on our per risk accounts. This software, together with our proprietary models, underwriter experience and portfolio knowledge produce the probable maximum loss amounts we allocate to our reinsurance department's internal global property catastrophe zones. For the property catastrophe account underwritten for us by IPCUSL, modeling software and underwriting experience are employed to assess exposure and generate a probable maximum loss. The probable maximum loss produced from IPCUSL is then combined with those of our per risk reinsurance account to calculate the total probable maximum loss by zone for the segment. Notwithstanding the probable maximum loss mechanisms in place, the reinsurance segment focuses on gross treaty limits deployed in each critical catastrophe zone, and, for the property catastrophe business underwritten for us by IPCUSL, establishes a maximum limit of liability per zone for the aggregate of its contracts, which amount cannot be exceeded.

In the case of the property catastrophe reinsurance business produced by IPCUSL on our behalf, we exercise controls through periodic audits of the portfolio to test adherence to the management agreement between the companies. In addition, we retain the right to conduct compliance audits of IPCUSL. On December 5, 2005, we delivered a notice to IPCUSL cancelling our agreement with them in order to reduce our incurred loss volatility arising from major catastrophes. Pursuant to the agreement, the termination will not become effective until November 30, 2007.

For casualty treaty contracts, we track accumulations by line of business. Ceilings for the limits of liability we sell are established based on modeled loss outcomes, underwriting experience and past performance of accounts under consideration. In addition, accumulations among treaty acceptances, within the same line of business are monitored, such that the maximum loss sustainable from any one casualty catastrophe should not exceed pre-established targets.

Claims Management

We have a well-developed process in place for identifying, tracking and resolving claims. At the present time these responsibilities are fulfilled by our own staff and, with respect to our U.S. subsidiaries, by certain personnel of subsidiaries of AIG. Through our amended administrative services agreements, claims for our U.S. subsidiaries will be handled by subsidiaries of AIG through the end of 2006 at which point our own staff will handle these claims. These agreements provide that all claims management and authorities remain within our own staff. Claims responsibilities include reviewing loss reports, monitoring claims developments, requesting additional information where appropriate, performing claims audits of cedents, establishing initial case reserves and approving payment of individual claims. We have established authority levels for all individuals involved in the reserving and settlement of claims.

With respect to reinsurance, in addition to managing reported claims and conferring with ceding companies on claims matters, the claims management staff and personnel conduct periodic audits of specific claims and the overall claims procedures of our reinsureds. Through these audits, we are able to evaluate ceding companies' claims-handling practices, including the organization of their claims departments, their fact-finding and investigation techniques, their loss notifications, the adequacy of their reserves, their negotiation and settlement practices and their adherence to claims-handling guidelines.

Reserve for Losses and Loss Expenses

We are required by applicable insurance laws and regulations in Bermuda, the United States, United Kingdom and Ireland and accounting principles generally accepted in the United States to establish loss reserves to cover our estimated liability for the payment of all losses and loss expenses incurred with respect to premiums earned on the policies and treaties that we write. These reserves are balance sheet liabilities representing estimates of future amounts on a nominal basis required to pay losses and loss expenses for insured or reinsured claims that have occurred at or before the balance sheet date. It is our policy to establish these losses and loss reserves prudently after reviewing all information known to us as of the date they are recorded.

We use statistical and actuarial methods to reasonably estimate ultimate expected losses and loss expenses. We utilize a variety of standard actuarial methods in our analysis. These include the Bornhuetter-Ferguson methods, the incurred loss method, the paid loss method and the expected loss ratio method. The selections from these various methods are based on the loss development characteristics of the specific line of business. For lines of business with extremely long reporting periods, such as casualty reinsurance, we may rely more on an expected loss ratio method until losses begin to develop. Loss reserves do not represent an exact calculation of liability; rather, loss reserves are estimates of what we expect the ultimate resolution and administration of claims will cost. These estimates are based on actuarial and statistical projections and on our assessment of currently available data, as well as estimates of future trends in claims severity and frequency, judicial theories of liability and other factors. Loss reserve estimates are refined as experience develops and as claims are reported and resolved. Establishing an appropriate level of loss reserves is an inherently uncertain process. The uncertainties may be greater for insurers like us than for insurers with an established operating and claims history and a larger number of insurance and reinsurance transactions. The relatively large limits of net liability for any one risk in our excess casualty and professional liability lines of business serve to increase the potential for volatility in the development of our loss reserves. In addition, the relatively long reporting periods between when a loss occurs and when it may be reported to our claims department for our casualty lines of business also increase the uncertainties of our reserve estimates in such lines. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Relevant Factors — Critical Accounting Policies — Reserve for Losses and Loss Expenses" for further information regarding the uncertainties in establishing the reserve for losses and loss expenses.

To the extent we determine that actual losses or loss expenses vary from our expectations and reserves reflected in our financial statements, we will be required to increase or decrease our reserves to reflect our changed expectations. Any such increase could cause a material increase in our liabilities and a reduction in our profitability, including operating losses and a reduction of capital.

To assist us in establishing appropriate reserves for losses and loss expenses, we analyze a significant amount of insurance industry information with respect to the pricing environment and loss settlement patterns. In combination with our individual pricing analyses and our internal loss settlement patterns, this industry information is used to guide our loss and loss expense estimates. These estimates are reviewed regularly, and any adjustments are reflected in earnings in the periods in which they are determined. Our losses and loss expense reserves are reviewed annually by our outside actuarial specialists.

The following tables show the development of gross and net reserves for losses and loss expenses, respectively. The tables do not present accident or policy year development data. Each table begins by showing the original year-end reserves recorded at the balance sheet date for each of the four years presented ("as originally estimated"). This represents the estimated amounts of losses and loss expenses arising in all prior years that are unpaid at the balance sheet date, including IBNR reserves. The re-estimated liabilities reflect additional information regarding claims incurred prior to the end of the preceding financial year. A redundancy (or deficiency) arises when the re-estimation of reserves recorded at the end of each prior year is less than (or greater than) its estimation at the preceding year-end. The cumulative redundancies represent cumulative differences between the original reserves and the currently re-estimated liabilities over all prior years. Annual changes in the estimates are reflected in the statement of operations for each year, as the liabilities are re-estimated.

The lower sections of the tables show the portions of the original reserves that were paid (claims paid) as of the end of subsequent years. This section of each table provides an indication of the portion of the re-estimated liability that is settled and is unlikely to develop in the future. For our proportional treaty reinsurance business, we have estimated the allocation of claims paid to applicable years based on a review of large losses and earned premium percentages.

Development of Reserve for Losses and Loss Expenses
Cumulative Deficiency (Redundancy)

	Gross Losses Year Ended December 31,			
	2001	2002	2003	2004
	($ in thousands)			
As Originally Estimated:	$213	$310,508	$1,058,653	$2,037,124
Liability Re-estimated as of:				
One Year Later	213	253,691	979,218	1,929,571
Two Years Later	213	226,943	896,649	
Three Years Later	213	217,712		
Four Years Later	213			
Cumulative (Redundancy)	—	(92,796)	(162,004)	(107,553)
Cumulative Claims Paid as of:				
One Year Later	—	54,288	138,793	372,823
Two Years Later	—	83,465	237,394	
Three Years Later	—	100,978		
Four Years Later	18			

Gross Losses

	Year Ended December 31,			
	2001	2002	2003	2004
Liability Re-estimated as of:				
One Year Later	100%	82%	92%	95%
Two Years Later	100%	73%	85%	
Three Years Later	100%	70%		
Four Years Later	100%			
Cumulative (Redundancy)	0%	(30)%	(15)%	(5)%
Gross Loss and Loss Expense Cumulative Paid as a Percentage of Originally Estimated Liability				
Cumulative Claims Paid as of:				
One Year Later	0%	17%	13%	18%
Two Years Later	0%	27%	22%	
Three Years Later	0%	33%		
Four Years Later	8%			

Losses Net of Reinsurance

	Year Ended December 31,			
	2001	2002	2003	2004
	($ in thousands)			
As Originally Estimated:	$213	$299,946	$ 964,810	$1,777,953
Liability Re-estimated as of:				
One Year Later	213	243,129	885,375	1,728,868
Two Years Later	213	216,381	830,969	
Three Years Later	213	207,945		
Four Years Later	213			
Cumulative (Redundancy)	—	(92,001)	(133,841)	(49,085)
Cumulative Claims Paid as of:				
One Year Later	—	52,077	133,286	305,083
Two Years Later	—	76,843	214,384	
Three Years Later	—	93,037		
Four Years Later	18			

Losses Net of Reinsurance

	Year Ended December 31,			
	2001	2002	2003	2004
Liability Re-estimated as of:				
One Year Later	100%	81%	92%	97%
Two Years Later	100%	72%	86%	
Three Years Later	100%	69%		
Four Years Later	100%			
Cumulative (Redundancy)	0%	(31)%	(14)%	(3)%
Net Loss and Loss Expense Cumulative Paid as a Percentage of Originally Estimated Liability				
Cumulative Claims Paid as of:				
One Year Later	0%	17%	14%	17%
Two Years Later	0%	26%	22%	
Three Years Later	0%	31%		
Four Years Later	8%			

Reinsurance Arrangements

Total premiums ceded pursuant to reinsurance contracts entered into by our company with a variety of reinsurers were $338.3 million, $335.3 million and $227.2 million for the years ended December 31, 2005, 2004 and 2003, respectively. Certain reinsurance contracts provide us with protection related to specified catastrophes insured by our property segment. We also cede premiums on a proportional basis to limit total exposures in the property, casualty and to a lesser extent reinsurance segments. The following table illustrates our gross premiums written and ceded for the years ended December 31, 2005, 2004 and 2003:

	Gross Premiums Written and Premiums Ceded		
	Year Ended December 31,		
	2005	2004	2003
	($ in millions)		
Gross	$1,560.3	$1,708.0	$1,573.7
Ceded	(338.3)	(335.3)	(227.2)
Net	$1,222.0	$1,372.7	$1,346.5
Ceded as percentage of Gross	21.7%	19.6%	14.4%

The following table illustrates our reinsurance recoverable as of December 31, 2005 and 2004:

	Reinsurance Recoverable	
	As of December 31,	
	2005	2004
	($ in millions)	
Ceded case reserves	$256.4	$ 63.9
Ceded IBNR reserves	459.9	195.3
Reinsurance recoverable	$716.3	$259.2

We remain obligated for amounts ceded in the event our reinsurers do not meet their obligations. Accordingly, we have evaluated the reinsurers that are providing reinsurance protection to us and will continue to monitor their credit ratings and financial stability. Approximately 94% of ceded case reserves as of December 31, 2005 were recoverable from reinsurers who had an A.M. Best rating of "A" or higher. We generally have the right to terminate our treaty reinsurance contracts at any time, upon prior written notice to the reinsurer, under specified circumstances, including the assignment to the reinsurer by A.M. Best of a financial strength rating of less than "A−".

On October 1, 2005, we entered into a quota share contract with several reinsurers that covers a portion of our liability accruing under general property policies. From October 1, 2005 to March 31, 2006, we ceded 35% of a policy covered by the contract, up to a maximum cession of $10 million per policy subject to an occurrence limit of $250 million in the United States and $100 million in the rest of the world. As of April 1, 2006, we began ceding 45% of a policy covered by the contract, up to a maximum cession of $10 million per policy subject to an occurrence limit of $250 million in the United States and $100 million in the rest of the world. This contract will remain in effect until cancelled on October 31 of any year, subject to 60 days prior written notice. We also may terminate any reinsurers' participation in the contract at any time, upon written notice to the reinsurer, under specified circumstances, including the assignment to the reinsurer by A.M. Best of a financial strength rating of less than "A−". Each reinsurer may cancel its participation in the contract on 30 days notice by certified mail if (1) we cease underwriting operations; (2) a legal authority orders us to cease writing business or we are placed under regulatory supervision; or (3) we merge or are acquired by another company. Under the contract, we earn a ceding commission equal to the original commissions paid by us plus an overriding commission of 7.5% applied to the gross premium ceded to the contract. We anticipate that our subsidiaries will cede approximately $97.3 million of premiums under this contract during the October 2005 to October 2006 term.

On June 1, 2006, Allied World Assurance Company, Ltd, Allied World Assurance Company (Europe) Limited, Allied World Assurance Company (Reinsurance) Limited, Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company entered into a quota share contract with several reinsurers that covers a portion of our liability accruing under property policies written and classified as energy, heavy industry, mining, oil, gas, petrochemical and power generator business. Allied World Assurance Company, Ltd, Allied World Assurance Company (Europe) Limited, Allied World Assurance Company (Reinsurance) Limited, Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company may cede up to 58.5% of a policy covered by the contract, up to a maximum cession of $15 million per policy. This contract will remain in effect until June 1, 2007. Allied World Assurance Company, Ltd, Allied World Assurance Company (Europe) Limited, Allied World Assurance Company (Reinsurance) Limited, Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company also may terminate any reinsurers' participation in the contract at any time, upon written notice to the reinsurer, under specified circumstances, including the assignment to the reinsurer by A.M. Best of a financial strength rating of less than "A−". Each reinsurer may cancel its participation in the contract on 15 days notice by certified mail if we breach certain provisions regarding loss portfolio measures. Under the contract, the reinsurers allow Allied World Assurance Company, Ltd, Allied World Assurance Company (Europe) Limited, Allied World Assurance Company (Reinsurance) Limited, Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company a ceding commission of 20% on the original premiums ceded under the contract; however, if the loss ratio is 70% or greater then the ceding commission will be 17.5%. We anticipate that our subsidiaries will cede approximately $65 million in premiums under this contract during the June 2006 to June 2007 term.

Newmarket Underwriters Insurance Company and Allied World Assurance Company (U.S.) Inc. were parties to separate reinsurance agreements with The Hartford Steam Boiler Inspection and Insurance Company, a wholly-owned subsidiary of AIG. The parties agreed to terminate the reinsurance agreements effective January 1, 2005.

Lexington Insurance Company, American Home Assurance Company, Canada branch, and Commerce & Industry Insurance Company of Canada, each of which is a wholly-owned subsidiary of AIG, were together party to a Pro Rata Semi-Automatic Facultative Agreement with Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company. On December 21, 2004, Lexington Insurance Company delivered notice to Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company cancelling the Pro Rata Semi-Automatic Facultative Agreement immediately and ceasing to cede any further business.

Allied World Assurance Company, Ltd, Allied World Assurance Company (Europe) Limited, Allied World Assurance Company (Reinsurance) Limited, Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company entered into a property excess catastrophe reinsurance contract with several reinsurers, including Transatlantic Reinsurance Company, Inc., a subsidiary of AIG.

Allied World Assurance Company, Ltd, Allied World Assurance Company (Europe) Limited and Allied World Assurance Company (Reinsurance) Limited are parties to a reinsurance arrangement with several parties, including American Home Assurance Company, a wholly-owned subsidiary of AIG.

Allied World Assurance Company, Ltd, Allied World Assurance Company (Europe) Limited, Allied World Assurance Company (Reinsurance) Limited, Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company are parties to an excess general casualty insurance agreement with several parties, including Harbor Point Services, Inc. on behalf of Federal Insurance Company, a subsidiary of Chubb.

Investments

Investment Strategy and Guidelines

We derive a significant portion of our income from our invested assets. As a result, our operating results depend in part on the performance of our investment portfolio. Because of the unpredictable nature of losses that may arise under insurance or reinsurance policies written by us, our liquidity needs can be substantial and may arise at any time. We follow a conservative investment strategy designed to emphasize the preservation of our invested assets and provide sufficient liquidity for the prompt payment of claims. In making investment decisions, we consider the impact of various catastrophic events to which we may be exposed. Our portfolio therefore consists primarily of high investment grade-rated, liquid, fixed-maturity securities of short-to-medium term duration. Including a high-yield bond fund investment, 98% of our fixed income portfolio consists of investment grade securities. As authorized by our board of directors, we also invested $200 million of our shareholders' equity in four hedge funds.

We strive to structure our investments in a manner that recognizes our liquidity needs for our future liabilities. In that regard, we attempt to correlate the maturity and duration of our investment portfolio to our general liability profile. To the extent we are unsuccessful in correlating our investment portfolio with our expected liabilities, we may be forced to liquidate our investments at times and prices that are not optimal. This could have a material adverse affect on the performance of our investment portfolio. If our liquidity needs or our general liability profile unexpectedly change, we may not continue to structure our investment portfolio in its current manner and would adjust as necessary to meet new business needs.

In an effort to meet business needs and mitigate risks, our investment guidelines specify minimum criteria on the overall credit quality and liquidity characteristics of the portfolio. They include limitations on the size of some holdings as well as restrictions on purchasing specified types of securities, convertible bonds or investing in certain regions. Permissible investments are also limited by the type of issuer, the counterparty's creditworthiness and other factors. Our investment manager may choose to invest some of the investment portfolio in currencies other than the U.S. dollar based on the business we have written, the currency in which our loss reserves are denominated on our books or regulatory requirements.

Our investment performance is subject to a variety of risks, including risks related to general economic conditions, market volatility, interest rate fluctuations, liquidity risk and credit and default risk. Investment guideline restrictions have been established in an effort to minimize the effect of these risks but may not always be effective due to factors beyond our control. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. A significant increase in interest rates could result in significant losses, realized or unrealized, in the value of our investment portfolio. Additionally, with respect to some of our investments, we are subject to prepayment and therefore reinvestment risk. Alternative investments, such as our hedge fund investments, subject us to restrictions on redemption, which may limit our ability to withdraw funds for some period of time after our initial investment. The values of, and returns on, such investments may also be more volatile.

Investment Committee and Investment Manager

The investment committee of our board of directors establishes investment guidelines and supervises our investment activity. The investment committee regularly monitors our overall investment results, compliance with investment objectives and guidelines, and ultimately reports our overall investment results to the board of directors.

We have engaged affiliates of the Goldman Sachs Funds to provide discretionary investment management services. We have agreed to pay investment management fees based on the month-end market values of the investments in the portfolio. The fees, which vary depending on the amount of assets under management, are included in net investment income. These investment management agreements are generally in force for an initial three-year term with subsequent one-year period renewals, during which they may be terminated by either party subject to specified notice requirements. Also, the investment manager of a hedge fund we invest in is a subsidiary of AIG.

Our Portfolio

Accounting Treatment

Our investments primarily consist of fixed income securities. All of our investments are carried at their fair market value on the balance sheet date and are considered available for sale as defined in SFAS No. 115. Unrealized gains and losses on investments, which represent the difference between the amortized cost and the fair market value of securities, are reported in the balance sheet, net of taxes, as accumulated other comprehensive income as a separate component of shareholders' equity.

Composition as of December 31, 2005

As of December 31, 2005, our aggregate invested assets totaled approximately $4.9 billion. Aggregate invested assets include cash and cash equivalents, restricted cash, fixed-maturity securities, a fund consisting of global high-yield fixed-income securities and four hedge funds. The average credit quality of our investments is AA by Standard & Poor's and Aa2 by Moody's Investors Service. Short-term instruments must be rated a minimum of A-1/P-1. The target duration range is 1.25 to 3.75 years and the portfolio has a total return rather than income orientation. At December 31, 2005, the average duration of our investment portfolio was 2.3 years and there were approximately $25.5 million of unrealized losses in the portfolio, net of applicable tax. The global high-yield fund invests primarily in high-yield fixed income securities rated below investment grade and had a fair market value of $81.9 million as of December 31, 2005. Our investment in the four hedge funds had a total fair market value of $215.1 million as of December 31, 2005.

The following table shows the types of securities in our portfolio, excluding cash equivalents, and their fair market values and amortized costs as of December 31, 2005:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Market Value
		($ in millions)		
Type of Investment				
U.S. government and agencies	$2,351.1	$ 0.2	$(42.9)	$2,308.4
Non-U.S. government securities	80.3	5.6	(1.9)	84.0
Corporate securities	945.9	0.6	(10.7)	935.8
Asset-backed securities	217.4	—	(1.2)	216.2
Mortgage-backed securities	847.3	3.7	(5.0)	846.0
Fixed Income Sub-Total	4,442.0	10.1	(61.7)	4,390.4
Global high-yield bond fund	63.0	18.9	—	81.9
Hedge funds	207.1	8.0	—	215.1
Total	$4,712.1	37.0	(61.7)	4,687.4

U.S. Government and Agencies

U.S. government and agency securities are comprised primarily of bonds issued by the U.S. Treasury, the Federal Home Loan Bank, the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association.

Non-U.S. Government Securities

Non-U.S. government securities represent the fixed income obligations of non-U.S. governmental entities.

Corporate Securities

Corporate securities are comprised of bonds issued by corporations that on acquisition are rated A-/ A3 or higher and are diversified across a wide range of issuers and industries. The principal risk of corporate securities is the potential loss of income and potential realized and unrealized principal losses due to insolvencies or deteriorating credit. The largest corporate credit in our portfolio was Credit Suisse First Boston, which represented 1.6% of aggregate invested assets and had an average rating of A+ by Standard & Poor's, as of December 31, 2005. We actively monitor our corporate credit exposures and have had no realized credit-related losses to date. A decision to continue holding a bond is made by management based on downgrade research, future projections and the current market environment.

Asset-Backed Securities

Asset-backed securities are purchased both to diversify the overall risks of our fixed maturity portfolio and to provide attractive returns. Our asset-backed securities are diversified both by type of asset and by issuer and are comprised of primarily AAA-rated bonds backed by pools of automobile loan receivables, home equity loans and credit card receivables originated by a variety of financial institutions.

The principal risks in holding asset-backed securities are structural, credit and capital market risks. Structural risks include the security's priority in the issuer's capital structure, the adequacy of and ability to realize proceeds from the collateral and the potential for prepayments. Credit risks include consumer or corporate credits such as credit card holders and corporate obligors. Capital market risks include the general level of interest rates and the liquidity for these securities in the market place.

Mortgage-Backed Securities

Mortgage-backed securities are purchased to diversify our portfolio risk characteristics from primarily corporate credit risk to a mix of credit risk and cash flow risk. The majority of the mortgage-backed securities in our investment portfolio have relatively low cash flow variability.

The principal risks inherent in holding mortgage-backed securities are prepayment and extension risks, which will affect the timing of when cash flow will be received. The active monitoring of our mortgage-backed securities mitigates exposure to losses from cash flow risk associated with interest rate fluctuations. Our mortgage-backed securities are principally comprised of AAA-rated pools of residential and commercial mortgages originated by both agency (such as the Federal National Mortgage Association) and non-agency originators.

Ratings as of December 31, 2005

The investment ratings (provided by major rating agencies) for fixed maturity securities held as of December 31, 2005 and the percentage of our total fixed maturity securities they represented on that date were as follows:

	Amortized Cost	Fair Market Value	Percentage of Total Fair Market Value
		($ in millions)	
Ratings			
U.S. government and government agencies	$2,351.1	$2,308.4	52.6%
AAA/Aaa	1,230.5	1,230.6	28.0
AA/Aa	156.3	154.5	3.5
A/A	676.9	670.1	15.3
BBB/Baa	27.2	26.8	0.6
Total	$4,442.0	$4,390.4	100.0%

Maturity Distribution as of December 31, 2005

The maturity distribution for fixed maturity securities held as of December 31, 2005 was as follows:

	Amortized Cost	Fair Market Value	Percentage of Total Fair Market Value
		($ in millions)	
Maturity			
Due within one year	$ 382.1	$ 381.5	8.7%
Due after one year through five years	2,767.0	2,715.9	61.9
Due after five years through ten years	226.0	228.6	5.2
Due after ten years	2.2	2.1	—
Mortgage-backed securities	847.3	846.1	19.3
Asset-backed securities	217.4	216.2	4.9
Total	$4,442.0	$4,390.4	100.0%

Investment Returns for the Year Ended December 31, 2005

Our investment returns for the year ended December 31, 2005 were as follows ($ in millions):

Net investment income	$178.6
Net realized loss on sales of investments	$(10.2)
Net change in unrealized gains and losses	$(58.7)
Total net investment return	$109.7
Total return(1)	2.3%
Effective annualized yield(2)	3.9%

(1) Total return for our investment portfolio is calculated using beginning and ending market values adjusted for external cash flows and includes unrealized gains and losses.

(2) Effective annualized yield is calculated by dividing net investment income by the average balance of aggregate invested assets, on an amortized cost basis.

Securities Lending

In January 2005, we initiated a securities lending program whereby the securities we own that are included in fixed maturity investments available for sale are loaned to third parties, primarily brokerage firms, for a short period of time through a lending agent. We maintain control over the securities we lend as we can recall them at any time for any reason, receive amounts equal to all interest and dividends associated with the loaned securities and receive a fee from the borrower for the temporary use of the securities. Collateral in the form of cash is required initially at a minimum rate of 102% of the market value of the loaned securities and may not decrease below 100% of the market value of the loaned securities before additional collateral is required. We had $449.0 million in securities on loan at December 31, 2005 with collateral held against such loaned securities amounting to $456.8 million.

Our Principal Operating Subsidiaries

The following chart shows how our company is organized.



Allied World Assurance Company Holdings, Ltd (Bermuda)
Allied World Assurance Company, Ltd (Bermuda)
Allied World Assurance Holdings (Ireland) Ltd (Bermuda)
Allied World Assurance Company (U.S.) Inc. (Delaware)
Newmarket Underwriters Insurance Company (NH)
Allied World Assurance Company (Europe) Limited (Ireland)
Allied World Assurance Company (Reinsurance) Limited (Ireland)

Allied World Assurance Company, Ltd

Our Bermuda insurance subsidiary, Allied World Assurance Company, Ltd, was incorporated on November 13, 2001 and began operations on November 21, 2001. Allied World Assurance Company, Ltd is a registered Class 4 Bermuda insurance and reinsurance company and is subject to regulation and supervision in Bermuda. Senior management and all of the staff of Allied World Assurance Company, Ltd are located in our Bermuda headquarters.

Our European Subsidiaries

Allied World Assurance Company (Europe) Limited

On September 25, 2002, Allied World Assurance Company (Europe) Limited was incorporated as a wholly-owned subsidiary of Allied World Assurance Holdings (Ireland) Ltd. We capitalized Allied World Assurance Company (Europe) Limited with $30 million in capital. On October 7, 2002, Allied World Assurance Company (Europe) Limited was authorized by the Department of Enterprise, Trade and Employment to underwrite insurance and reinsurance from offices in Dublin. Based on its license in Ireland, Allied World Assurance Company (Europe) Limited is able to underwrite risks situated throughout the European Union, subject to compliance with the third non-life directive of the European Union.

Allied World Assurance Company (Europe) Limited maintains offices in Dublin and in London, and since its formation has written business originating from Ireland, the United Kingdom and Continental Europe.

Allied World Assurance Company (Reinsurance) Limited

On July 18, 2003, Allied World Assurance Company (Reinsurance) Limited was incorporated as a wholly-owned subsidiary of Allied World Assurance Holdings (Ireland) Ltd and licensed in Ireland to write reinsurance throughout the European Union. We capitalized Allied World Assurance Company (Reinsurance) Limited with $50 million in capital. We include the business produced by this entity in our property segment even though the majority of the coverages written are structured as facultative reinsurance. Allied World Assurance Company (Reinsurance) Limited was granted a license by the U.K. Financial Services Authority on August 18, 2004 to underwrite business directly through a branch office in London. The Company writes primarily property business directly sourced from London market producers; however, the risk location can be worldwide.

Our U.S. Subsidiaries

In July 2002, our subsidiary, Allied World Assurance Holdings (Ireland) Ltd, acquired Allied World Assurance Company (U.S.) Inc. (formerly Commercial Underwriters Insurance Company) and Newmarket Underwriters Insurance Company, two excess and surplus lines companies formed in the States of California and New Hampshire, respectively, from Swiss Reinsurance America Corporation, an affiliate of the Securitas Capital Fund, one of our principal shareholders. Allied World Assurance Company (U.S.) Inc. was subsequently redomiciled in the State of Delaware. Together, these two companies are authorized or eligible to write insurance on a surplus lines basis in all states of the United States. Prior to January 1, 2002, these two companies retroceded all of their insurance, reinsurance, credit and investment risk to two Swiss Re companies, their former parent company. We thus avoided any exposure to underwriting risk related to the companies' prior business.

Allied World Assurance Company (U.S.) Inc. and Newmarket Underwriters Insurance Company market specialty property and casualty insurance products and services to a wide range of clients through a selected group of excess and surplus lines wholesalers that have a demonstrated track record of handling difficult risks while at the same time creating a reputation for solving problems for commercial insureds and brokers. Through these relationships, our U.S. subsidiaries have access to the excess and surplus insurance markets in 50 states. Both companies maintain administrative offices that are located in Boston, Massachusetts and New York, New York. In addition, Allied World Assurance Company (U.S.) Inc. has opened an office in San Francisco, California, and Newmarket Underwriters Insurance Company has opened an office in Chicago, Illinois.

Newmarket Underwriters Insurance Company is currently applying for licenses in various states so that it may offer directors and officers liability and excess casualty coverage on an admitted basis. Florida, Illinois, Michigan, Missouri, Ohio, Pennsylvania and Texas recently issued Newmarket Underwriters Insurance Company a license, and license applications are pending in six other states.

Our Employees

As of December 31, 2005, we had a total of 221 full-time employees of which 145 worked in Bermuda, 35 in the United States and 41 in Europe. We believe that our employee relations are good. No employees are subject to collective bargaining agreements.

Under Bermuda law, non-Bermudians (other than spouses of Bermudians, holders of a permanent resident's certificate and holders of a working resident's certificate) may not engage in any gainful occupation in Bermuda without an appropriate governmental work permit. Work permits may be granted or extended by the Bermuda government if it is shown that, after proper public advertisement in most cases, no Bermudian (or spouse of a Bermudian, holder of a permanent resident's certificate or holder of a working resident's certificate) is available who meets the minimum standard requirements for the advertised position. In 2001, the Bermuda government announced a new immigration policy limiting the total duration of work permits, including renewals, to six to nine years, with specified exemptions for key employees. In March 2004, the Bermuda government announced an amendment to this policy which expanded the categories of occupations recognized by the government as "key" and with respect to which businesses can apply to be exempt from the six-to-nine year limitations. The categories include senior executives, managers with global responsibility, senior financial posts, certain legal professionals, senior insurance professionals, experienced/specialized brokers, actuaries, specialist investment traders/analysts and senior information technology engineers and managers. All of our Bermuda-based professional employees who require work permits have been granted permits by the Bermuda government.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth our summary historical statement of operations data for the years ended December 31, 2005, 2004, 2003, 2002 and 2001, as well as our summary balance sheet data as of December 31, 2005, 2004, 2003, 2002 and 2001. Statement of operations data for the years ended December 31, 2005, 2004 and 2003 and balance sheet data as of December 31, 2005 and 2004 are derived from our audited consolidated financial statements included elsewhere in this Annual Report, which have been prepared in accordance with U.S. GAAP. Statement of operations data for the years ended December 31, 2002 and 2001 and balance sheet data as of December 31, 2003, 2002 and 2001 are derived from our audited consolidated financial statements not included in this Annual Report, which have been prepared in accordance with U.S. GAAP. These historical results are not necessarily indicative of results to be expected from any future period. You should read the following summary consolidated financial information together with the other information contained in this Annual Report, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes.

	Year Ended December 31,				
	2005	2004	2003	2002	2001
	($ in millions, except per share amounts and ratios)				
Summary Statement of Operations Data:					
Gross premiums written	$ 1,560.3	$ 1,708.0	$ 1,573.7	$ 922.5	$ 12.1
Net premiums written	$ 1,222.0	$ 1,372.7	$ 1,346.5	$ 846.0	$ 12.1
Net premiums earned	$ 1,271.5	$ 1,325.5	$ 1,167.2	$ 434.0	$ 0.4
Net investment income	178.6	129.0	101.0	81.6	2.2
Net realized investment (losses) gains	(10.2)	10.8	13.4	7.1	—
Net losses and loss expenses	1,344.6	1,013.4	762.1	304.0	0.2
Acquisition costs	143.4	170.9	162.6	58.2	—
General and administrative expenses	94.3	86.3	66.5	31.5	0.6
Foreign exchange loss (gain)	2.2	(0.3)	(4.9)	(1.5)	—
Interest expense	15.6	—	—	—	—
Income tax (recovery) expense	(0.4)	(2.2)	6.9	2.9	—
Net income (loss)	$ (159.8)	$ 197.2	$ 288.4	$ 127.6	$ 1.8
Per Share Data:					
Earnings (loss) per share:(1)					
Basic	$ (3.19)	$ 3.93	$ 5.75	$ 2.55	$ 0.04
Diluted	(3.19)	3.83	5.66	2.55	0.04
Weighted average number of common shares outstanding:					
Basic	50,162,842	50,162,842	50,162,842	50,089,767	50,016,642
Diluted	50,162,842	51,425,389	50,969,715	50,089,767	50,016,642
Dividends paid per share	$ 9.93	—	—	—	—

	Year Ended December 31,				
	2005	2004	2003	2002	2001
Selected Ratios:					
Loss ratio(2)	105.7%	76.5%	65.3%	70.1%	55.2%
Acquisition cost ratio(3)	11.3	12.9	13.9	13.4	6.5
General and administrative expense ratio(4)	7.4	6.5	5.7	7.3	152.8
Expense ratio(5)	18.7	19.4	19.6	20.7	159.3
Combined ratio(6)	124.4	95.9	84.9	90.8	214.5

	As of December 31,				
	2005	2004	2003	2002	2001
	($ in millions, except per share amounts)				
Selected Balance Sheet Data:					
Cash and cash equivalents	$ 172.4	$ 190.7	$ 66.1	$ 87.9	$1,492.1
Investments at fair market value	4,687.4	4,087.9	3,184.9	2,129.9	411.1
Reinsurance recoverable	716.3	259.2	93.8	10.6	—
Total assets	6,610.5	5,072.2	3,849.0	2,560.3	1,916.4
Reserve for losses and loss expenses	3,405.4	2,037.1	1,058.7	310.5	0.2
Unearned premiums	740.1	795.3	725.5	475.8	11.7
Total debt	500.0	—	—	—	—
Total shareholders' equity	1,420.3	2,138.5	1,979.1	1,682.4	1,490.4
Book value per share:(7)					
Basic	$ 28.31	$ 42.63	$ 39.45	$ 33.59	$ 29.80
Diluted	28.20	41.58	38.83	33.59	29.80

(1) Earnings (loss) per share is a measure based on our net income (loss) divided by our weighted average common shares outstanding. Basic earnings (loss) per share is defined as net income (loss) available to common shareholders divided by the weighted average number of common shares outstanding for the period, giving no effect to dilutive securities. Diluted earnings (loss) per share is defined as net income (loss) available to common shareholders divided by the weighted average number of common shares and common share equivalents outstanding calculated using the treasury stock method for all potentially dilutive securities, including warrants and restricted stock units. When the effect of dilutive securities would be anti-dilutive, these securities are excluded from the calculation of diluted earnings (loss) per share. Certain warrants that were anti-dilutive were excluded from the calculation of the diluted earnings (loss) per share for the year ended December 31, 2004. No common share equivalents were included in calculating the diluted earnings per share for the year ended December 31, 2005 as there was a net loss for this period, and any additional shares would prove to be anti-dilutive.

(2) Calculated by dividing net losses and loss expenses by net premiums earned.

(3) Calculated by dividing acquisition costs by net premiums earned.

(4) Calculated by dividing general and administrative expenses by net premiums earned.

(5) Calculated by combining the acquisition cost ratio and the general and administrative expense ratio.

(6) Calculated by combining the loss ratio, acquisition cost ratio and general and administrative expense ratio.

(7) Basic book value per share is defined as total shareholders' equity available to common shareholders divided by the number of common shares outstanding as at the end of the period, giving no effect to dilutive securities. Diluted book value per share is defined as total shareholders' equity available to common shareholders divided by the number of common shares and common share equivalents outstanding at the end of the period, calculated using the treasury stock method for all potentially dilutive securities, including warrants and restricted stock units. When the effect of dilutive securities would be anti-dilutive, these securities are excluded from the calculation of diluted book value per share. Certain warrants that were anti-dilutive were excluded from the calculation of the diluted book value per share as of December 31, 2005 and 2004.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report. Some of the information contained in this discussion and analysis or included elsewhere in this Annual Report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. Please see the "Cautionary Statement Regarding Forward-Looking Statements" for more information.

Overview

Our Business

We were formed in November 2001 by a group of investors, including AIG, Chubb, the Goldman Sachs Funds and Securitas Capital Fund, an affiliate of Swiss Re, to respond to a global reduction in insurance industry capital and a disruption in available insurance and reinsurance coverage. As of December 31, 2005, we had $6,610 million of total assets, $1,420 million of shareholders' equity and $1,920 million of total capital. We write a diversified portfolio of property and casualty insurance and reinsurance lines of business internationally through our insurance subsidiaries or branches based in Bermuda, the United States, Ireland and the United Kingdom. We manage our business through three operating segments: property, casualty and reinsurance.

Relevant Factors

Revenues

We derive our revenues primarily from premiums on our insurance policies and reinsurance contracts, net of any reinsurance or retrocessional coverage purchased. Insurance and reinsurance premiums are a function of the amounts and types of policies and contracts we write, as well as prevailing market prices. Our prices are determined before our ultimate costs, which may extend far into the future, are known. In addition, our revenues include income generated from our investment portfolio, consisting of net investment income and net realized gains or losses. Our investment portfolio is currently comprised primarily of fixed maturity investments, the income from which is a function of the size of invested assets and relevant interest rates.

Expenses

Our expenses consist largely of net losses and loss expenses, acquisition costs and general and administrative expenses. Net losses and loss expenses are comprised of paid losses and reserves for losses less recoveries from reinsurers. Losses and loss expense reserves are estimated by management and reflect our best estimate of ultimate losses and costs arising during the reporting period and revisions of prior period estimates. In accordance with U.S. GAAP, we reserve for catastrophic losses as soon as the loss event is known to have occurred. There were an exceptional number and intensity of storms during the year ended December 31, 2005, and we have estimated property losses from Hurricanes Katrina, Rita and Wilma and Windstorm Erwin of $469.4 million net of reinsurance recoverables. Acquisition costs consist principally of commissions and brokerage expenses that are typically a percentage of the premiums on insurance policies or reinsurance contracts written, net of any commissions received by us on risks ceded to reinsurers. General and administrative expenses include fees paid to subsidiaries of AIG in return for the provision of various administrative services. Prior to January 1, 2006, these fees were based on a percentage of our gross premiums written. Effective January 1, 2006, our administrative services agreements with AIG subsidiaries were amended and now contain both cost-plus and flat-fee arrangements for a more limited range of services. The services no longer included within the agreements are now provided through additional staff and infrastructure of the company. General and administrative expenses include personnel expenses, professional fees, rent and other general operating expenses. As a result of our becoming a public company, we anticipate increases in general and administrative expenses as we add personnel and are subject to reporting regulations applicable to publicly-held companies.

Critical Accounting Policies

It is important to understand our accounting policies in order to understand our financial position and results of operations. Our consolidated financial statements reflect determinations that are inherently subjective in nature and require management to make assumptions and best estimates to determine the reported values. If events or other factors cause actual results to differ materially from management's underlying assumptions or estimates, there could be a material adverse effect on our financial condition or results of operations. The following are the accounting policies that, in management's judgment, are critical due to the judgments, assumptions and uncertainties underlying the application of those policies and the potential for results to differ from management's assumptions. If actual events differ from the underlying assumptions or estimates, there could be a material impact on our results of operations, financial condition or liquidity.

Reserve for Losses and Loss Expenses

The reserve for losses and loss expenses is comprised of two main elements: outstanding loss reserves, also known as "case reserves," and reserves for losses incurred but not reported, also known as "IBNR". Outstanding loss reserves relate to known claims and represent management's best estimate of the likely loss settlement. Thus, there is a significant amount of estimation involved in determining the likely loss payment. IBNR reserves require substantial judgment because they relate to unreported events that, based on industry information, management's experience and actuarial evaluation, can reasonably be expected to have occurred and are reasonably likely to result in a loss to our company.

Reserves for losses and loss expenses as of December 31, 2005, 2004 and 2003 were comprised of the following:

	December 31,		
	2005	2004	2003
Case reserves	$ 921.2	$ 321.9	$ 152.0
IBNR	2,484.2	1,715.2	906.7
Reserve for losses and loss expenses	3,405.4	2,037.1	1,058.7
Reinsurance recoverables	(716.3)	(259.2)	(93.8)
Net reserve for losses and loss expenses	$2,689.1	$1,777.9	$ 964.9

IBNR reserves are estimated for each business segment based on various factors, including underwriters' expectations about loss experience, actuarial analysis, comparisons with industry benchmarks and loss experience to date. Our actuaries employ generally accepted actuarial methodologies to determine estimated ultimate expected losses and loss expenses. The IBNR reserve is calculated by reducing these estimated ultimate losses and loss expenses by the cumulative paid amount of losses and loss expenses and the current carried outstanding loss reserves for losses and loss expenses. The adequacy of our reserves is tested quarterly by our actuaries. At the completion of each quarterly review of the reserves, a reserve analysis and memorandum are written and reviewed with our loss reserve committee. This committee determines management's best estimate for loss and loss expense reserves based upon the reserve analysis and memorandum. A loss reserve study is prepared by an independent actuary annually in order to provide additional insight into the reasonableness of our reserves for losses and loss expenses.

Estimating reserves for our property segment relies primarily on traditional loss reserving methodologies, utilizing selected paid and reported loss development factors. In property lines of business, claims are generally reported and paid within a relatively short period of time ("shorter tail lines") during and following the policy coverage period. This enables us to determine with greater certainty our estimate of ultimate losses and loss expenses.

Our casualty segment includes general liability risks, healthcare and professional liability risks, such as directors and officers and errors and omissions risks. Our average attachment points for these lines are high, making reserving for these lines of business more difficult. Claims may be reported several years after the coverage period has terminated ("longer tail lines"). We establish a case reserve when sufficient information is gathered to make a reasonable estimate of the liability, often requiring a significant amount of information and time. Due to the lengthy reporting pattern of these casualty lines, reliance is placed on industry benchmarks of expected loss ratios and reporting patterns in addition to our own experience.

Our reinsurance segment is a composition of shorter tail lines similar to our property segment and longer tail lines similar to our casualty segment. Our reinsurance treaties are reviewed individually, based upon individual characteristics and loss experience emergence.

Loss reserves on assumed reinsurance have unique features that make them more difficult to estimate. Reinsurers have to rely upon the cedents and reinsurance intermediaries to report losses in a timely fashion. Reinsurers must rely upon cedents to price the underlying business appropriately. Reinsurers have less predictable loss emergence patterns than direct insurers, particularly when writing excess of loss treaties.

For excess of loss treaties, cedents generally are required to report losses that either exceed 50% of the retention, have a reasonable probability of exceeding the retention or meet serious injury reporting criteria in a timely fashion. All reinsurance claims that are reserved are reviewed at least every six months. For proportional treaties, cedents are required to give a periodic statement of account, generally monthly or quarterly. These periodic statements typically include information regarding written premiums, earned premiums, unearned premiums, ceding commissions, brokerage amounts, applicable taxes, paid losses and outstanding losses. They can be submitted 60 to 90 days after the close of the reporting period. Some proportional treaties have specific language regarding earlier notice of serious claims. Generally our reinsurance treaties contain an arbitration clause to resolve disputes. Since our inception, there has been one dispute, which was resolved through arbitration. Currently there are no material disputes outstanding.

Reinsurance generally has a greater time lag than direct insurance in the reporting of claims. There is the lag caused by the claim first being reported to the cedent, then the intermediary (such as a broker) and finally the reinsurer. This lag can be three to six months. There is also a lag because the insurer may not be required to report claims to the reinsurer until certain reporting criteria are met. In some instances this could be several years, while a claim is being litigated. We use reporting factors from the Reinsurance Association of America to adjust for this time lag. We also use historical treaty-specific reporting factors when applicable. Loss and premium information are entered into our reinsurance system by our claims department and our accounting department on a timely basis. To date, there has not been any significant backlog.

We record the individual case reserves sent to us by the cedents through the reinsurance intermediaries. Individual claims are reviewed by our reinsurance claims department and additional case reserves are established as deemed appropriate. The loss data received from the intermediaries is checked for reasonability and also for known events. The loss listings are reviewed when performing regular claim audits.

The expected loss ratios that we assign to each treaty are based upon analysis and modeling performed by a team of actuaries. The historical data reviewed by the team of pricing actuaries is considered in setting the reserves for all treaty years with each cedent. The historical data in the submissions is matched against our carried reserves for our historical treaty years.

Loss reserves do not represent an exact calculation of liability. Rather, loss reserves are estimates of what we expect the ultimate resolution and administration of claims will cost. These estimates are based on actuarial and statistical projections and on our assessment of currently available data, as well as estimates of future trends in claims severity and frequency, judicial theories of liability and other factors. Loss reserve estimates are refined as experience develops and as claims are reported and resolved. In addition, the relatively long periods between when a loss occurs and when it may be reported to our claims department for our casualty lines of business also increase the uncertainties of our reserve estimates in such lines.

The following tables provide our ranges of loss and loss expense reserve estimates by business segment as of December 31, 2005:

	Reserve for Losses and Loss Expenses Gross of Reinsurance Recoverable		
	Carried Reserves	Low Estimate	High Estimate
	($ in millions)		
Property	$1,058.8	$ 868.7	$1,330.8
Casualty	1,547.7	1,149.9	1,753.0
Reinsurance	798.9	554.1	818.2
Consolidated reserves and estimates(1)	$3,405.4	$2,796.1	$3,657.2

	Reserve for Losses and Loss Expenses Net of Reinsurance Recoverable		
	Carried Reserves	Low Estimate	High Estimate
	($ in millions)		
Property	$ 543.7	$ 392.4	$ 667.1
Casualty	1,419.1	1,152.4	1,608.4
Reinsurance	726.3	550.6	743.3
Consolidated reserves and estimates(1)	$2,689.1	$2,178.6	$2,832.3

(1) For statistical reasons, it is not appropriate to add together the ranges of each business segment in an effort to determine the low and high range around the consolidated loss reserves.

Our range for each business segment was determined by utilizing multiple actuarial loss reserving methods along with varying assumptions of reporting patterns and expected loss ratios by loss year. In addition, for Hurricanes Katrina, Rita and Wilma, we have reviewed our insured risks in the exposed areas and the potential losses to each risk. These hurricanes have caused us to have relatively wide ranges for the property lines reflecting the uncertainty of the ultimate losses from these storms. The various outcomes of these techniques were combined to determine a reasonable range of required loss and loss expense reserves.

We utilize a variety of standard actuarial methods in our analysis. The selections from these various methods are based on the loss development characteristics of the specific line of business. For lines of business with extremely long reporting periods such as casualty reinsurance, we may rely more on an expected loss ratio method (as described below) until losses begin to develop. The actuarial methods we utilize include:

Paid Loss Development Method. We estimate ultimate losses by calculating past paid loss development factors and applying them to exposure periods with further expected paid loss development. The paid loss development method assumes that losses are paid at a consistent rate. It provides an objective test of reported loss projections because paid losses contain no reserve estimates. In some circumstances, paid losses for recent periods may be too varied for accurate predictions. For many coverages, claim payments are made very slowly and it may take years for claims to be fully reported and settled. These payments may be unreliable for determining future loss projections because of shifts in settlement patterns or because of large settlements in the early stages of development. Choosing an appropriate "tail factor" to determine the amount of payments from the latest development period to the ultimate development period may also require considerable judgment, especially for coverages which have long payment patterns. As we have limited payment history, we have had to supplement our loss development patterns with other methods.

Reported Loss Development Method. We estimate ultimate losses by calculating past reported loss development factors and applying them to exposure periods with further expected reported loss development. Since reported losses include payments and case reserves, changes in both of these amounts are incorporated in this method. This approach provides a larger volume of data to estimate ultimate losses than paid loss methods. Thus, reported loss patterns may be less varied than paid loss patterns, especially for coverages that have historically been paid out over a long period of time but for which claims are reported relatively early and case loss reserve estimates established. This method assumes that reserves have been established using consistent practices over the historical period that is reviewed. Changes in claims handling procedures, large claims or significant numbers of claims of an unusual nature may cause results to be too varied for accurate forecasting. Also, choosing an appropriate "tail factor" to determine the change in reported loss from that latest development period to the ultimate development period may require considerable judgment. As we have limited reported history, we have had to supplement our loss development patterns with appropriate benchmarks.

Expected Loss Ratio Method. To estimate ultimate losses under the expected loss ratio method, we multiply earned premiums by an expected loss ratio. The expected loss ratio is selected utilizing industry data, historical company data and professional judgment. This method is particularly useful for new insurance companies or new lines of business where there are no historical losses or where past loss experience is not credible.

Bornhuetter-Ferguson Paid Loss Method. The Bornhuetter-Ferguson paid loss method is a combination of the paid loss development method and the expected loss ratio method. The amount of losses yet to be paid is based upon the expected loss ratios. These expected loss ratios are modified to the extent paid losses to date differ from what would have been expected to have been paid based upon the selected paid loss development pattern. This method avoids some of the distortions that could result from a large development factor being applied to a small base of paid losses to calculate ultimate losses. This method will react slowly if actual loss ratio ratios develop differently because of major changes in rate levels, retentions or deductibles, the forms and conditions of reinsurance coverage, the types of risks covered or a variety of other changes.

Bornhuetter-Ferguson Reported Loss Method. The Bornhuetter-Ferguson reported loss method is similar to the Bornhuetter-Ferguson paid loss method with the exception that it uses reported losses and reported loss development factors.

Our selection of the actual carried reserves has typically been above the midpoint of the range. We believe that we should be conservative in our reserving practices due to the lengthy reporting patterns and relatively large limits of net liability for any one risk of our direct excess casualty business and of our casualty reinsurance business. Thus, due to this uncertainty regarding estimates for reserve for losses and loss expenses, we have historically carried our reserve for losses and loss expenses 4% to 11% above the mid-point of the low and high estimates. A provision for uncertainty is embedded in our reserves through our selection of the high estimate for long-tail lines of business. We believe that relying on the most conservative actuarial indications for these lines of business is prudent for a relatively new company.

The key assumptions used to arrive at our best estimate of loss reserves are the expected loss ratios, rate of loss cost inflation, selection of benchmarks and reported and paid loss emergence patterns. Our reporting patterns and expected loss ratios were based on either benchmarks for longer tail business or historical reporting patterns for shorter tail business. The benchmarks selected were those that we believe are most similar to our underwriting business.

The key assumptions that have changed historically are the expected loss ratios. Our expected loss ratios for property lines change from year to year. As our losses from property lines are reported relatively quickly, we select our expected loss ratios for the most recent years based upon our actual loss ratios for our older years adjusted for rate changes, inflation, cost of reinsurance and average storm activity. For the property lines, we initially used benchmarks for reported and paid loss emergence patterns. As we mature as a company, we have begun supplementing those benchmark patterns with our actual patterns as appropriate. Our net expected loss ratios for the property lines at the end of 2003 were 50% to 55%. They have been increased to 65% to 70% for the current year. This increase in expected loss ratios is largely due to the increased cost of catastrophe reinsurance post Hurricanes Katrina, Rita and Wilma. For the casualty lines, we continue to use benchmark patterns, though we update the benchmark patterns as additional information is published regarding the benchmark data. At the end of 2003, we were selecting expected loss ratios for the casualty lines at approximately 81%. Our selected expected loss ratios for the casualty lines have been decreased to 70% to 75% depending on the line and year of loss. These decreases in casualty expected loss ratios have been driven by low reported loss activity within our book of business and favorable loss ratios reported by peer insurance companies of comparable or greater size.

The selection of the expected loss ratios for the casualty lines of business is our most significant assumption. If our final casualty insurance and casualty reinsurance loss ratios vary by ten points from the expected loss ratios in aggregate, our required net reserves after reinsurance recoverable would need to change by approximately $255 million. As we commonly write net lines of casualty insurance exceeding $25 million, we expect that ultimate loss ratios could vary substantially from our initial loss ratios. Because we expect a small volume of large claims, we believe the variance of our loss ratio selection could be relatively wide. Thus, a ten-point change in loss ratios is reasonably likely to occur. This would result in either an increase or decrease to net income and shareholders' equity of approximately $255 million. As of December 31, 2005, this represented approximately 18% of shareholders' equity. In terms of liquidity, our contractual obligations for reserve for losses and loss expenses would decrease or increase by $255 million after reinsurance recoverable. If our obligations were to increase by $255 million, we believe we currently have sufficient cash and investments to meet those obligations.

While management believes that our case reserves and IBNR reserves are sufficient to cover losses assumed by us, ultimate losses and loss expenses may deviate from our reserves, possibly by material amounts. It is possible that our estimates of the 2005 hurricane losses may be adjusted as we receive new information from clients, loss adjusters or ceding companies. To the extent actual reported losses exceed estimated losses, the carried estimate of the ultimate losses will be increased (i.e., negative reserve development), and to the extent actual reported losses are less than our expectations, the carried estimate of ultimate losses will be reduced (i.e., positive reserve development). In addition, the methodology of estimating loss reserves is periodically reviewed to ensure that the assumptions made continue to be appropriate. We record any changes in our loss reserve estimates and the related reinsurance recoverables in the periods in which they are determined regardless of the accident year (i.e., the year in which a loss occurs).

Reinsurance Recoverable

We determine what portion of the losses will be recoverable under our reinsurance policies by reference to the terms of the reinsurance protection purchased. This determination is necessarily based on the underlying loss estimates and, accordingly, is subject to the same uncertainties as the estimate of case reserves and IBNR reserves. We remain liable to the extent that our reinsurers do not meet their obligations under the reinsurance agreements, and we therefore regularly evaluate the financial condition of our reinsurers and monitor concentration of credit risk. No provision has been made for unrecoverable reinsurance as of December 31, 2005 and 2004, as we believe that all reinsurance balances will be recovered.

Premiums and Acquisition Costs

Premiums are recognized as written on the inception date of a policy. For proportional types of reinsurance written by us, premiums may not be known with certainty at the policy inception date. In the case of proportional treaties assumed by us, the underwriter makes an estimate of premiums at inception. The underwriter's estimate is based on statistical data provided by reinsureds and the underwriter's judgment and experience. Those estimates are refined over the reporting period of each treaty as actual written premium information is reported by ceding companies and intermediaries. Management reviews estimated premiums at least quarterly, and any adjustments are recorded in the period in which they become known. To date, our changes in estimates have been upward adjustments ranging from approximately 6% for the 2004 treaty year to 20% for the 2002 treaty year. Applying this range, hypothetically, to our 2005 proportional treaties, our gross premiums written in the reinsurance segment could increase by approximately $11 million to $39 million over the next three years. Total premiums estimated on proportional contracts for the years ended December 31, 2005, 2004 and 2003 represented approximately 17%, 13% and 16%, respectively, of total gross premiums written.

Other insurance and reinsurance policies can require that the premium be adjusted at the expiry of a policy to reflect the risk assumed by us. Premiums resulting from those adjustments are estimated and accrued based on available information.

Premiums are earned over the period of policy coverage in proportion to the risks to which they relate. Premiums relating to unexpired periods of coverage are carried on the balance sheet as unearned premiums.

Acquisition costs, primarily brokerage fees, commissions and insurance taxes, are incurred in the acquisition of new and renewal business and are expensed as the premiums to which they relate are earned. Acquisition costs relating to the reserve for unearned premiums are deferred and carried on the balance sheet as an asset. Anticipated losses and loss expenses, other costs and investment income related to these unearned premiums are considered in determining the recoverability or deficiency of deferred acquisition costs. If it is determined that deferred acquisition costs are not recoverable, they are expensed. Further analysis is performed to determine if a liability is required to provide for losses, which may exceed the related unearned premiums.

Investments

Our investments primarily consist of fixed income securities, which are considered available for sale as defined in Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and are carried at their estimated market value as of the balance sheet date. The fair market value is estimated based on quoted market prices. Unrealized gains and losses on these investments, which represent the difference between the amortized cost and the estimated market value of securities, are reported on the balance sheet, net of taxes, as "accumulated other comprehensive income" as a separate component of shareholders' equity.

Other invested assets include our holdings in three hedge funds and a global high-yield bond fund. The fair market values of these assets are estimated based on quoted market prices or net asset values provided by their respective fund managers. Unrealized gains or losses on these investments, which represent the difference between the cost and the estimated market values, are reported on the balance sheet, net of taxes, as "accumulated other comprehensive income" as a separate component of shareholders' equity. In 2005, the three hedge funds distributed dividends on a periodic basis based on the funds' income and capital appreciation. For 2006 and thereafter, we have elected not to receive dividends from these three hedge funds. Changes in the values of the funds will continue to be reflected as changes in our book value as unrealized gains or losses.

Also included within other invested assets are the investments held by a hedge fund in which Allied World Assurance Company, Ltd is the sole investor. In accordance with Financial Accounting Standards Board Interpretation No. 46(R), "Consolidation of Variable Interest Entities," this hedge fund has been consolidated. The hedge fund is a fund of hedge funds and as such, investments held by the fund are carried at fair value based on the net asset values as provided by the respective fund managers. Unrealized gains or losses, which represent the difference between the cost and estimated market values, are reported on the balance sheet, net of taxes, as "accumulated other comprehensive income" as a separate component of shareholders' equity.

We regularly review the carrying value of our investments to determine if a decline in value is considered other than temporary. This review involves consideration of several factors including (i) the significance of the decline in value and the resulting unrealized loss position, (ii) the time period for which there has been a significant decline in value, (iii) an analysis of the issuer of the investment, including their liquidity, business prospects and overall financial position and (iv) our intent and ability to hold the investment for a sufficient period of time for the value to recover. The identification of potentially impaired investments involves significant management judgment which includes the determination of their fair value and the assessment of whether any decline in value is other than temporary. If the decline in value is finally considered other than temporary, then we record a realized loss in the statement of operations in the period that it is determined.

Results of Operations

The following table sets forth our selected consolidated statement of operations data for each of the periods indicated.

	Year Ended December 31,		
	2005	2004	2003
Gross premiums written	$1,560.3	$1,708.0	$1,573.7
Net premiums written	$1,222.0	$1,372.7	$1,346.5
Net premiums earned	$1,271.5	$1,325.5	$1,167.2
Net investment income	178.6	129.0	101.0
Net realized investment (losses) gains	(10.2)	10.8	13.4
	$1,439.9	$1,465.3	$1,281.6
Net losses and loss expenses	$1,344.6	$1,013.4	$ 762.1
Acquisition costs	143.4	170.9	162.6
General and administrative expenses	94.3	86.3	66.5
Interest expense	15.6	—	—
Foreign exchange loss (gain)	2.2	(0.3)	(4.9)
	$1,600.1	$1,270.3	$ 986.3
Income (loss) before income taxes	$ (160.2)	$ 195.0	$ 295.3
Income tax (recovery) expense	(0.4)	(2.2)	6.9
Net income (loss)	$ (159.8)	$ 197.2	$ 288.4

Comparison of Years Ended December 31, 2005 and 2004

Premiums

Gross premiums written decreased by $147.7 million, or 8.6%, for the year ended December 31, 2005 compared to the year ended December 31, 2004. The decrease was mainly the result of a decline in the volume of gross premiums written by our U.S. subsidiaries of $189.2 million, which was partially offset by an increase in the volume of gross premiums written by our Bermuda subsidiary of $53.8 million.

The decrease in the volume of business written by our U.S. subsidiaries was the result of the cancellation of surplus lines program administrator agreements and a reinsurance agreement with subsidiaries of AIG. Gross premiums written through the program administrator agreements and reinsurance agreement with AIG subsidiaries for the year ended December 31, 2005 were approximately $22.2 million compared to approximately $273.9 million for the year ended December 31, 2004. Absent these agreements, total gross premiums written were $1,538.1 million for the year ended December 31, 2005 compared to $1,434.1 million for the year ended December 31, 2004. Partially offsetting the decline in business written through agreements with AIG subsidiaries was an increase in the volume of U.S. business written by our own U.S. underwriters, which was approximately $94.0 million in 2005 compared to $30.7 million in 2004.

The table below illustrates gross premiums written by geographic location. Gross premiums written by our European subsidiaries decreased due to a decrease in rates for casualty business as well as decreased pharmaceutical casualty premiums due to decreased exposures and limits. Gross premiums written by our Bermuda subsidiary increased by $53.8 million, or 4.9%, due to an increase in reinsurance premiums written for casualty and specialty business as we took advantage of opportunities within these lines. This increase was offset partially by a decrease in gross premiums written by our Bermuda property and casualty insurance segments, which experienced decreasing rates.

	Year Ended December 31,		Dollar Change	Percentage Change
	2005	2004		
	($ in millions)			
Bermuda	$1,159.2	$1,105.4	$ 53.8	4.9%
Europe	265.0	277.3	(12.3)	(4.4)
United States	136.1	325.3	(189.2)	(58.2)
	$1,560.3	$1,708.0	$(147.7)	(8.6)%

Net premiums written decreased by $150.7 million, or 11.0%, for the year ended December 31, 2005 compared to the year ended December 31, 2004. The difference between gross and net premiums written is the cost to us of purchasing reinsurance, both on a proportional and a non-proportional basis, including the cost of property catastrophe cover. The cost of our property catastrophe cover was $44.0 million for the year ended December 31, 2005 compared to $30.7 million for the year ended December 31, 2004. The increase mainly reflected the reinstatement premium charged in 2005 due to claims made for Hurricanes Katrina and Rita while no reinstatement premium was charged in 2004. Excluding property catastrophe cover, we ceded 18.8% of gross premiums written for the year ended December 31, 2005 compared to 17.8% for the year ended December 31, 2004.

Net premiums earned decreased by $54.0 million, or 4.1%, for the year ended December 31, 2005, a smaller percentage than the decrease in net premiums written due to the earning of premiums written in prior years.

We evaluate our business by segment, distinguishing between property insurance, casualty insurance and reinsurance. The following chart illustrates the mix of our business on a gross premiums written and net premiums earned basis:

	Gross Premiums Written		Net Premiums Earned	
	Year Ended December 31,		Year Ended December 31,	
	2005	2004	2005	2004
Property	26.5%	32.1%	17.8%	25.1%
Casualty	40.6	44.0	45.7	48.0
Reinsurance	32.9	23.9	36.5	26.9

Our business mix shifted from property and casualty insurance to reinsurance due primarily to a decrease in property and casualty business written in the United States and an increase in the amount of reinsurance business written in 2005.

Net Investment Income

Our invested assets are managed by two investment managers affiliated with the Goldman Sachs Funds, one of our principal shareholders. We also have investments in one hedge fund managed by a subsidiary of AIG. Our primary investment objective is the preservation of capital. A secondary objective is obtaining returns commensurate with a benchmark, primarily defined as 80% of a 1-5 year "AAA/AA–" rated index (as determined by each of the rating agencies Standard & Poor's and Moody's Investors Services ("Moody's")) and 20% of a 1-5 year "A" rated index (as determined by Standard & Poor's and Moody's).

Investment income is principally derived from interest and dividends earned on investments, partially offset by investment management fees and fees paid to our custodian bank. Net investment income earned during the year ended December 31, 2005 was $178.6 million, compared to $129.0 million during the year ended December 31, 2004. Investment management fees of $4.4 million and $3.7 million were incurred during the years ended December 31, 2005 and 2004, respectively. The increase in net investment income was due to an increase in aggregate invested assets, which increased 14.3% over the balance as of December 31, 2004, and an increase in prevailing interest rates. We also had increased income from our hedge fund investments, which were fully deployed during the period. We received $17.5 million in dividends from three hedge funds, which was included in investment income, compared to $0.2 million in 2004.

The annualized period book yield of the investment portfolio for the years ended December 31, 2005 and 2004 was 3.9% and 3.5%, respectively. The increase in yield was primarily the result of increasing interest rates in 2005. We continued to maintain a conservative investment posture. Approximately 98% of our fixed income investments (which included individually held securities and securities held in a high-yield bond fund) consisted of investment grade securities. The average credit rating of our fixed income portfolio is rated AA by Standard & Poor's and Aa2 by Moody's with an average duration of 2.3 years as of December 31, 2005.

At December 31, 2005, we had investments in four hedge funds, three funds that are managed by our investment managers, and one fund managed by a subsidiary of AIG. The market value of our investments in these hedge funds as of December 31, 2005 totaled $215.1 million compared to $96.7 million as of December 31, 2004; additional investments of $105 million were made during the year ended December 31, 2005. These investments generally impose restrictions on redemption, which may limit our ability to withdraw funds for some period of time after our initial investment. We also had an investment in a high-yield bond fund included within other invested assets on our balance sheet, the market value of which was $81.9 million as of December 31, 2005 compared to $87.5 million as of December 31, 2004. As our reserves and capital build, we may consider other alternative investments in the future.

The following table shows the components of net realized investment gains and losses. Our investment managers are charged with the dual objectives of preserving capital and obtaining returns commensurate with our benchmark. In order to meet these objectives, it is often desirable to sell securities to take advantage of prevailing market conditions. As a result, the recognition of realized gains and losses is considered to be a typical consequence of ongoing investment management. A large proportion of our portfolio is invested in the fixed income markets and, therefore, our unrealized gains and losses are correlated with fluctuations in interest rates. Interest rates increased during the year ended December 31, 2005; consequently, we realized losses from the sale of some of our fixed income securities.

We analyze gains or losses on sales of securities separately from gains or losses on interest rate swaps and gains or losses on the settlement of futures contracts, which were used to manage our portfolio's duration. We have since discontinued the use of such futures contracts. In both years we recorded no losses on investments as a result of declines in values determined to be other than temporary.

	Year Ended December 31,	
	2005	2004
	($ in millions)	
Net (loss) gain from the sale of securities	$(15.0)	$13.2
Net loss on settlement of futures	—	(2.4)
Net gain on interest rate swaps	4.8	—
Net realized investment (losses) gains	$(10.2)	$10.8

Net Losses and Loss Expenses

Net losses and loss expenses incurred comprise three main components:

- losses paid, which are actual cash payments to insureds, net of recoveries from reinsurers;
- outstanding loss or case reserves, which represent management's best estimate of the likely settlement amount for known claims, less the portion that can be recovered from reinsurers; and
- IBNR reserves, which are reserves established by us for claims that are not yet reported but can reasonably be expected to have occurred based on industry information, management's experience and actuarial evaluation. The portion recoverable from reinsurers is deducted from the gross estimated loss in the statement of operations.

Establishing an appropriate level of loss reserves is an inherently uncertain process. It is therefore possible that our reserves at any given time will prove to be either inadequate or overstated. See "— Relevant Factors — Critical Accounting Policies — Reserve for Losses and Loss Expenses" for further discussion.

Net losses and loss expenses for the year ended December 31, 2005 included estimated property losses from Hurricanes Katrina, Rita and Wilma and Windstorm Erwin of $469.4 million, and also included a general liability loss of $25 million that related to Hurricane Katrina. Adverse development from 2004 hurricanes and typhoons of $62.5 million net of recoverables from our reinsurers was also included. Our reserves are adjusted for development arising from new information from clients, loss adjusters or ceding companies. Comparatively, net losses and loss expenses for the year ended December 31, 2004 included estimated losses from Hurricanes Charley, Frances, Ivan and Jeanne and Typhoons Chaba and Songda of $186.2 million net of recoverables from our reinsurers. U.S. GAAP requires that we reserve for catastrophic losses as soon as the loss event is known to have occurred. We have estimated our net losses from these catastrophes based on actuarial analysis of claims information received to date, industry modeling and discussions with individual insureds and reinsureds. Accordingly, actual losses may vary from those estimated, and will be adjusted in the period in which further information becomes available.

The following table shows the components of the increase of net losses and loss expenses of $331.2 million for the year ended December 31, 2005 from the year ended December 31, 2004.

	Year Ended December 31,	
	2005	2004
	($ in millions)	
Net losses paid	$ 430.1	$ 202.5
Net change in reported case reserves	410.1	126.9
Net change in IBNR	504.4	684.0
Net losses and loss expenses	$1,344.6	$1,013.4

Net losses paid have increased $227.6 million, or 112.4%, to $430.1 million for the year ended December 31, 2005 primarily due to property losses paid on the catastrophic windstorms. The year ended December 31, 2005 included $194.6 million of net losses paid on the 2004 and 2005 storms listed above compared to $57.1 million for the 2004 storms listed above during the year ended December 31, 2004. The balance of the increase is from claims on policies written by us in previous years.

The increase in case reserves during the year ended December 31, 2005 was primarily due to an increase in reserves for property catastrophe losses. The net change in reported case reserves for the year ended December 31, 2005 included $325.5 million relating to 2004 and 2005 storms listed above compared to $64.8 million for 2004 storms listed above during the year ended December 31, 2004.

The decrease in net change in IBNR reflected the larger proportion of losses reported. The net change in IBNR for the year ended December 31, 2005 also included a net reduction in prior period losses of $111.5 million excluding development of 2004 storms compared to $79.4 million of net positive reserve development in the year ended December 31, 2004. This positive development was the result of actual loss emergence in the non-casualty lines and the casualty claims-made lines being lower than the initial expected loss emergence.

Our overall loss reserve estimates did not significantly change during 2005. On an opening carried reserve base of $1,777.9 million, after reinsurance recoverable, we had a net decrease of $49 million including development of 2004 storms, a change of less than 3%. The primary assumption that changed related to reported and paid loss emergence patterns. The changes in our estimates were entirely driven by losses reported during 2005. For the four major hurricanes of 2004, we had loss activity reported above our initial estimates. In the third quarter of 2005, we increased our net reserves by $62.5 million to account for this increased loss activity. The loss reserve reductions were in property lines (both direct insurance and reinsurance), which had lower than expected reported losses in 2005, excluding the hurricanes, and in claims-made casualty lines, after an evaluation by claims staff. Based upon these discussions, we gave more weight to the Bornhuetter-Ferguson loss development methods for the claims-made components of our business. As our book matures in the occurrence casualty lines of business and in reinsurance, we intend to begin giving greater weight to the Bornhuetter-Ferguson loss development methods.

Recognition of the reserve changes was made in the third and fourth quarters of 2005 after sufficient development of reported losses had occurred. We believe recognition of reserve changes prior to this time was not warranted as a pattern of reported losses had not yet emerged.

The table below is a reconciliation of the beginning and ending reserves for losses and loss expenses for the years ended December 31, 2005 and 2004. Losses incurred and paid are reflected net of reinsurance recoverables.

	Year Ended December 31,	
	2005	2004
	($ in millions)	
Net reserves for losses and loss expenses, January 1	$1,777.9	$ 964.9
Incurred related to:		
Current year non-catastrophe	924.2	906.6
Current year property catastrophe	469.4	186.2
Prior year non-catastrophe	(111.5)	(79.4)
Prior year property catastrophe	62.5	—
Total incurred	$1,344.6	$1,013.4
Paid related to:		
Current year non-catastrophe	40.8	12.1
Current year property catastrophe	84.2	57.1
Prior year non-catastrophe	194.7	133.3
Prior year property catastrophe	110.4	—
Total paid	$ 430.1	$ 202.5
Foreign exchange revaluation	(3.3)	2.1
Net reserve for losses and loss expenses, December 31	2,689.1	1,777.9
Losses and loss expenses recoverable	716.3	259.2
Reserve for losses and loss expenses, December 31	$3,405.4	$2,037.1

Acquisition Costs

Acquisition costs were $143.4 million for the year ended December 31, 2005 as compared to $170.9 million for the year ended December 31, 2004. Acquisition costs as a percentage of net premiums earned were 11.3% for the year ended December 31, 2005 versus 12.9% for the year ended December 31, 2004. The reduction in acquisition costs was the result of a general decrease in brokerage rates being paid by us. We do not believe that this trend will continue. The decline in the acquisition cost ratio in 2005 also reflected the cancellation of surplus lines program administrator agreements and a reinsurance agreement with subsidiaries of AIG pursuant to which we paid additional commissions to the program administrators and cedent equal to 7.5% of the gross premiums written. Total acquisition costs relating to premiums written through these agreements with subsidiaries of AIG were $18.4 million for the year ended December 31, 2005 compared to $45.2 million for the year ended December 31, 2004. Ceding commissions, which are deducted from gross acquisition costs, increased moderately, both in volume (ceding a slightly larger percentage of business) and in rates.

Pursuant to our agreement with IPCUSL, we paid an agency commission of 6.5% of gross premiums written by IPCUSL on our behalf plus original commissions. Total acquisition costs incurred by us related to this agreement for the years ended December 31, 2005 and 2004 were $13.1 million and $11.0 million, respectively.

General and Administrative Expenses

General and administrative expenses represent overhead costs such as salaries and related costs, rent, travel and professional fees. They also include fees paid to subsidiaries of AIG in return for the provision of administrative services. These fees were based on a percentage of our gross premiums written, the rate for which varied with the volume of gross premiums written.

General and administrative expenses were $94.3 million for the year ended December 31, 2005 as compared to $86.3 million for the year ended December 31, 2004. This represented an increase of $8.0 million, or 9.3%, for the year ended December 31, 2005 compared to the year ended December 31, 2004. Salaries and employee welfare expenses exceeded the prior period by approximately $5.9 million. The number of warrants and restricted stock units issued as well as vested grew in the current period, resulting in an increased expense of $0.5 million over the prior period. The increase in salaries and employee welfare also reflected a full year of expense for staff in our New York office, which opened in June 2004, as well as an increase in worldwide staff count. There was also an increase in building rental expense of approximately $0.8 million due to the full year expense of additional office space in Bermuda and the office in New York. We also opened offices in San Francisco and Chicago during the fourth quarter of 2005. This was offset partially by a decrease in depreciation expense of approximately $1.9 million due to the full depreciation of office furniture and fixtures in Bermuda. As we expect to incur office refit expenditures for new offices in Bermuda, San Francisco and Chicago in 2006, this expense is anticipated to increase. The administrative fees paid to AIG subsidiaries decreased with the decline in gross premiums written. However, we accrued an estimated termination fee of $5 million as a result of the termination of the administrative services agreement in Bermuda with an AIG subsidiary. The total expense related to administrative services agreements with AIG subsidiaries was $36.9 million for the year ended December 31, 2005 compared to $34.0 million for the year ended December 31, 2004.

Our expense ratio was 18.7% for the year ended December 31, 2005, compared to 19.4% for the year ended December 31, 2004. The expense ratio declined principally due to the decline in acquisition costs. We do not believe this trend will continue. We expect the expense ratio may increase as acquisition costs increase and as additional staff and infrastructure are acquired. As a result of our becoming a public company, we anticipate increases in general and administrative expenses as we add personnel and are subject to reporting regulations applicable to publicly-held companies.

Interest Expense

Interest expense of $15.6 million representing interest and financing costs was incurred in the year ended December 31, 2005 for our $500 million term loan, which was funded on March 30, 2005.

Net (Loss) Income

As a result of the above, net loss for the year ended December 31, 2005 was $159.8 million compared to net income of $197.2 million for the year ended December 31, 2004. Net loss for the year ended December 31, 2005 included a foreign exchange loss of $2.2 million and an income tax recovery of $0.4 million. Net income for the year ended December 31, 2004 included a foreign exchange gain of $0.3 million and income tax recovery of $2.2 million.

Comparison of Years Ended December 31, 2004 and December 31, 2003

Premiums

The insurance industry witnessed a declining rate environment in some lines of business during the latter part of 2004. Even in this environment, we were able to increase our gross premiums written by 8.5% to $1,708.0 million for the year ended December 31, 2004 from $1,573.7 million for the year ended December 31, 2003. We accomplished this growth mainly through continued expansion of our European operations and U.S. casualty operations.

The table below illustrates gross premiums written by geographic location for the years ended December 31, 2004 and 2003.

	Year Ended December 31, 2004	2003	Dollar Change	Percentage Change
	($ in millions)			
Bermuda	$1,105.4	$1,097.3	$ 8.1	0.7%
Europe	277.3	118.1	159.2	134.8
United States	325.3	358.3	(33.0)	(9.2)
	$1,708.0	$1,573.7	$134.3	8.5%

The European offices were the primary source of growth in 2004 where gross premiums written grew $159.2 million or 134.8%. In August 2004, Allied World Assurance Company (Reinsurance) Limited established and opened a branch office in London. The licensing of the branch in London further expanded our capabilities in the European markets and offered customers a broader range of insurance solutions. The year ended December 31, 2004 was also the first full year of operations for Allied World Assurance Company (Reinsurance) Limited, which commenced operations in August 2003, as well as the London branch of Allied World Assurance Company (Europe) Limited, which commenced operations in June 2003.

The U.S. offices produced $33.0 million, or 9.2%, less gross premiums written during 2004 than 2003. This was the result of a decrease in premiums written through surplus lines program administrator agreements and a reinsurance agreement with subsidiaries of AIG. The amount of gross premiums written through these agreements was $273.9 million for the year ended December 31, 2004 compared to $320.8 million for the year ended December 31, 2003. This trend continued in 2005, due to the cancellation of the surplus lines program administrator agreements and reinsurance agreement with subsidiaries of AIG. In June 2004, Allied World Assurance Company (U.S.) Inc. opened an office in New York to expand its distribution of professional liability, excess liability and errors and omissions coverages. The gross premiums written by this office have partially offset the decline.

Bermuda production remained consistent in 2004, increasing by $8.1 million, or 0.7%, amidst a market characterized by stable or decreasing rates.

Net premiums written increased by $26.2 million, or 1.9%, to $1,372.7 million for the year ended December 31, 2004 from $1,346.5 million for the year ended December 31, 2003. The percentage increase was less than that for gross premiums written due to the increase in the amount of reinsurance purchased. The cost of reinsurance increased from $227.2 million in 2003 to $335.3 million in 2004. Including property catastrophe cover, we ceded 19.6% of our gross premiums written in 2004 compared to 14.4% in 2003. The increase over 2003 reflected four key factors:

- Increase in treaty reinsurance purchased. 2004 was the first full fiscal year that one of our treaties was in place and another treaty commenced June 2004. Our Bermuda operation ceded $25.6 million more through our treaties during the year ended 2004 compared to 2003.
- Increase in European business, which is subject to our reinsurance treaty arrangements. Our European premiums ceded through treaty arrangements increased $63.9 million during 2004 compared to 2003.
- One fronting agreement entered into in 2004 for which premiums of $11.3 million were 100% ceded.
- Increase in the amount of facultative reinsurance purchased in order to take advantage of attractive rates and to limit net exposure. We ceded $10.4 million more on a facultative basis during 2004 compared to 2003.

These factors were partially offset by a decrease in the cost of our property catastrophe cover from $34.3 million in 2003 to $30.7 million in 2004.

Net premiums earned increased 13.6% to $1,325.5 million for the year ended December 31, 2004 from $1,167.2 million for the year ended December 31, 2003. Net premiums earned increased by a larger percentage than net premiums written due to the earning of premiums written in the prior years.

In 2003, our business mix shifted from property insurance to casualty insurance and reinsurance as we took advantage of attractive rates, terms and conditions in the casualty and reinsurance markets. This trend continued in 2004 as we added further resources to our business in several casualty lines. 2003 was the first full year of operations for our reinsurance segment, which began in early 2002 but was not fully staffed until after the January 2002 renewal season. The growth of the reinsurance segment continued in 2004 as we expanded the reinsurance segment by writing more risks outside of North America (mainly in Europe).

Net Investment Income

Net investment income earned during the year ended December 31, 2004 was $129.0 million, compared to $101.0 million during the year ended December 31, 2003. Investment management fees of $3.7 million and $3.0 million were incurred during the years ended December 31, 2004 and 2003, respectively. The increase in net investment income in 2004 was principally due to an increase of 31.9% in aggregate invested assets.

The annual book yield of the investment portfolio for the years ended December 31, 2004 and 2003 was 3.5% and 3.7%, respectively. The decrease in yields was primarily the result of a shift to shorter duration assets by the end of 2004. We continued to maintain a conservative investment posture. Approximately 98% of our fixed income investments (which included individually held securities and securities held in a high-yield bond fund) consisted of investment grade securities at December 31, 2004. The average credit rating of our fixed income portfolio was rated AA by Standard & Poor's and Aa2 by Moody's with an average duration of 2.4 years.

At December 31, 2004, we had investments in three hedge funds, two funds that are managed by our investment managers affiliated with the Goldman Sachs Funds, and one fund managed by a subsidiary of AIG. The market value of our investments in these hedge funds at December 31, 2004 totaled $96.7 million. These investments generally impose restrictions on redemption, which may limit our ability to withdraw funds for some period of time after our initial investment. We had income from our hedge fund investments in the form of dividends of $0.2 million for the year ended December 31, 2004.

The following table shows the components of net realized investment gains. We analyze gains or losses on sales of securities separately from gains or losses on the settlement of futures contracts, which were used to manage our portfolio's duration. We have since discontinued the use of such futures contracts. In both years we recorded no losses on investments as a result of declines in values determined to be other than temporary.

	Year Ended December 31,	
	2004	2003
	($ in millions)	
Net gain from the sale of securities	$13.2	$ 9.2
Net (loss) gain on settlement of futures	(2.4)	4.2
Net realized investment gains	$10.8	$13.4

Net Losses and Loss Expenses

The following table shows the components of the increase of net losses and loss expenses of $251.3 million for the year ended December 31, 2004 from the year ended December 31, 2003.

	Year Ended December 31,	
	2004	2003
	($ in millions)	
Net losses paid	$ 202.5	$ 98.8
Net change in reported case reserves	126.9	107.1
Net change in IBNR	684.0	556.2
Net losses and loss expenses	$1,013.4	$762.1

Net losses paid increased over the prior year as our business matured and customers presented claims on policies previously written by us. The year ended 2004 also included net losses paid on claims from the third quarter 2004 hurricanes and two of the 2004 typhoons of approximately $57 million. The increase in 2004 was net of an increase in loss recoveries of $32 million, as a result of the increase in reinsurance purchased.

The increase in net losses and loss expenses in 2004, which included increases in both net change in case reserves and IBNR, resulted primarily from our estimates of property losses incurred from Hurricanes Charley, Frances, Ivan and Jeanne and Typhoons Chaba and Songda. The net losses from these storms were estimated to be $186.2 million after giving consideration to amounts recoverable from our reinsurers. The balance of the 2004 increase is reflective of the increase in net premiums earned, offset by net positive reserve development of $79.4 million in estimated losses for accident years 2003 and 2002. Comparatively, we reported positive reserve development of $56.8 million in 2003. The positive development is the result of actual loss emergence in the non-casualty lines and the casualty claims made lines being lower than the initial expected loss emergence.

The table below is a reconciliation of the beginning and ending reserves for losses and loss expenses for the years ended December 31, 2004 and 2003. Losses incurred and paid are reflected net of reinsurance recoverables.

	Year Ended December 31,	
	2004	2003
	($ in millions)	
Net reserves for losses and loss expenses, January 1	$ 964.9	$ 299.9
Incurred related to:		
Current year non-catastrophe	906.6	818.9
Current year property catastrophe	186.2	—
Prior year non-catastrophe	(79.4)	(56.8)
Prior year property catastrophe	—	—
Total incurred	$1,013.4	$ 762.1
Paid related to:		
Current year non-catastrophe	12.1	46.7
Current year property catastrophe	57.1	—
Prior year non-catastrophe	133.3	52.1
Prior year property catastrophe	—	—
Total paid	$ 202.5	$ 98.8
Foreign exchange revaluation	2.1	1.7
Net reserve for losses and loss expenses, December 31	1,777.9	964.9
Losses and loss expenses recoverable	259.2	93.8
Reserve for losses and loss expenses, December 31	$2,037.1	$1,058.7

Acquisition Costs

Acquisition costs were $170.9 million for the year ended December 31, 2004 as compared to $162.6 million for the year ended December 31, 2003. Acquisition costs as a percentage of net premiums earned were 12.9% in 2004 versus 13.9% in 2003. The reduction in this percentage in 2004 was largely the result of the increase in ceding commissions, both in volume (ceding more business) and in rates. The amount of ceding commissions received is offset against our gross acquisition cost.

We also acquired premiums through several surplus lines program administrator agreements and a reinsurance agreement with subsidiaries of AIG. For this business, we paid additional commissions to the program administrators and the cedent equal to 7.5% of the gross premiums written. Total acquisition costs incurred by us related to premiums written through these agreements were $45.2 million and $40.0 million for the years ended December 31,

2004 and 2003, respectively. The program administrator agreements were cancelled effective January 1, 2005, and the reinsurance agreement was cancelled effective December 21, 2004.

Pursuant to our underwriting agency agreement with IPCUSL, we paid an agency commission of 6.5% of gross premiums written by IPCUSL on our behalf plus original commissions. Total acquisition costs incurred by us related to this agreement for the years ended December 31, 2004 and 2003 were $11.0 million and $9.9 million, respectively.

General and Administrative Expenses

Total general and administrative expenses were $86.3 million for the year ended December 31, 2004 as compared to $66.5 million for the year ended December 31, 2003. This represents an increase of $19.8 million, or 29.8%, in 2004 as compared to 2003. The expansion of our business platform and personnel in the United States and Europe contributed to the increase.

Effective April 1, 2004, the Bermuda administrative services agreement with a subsidiary of AIG was amended to reduce the fee rates and to terminate the provision for actuarial and claims management services. The administrative fee owed under this agreement increased by approximately $1.8 million over 2003, which comprised an increase of approximately $3.7 million due to the increase in gross premiums written offset by a decrease of approximately $1.9 million due to the fee reduction. The portion of our general and administrative expenses representing administrative fees was $34.0 million and $32.2 million, or 39.4% and 48.3%, of our total general and administrative expenses during the years ended December 31, 2004 and 2003, respectively.

Our expense ratio, which is calculated as acquisition costs plus general and administrative expenses divided by net premiums earned, was 19.4% in the year ended December 31, 2004, compared to 19.6% in the year ended December 31, 2003. The expense ratio declined slightly in 2004 largely because of the decrease in acquisition costs as a percentage of our premiums earned, described above.

Net Income

As a result of the above, net income for the year ended December 31, 2004 was $197.2 million compared to net income of $288.4 million for the year ended December 31, 2003. Net income for the year ended December 31, 2004 included foreign exchange gain of $0.3 million and income tax recovery of $2.2 million. Net income for the year ended December 31, 2003 included foreign exchange gain of $4.9 million and income tax expense of $6.9 million. The decrease in foreign exchange gain in 2004 reflected the foreign exchange hedge program that was established during the year. The decrease in income tax expense reflected the reduction of net income for our U.S. and European subsidiaries.

Underwriting Results by Operating Segments

Our company is organized into three operating segments:

- ***Property Segment.*** Our property segment includes the insurance of physical property and business interruption coverage for commercial property and energy-related risks. We write solely commercial coverages and focus on the insurance of primary risk layers, where we believe we have a competitive advantage. This means that we are typically part of the first group of insurers that cover a loss up to a specified limit. We believe that there is generally less pricing competition in these layers, which allows us to retain greater control over our pricing and terms. These risks also carry higher premium rates and require specialized underwriting skills. Additionally, participation in the primary insurance layers, rather than the excess layers, helps us to better define and manage our property catastrophe exposure. Our current average net risk exposure (net of reinsurance) is approximately $3 to $7 million per individual risk.
- ***Casualty Segment.*** Our direct casualty underwriters provide a variety of specialty insurance casualty products to large and complex organizations around the world. Our casualty segment specializes in insurance products providing coverage for general and product liability, professional liability and healthcare liability risks. We focus primarily on insurance of excess layers, where we insure the second and/or

subsequent layers of a policy above the primary layer. We limit our maximum net casualty exposure (net of reinsurance) to approximately $25 to $29 million per individual risk.

- ***Reinsurance Segment.*** Our reinsurance segment includes the reinsurance of property, general casualty, professional lines, specialty lines and catastrophe coverages written by other insurance companies. We believe we have developed a reputation for skilled underwriting in several niche reinsurance markets including professional lines, specialty casualty, property for U.S. regional insurers, and accident and health. We presently write reinsurance on both a treaty and a facultative basis. Pricing in the reinsurance market tends to be more cyclical than in the direct insurance market. As a result, we seek to increase or decrease our presence in this marketplace based on market conditions.

Beginning in 2003, our business mix shifted from property insurance to casualty insurance and reinsurance as we took advantage of attractive rates, terms and conditions in the casualty and reinsurance markets. This trend continued in 2004 as we added further resources to our business in several casualty lines. 2003 was the first full year of operations for our reinsurance segment, which began in early 2002 but was not fully staffed until after the January 2002 renewal season. The growth of the reinsurance segment continued in 2004 as we expanded the reinsurance segment by writing more risks outside of North America (mainly in Europe). The reinsurance segment grew in 2005 relative to our direct insurance segments as a result of a decline in casualty and property gross premiums written due primarily to the cancellation of the surplus lines program administrator agreements and a reinsurance agreement with AIG subsidiaries in the United States. We also took advantage of growth opportunities within the reinsurance casualty and specialty lines during that period.

Gross premiums written and net premiums earned by segment for the years ended December 31, 2005, 2004 and 2003 are illustrated in the following charts:


Gross Premiums Written By Segment
Property
Casualty
Reinsurance
$ 800
$ 700
$ 600
$ 500
$ 400
$ 300
$ 200
$ 100
$0
Gross Premiums Written ($mm)
2005
2004
2003


Net Premiums Earned By Segment
Property
Casualty
Reinsurance
$ 700
$ 600
$ 500
$ 400
$ 300
$ 200
$ 100
$0
Net Premiums Earned ($mm)
2005
2004
2003

Management measures results for each segment on the basis of the "loss ratio," "acquisition cost ratio," "general and administrative expense ratio" and the "combined ratio." Because we do not manage our assets by segment, investment income, interest expense and total assets are not allocated to individual reportable segments. General and administrative expenses are allocated to segments based on various factors, including, among others, staff count and each segment's proportional share of gross premiums written.

Property Segment

The following table summarizes the underwriting results and associated ratios for the property segment for the years ended December 31, 2005, 2004 and 2003.

	Year Ended December 31,		
	2005	2004	2003
	($ in millions)		
Revenues			
Gross premiums written	$ 412.9	$548.0	$554.7
Net premiums written	170.8	308.6	383.3
Net premiums earned	226.8	333.2	356.3
Expenses			
Net losses and loss expenses	$ 410.3	$320.5	$183.1
Acquisition costs	5.7	30.4	39.2
General and administrative expenses	20.2	25.5	20.9
Underwriting income (loss)	(209.4)	(43.2)	113.1
Ratios			
Loss ratio	180.9%	96.2%	51.4%
Acquisition cost ratio	2.5	9.1	11.0
General and administrative expense ratio	8.9	7.7	5.9
Expense ratio	11.4	16.8	16.9
Combined ratio	192.3	113.0	68.3

Comparison of Years Ended December 31, 2005 and 2004

Premiums. Gross premiums written were $412.9 million for the year ended December 31, 2005 compared to $548.0 million for the year ended December 31, 2004. The decrease in gross premiums written of $135.1 million for the year ended December 31, 2005 compared to the year ended December 31, 2004 was primarily due to the cancellation of surplus lines program administrator agreements and a reinsurance agreement with subsidiaries of AIG, which had been our major distribution channel for property business in the United States. We wrote gross premiums of approximately $164.8 million under these agreements for the year ended December 31, 2004 compared to $14.5 million written for the year ended December 31, 2005. During 2005, we added staff members to our New York and Boston offices in order to build our U.S. property distribution platform. We opened an office in San Francisco in October 2005 and an office in Chicago in November 2005, and we have continued to develop our property business in the United States in 2006 through these newly formed offices. Gross premiums written by our underwriters in these offices were $10.9 million for the year ended December 31, 2005 compared to nil in the year ended December 31, 2004. Gross premiums written by our Bermuda and European offices were comparable to the prior year, increasing slightly by $4.7 million primarily due to an increase in volume produced by our European offices.

Net premiums written decreased by 44.7%, or $137.8 million, for the year ended December 31, 2005 compared to the year ended December 31, 2004. Of this decline in net premiums written, $148.7 million was due to the loss of AIG-sourced production offset by approximately an $11.3 million increase in net premiums written by our European offices. Excluding property catastrophe cover, we ceded 51.9% of gross premiums written for the year ended December 31, 2005 compared to 39.5% in the year ended December 31, 2004. Although we reduced exposure in the United States, the cost of our property catastrophe reinsurance coverage allocated to the property segment in 2005 was $4.9 million greater than the prior period due to reinstatement premiums from claims for Hurricanes Katrina and Rita in 2005. This cost is reflected as a reduction in our net premiums written. This reinsurance protects our property book of business from any catastrophic event such as a hurricane, earthquake or flood, with the coverage formulated to mitigate the likelihood of a single catastrophic loss exceeding 10% of our total capital for a "one-in-250-year" event. It is expected that the cost of property catastrophe coverage will increase significantly in 2006 due to an increase in rates arising from the losses experienced by the industry in 2004 and 2005.

The decrease in net premiums earned of $106.4 million, or 31.9%, reflected the decrease in net premiums written. The percentage decrease of 31.9% was less than that for net premiums written of 44.7% due to the earning of prior year premiums.

Net losses and loss expenses. Net losses and loss expenses increased by $89.8 million for the year ended December 31, 2005 compared to the year ended December 31, 2004. The property loss ratio increased 84.7 points in 2005 primarily due to the exceptional number and intensity of storms during the year. Net losses and loss expenses included $237.8 million in net losses resulting from windstorm catastrophes in 2005 (adversely impacting the loss ratio by 104.9 points) and net losses from development of 2004 storms equal to $49.0 million (adversely impacting the loss ratio by 21.6 points) and $71.8 million in net positive development from prior accident years, which was the result of continued favorable loss emergence (favorably impacting the loss ratio by 31.7 points). Comparatively, net losses and loss expenses for the year ended December 31, 2004 included $104.5 million in net losses resulting from third quarter 2004 hurricanes (adversely impacting the loss ratio by 31.4 points), and included net positive development relating to prior accident years of $18.4 million (favorably impacting the loss ratio by 5.5 points). The loss ratio after the effect of catastrophes and prior year development was higher for 2005 versus 2004 due to the impact of certain rate decreases since 2003, the increase in reported loss activity during 2005 and the effect of additional property catastrophe reinsurance coverage paid by us, reducing our net premiums earned. Net paid losses increased from $140.2 million for the year ended December 31, 2004 to $267.5 million for the year ended December 31, 2005, reflecting the development of our book of business along with increased payments for catastrophe claims.

The table below is a reconciliation of the beginning and ending reserves for losses and loss expenses for the years ended December 31, 2005 and 2004. Losses incurred and paid are reflected net of reinsurance recoverables.

	Year Ended December 31,	
	2005	2004
	($ in millions)	
Net reserves for losses and loss expenses, January 1	$ 404.2	$221.7
Incurred related to:		
Current year non-catastrophe	195.3	234.4
Current year property catastrophe	237.8	104.5
Prior year non-catastrophe	(71.8)	(18.4)
Prior year property catastrophe	49.0	—
Total incurred	$ 410.3	$320.5
Paid related to:		
Current year non-catastrophe	38.6	10.9
Current year property catastrophe	36.6	32.2
Prior year non-catastrophe	122.9	97.1
Prior year property catastrophe	69.3	—
Total paid	$ 267.5	$140.2
Foreign exchange revaluation	(3.3)	2.2
Net reserve for losses and loss expenses, December 31	543.7	404.2
Losses and loss expenses recoverable	515.1	185.1
Reserve for losses and loss expenses, December 31	$1,058.8	$589.3

Acquisition costs. Acquisition costs decreased to $5.7 million for the year ended December 31, 2005 from $30.4 million for the year ended December 31, 2004, representing a decrease of 81.3%. The decrease resulted from a greater amount of ceding commissions received from reinsurance treaties as we ceded a larger proportion of property business. It was also due to a general decrease in brokerage rates during 2005. In addition, our surplus lines program administrator agreements and a reinsurance agreement with subsidiaries of AIG were cancelled, which carried an additional 7.5% commission on the gross premiums written. Total acquisition costs relating to premiums written through these agreements with subsidiaries of AIG were $12.8 million for the year ended December 31, 2005 compared to $30.2 million for the year ended December 31, 2004. Effective October 1, 2005, the ceding commission for our general property quota share treaty declined from a flat rate of 26% applied to gross premiums ceded to an overriding commission of 7.5% applied to gross premiums ceded plus original commissions paid by us.

General and administrative expenses. General and administrative expenses decreased to $20.2 million for the year ended December 31, 2005 from $25.5 million for the year ended December 31, 2004. The decrease in general and administrative expenses for 2005 versus 2004 reflected the decrease in the production of business. Fees paid to subsidiaries of AIG in return for the provision of administrative services were based on a percentage of our gross premiums written. The general and administrative expense ratio increased during the period as expenses did not decrease to the same extent as net premiums earned.

Comparison of Years Ended December 31, 2004 and December 31, 2003

Premiums. Our property premiums remained relatively constant in 2004 compared to 2003, with only a slight decrease in gross premiums written of 1.2% or $6.7 million. Our European offices contributed growth of about $106.1 million in 2004, the first full year of operations for the property segment in Europe.

Our Bermuda office wrote $238.0 million in property premiums in 2004, which was 19.7% less than in 2003, due in part to the transfer of some business to our fully operational European offices, but also due to a modest decline in prices. Although premium rates in this segment increased significantly in recent years, they began to decline compared to levels in 2002 and 2003. Terms and conditions and client self-insured retention levels remained at desired levels in 2004.

Our U.S. offices wrote $165.0 million in property premiums in 2004, which was 24.8% less than in 2003. The amount of premiums written through surplus lines program administrator agreements and a reinsurance agreement with subsidiaries of AIG declined in 2004, and the agreements were cancelled prior to the 2005 calendar year. The amount of property premiums written through these distribution channels in 2004 and 2003 was $164.8 million and $218.7 million, respectively (30.1% and 39.4% of total property gross premiums written, respectively).

Net premiums written decreased by 19.5% in 2004 from 2003, a larger decrease than that of gross premiums written. This reflected additional premiums ceded to reinsurers in 2004 (43.7% of our gross premiums written including property catastrophe cover) as it was the first full year ceding general property business on a proportional basis from our Bermuda and European subsidiaries. There was also an increase in energy gross premiums written in Europe, which were also covered by treaty reinsurance. We also increased the amount of facultative reinsurance purchased during 2004 compared to 2003 in order to take advantage of attractive rates and to limit our exposure. In addition, we ceded $11.3 million in premiums relating to an energy fronting agreement for the first time in 2004.

Offsetting the increases in ceded premiums was the decrease in the cost of property catastrophe cover allocated to the property segment from $34.3 million in 2003 to $22.8 million in 2004. In October 2003, we began to reduce our limits on U.S. business with catastrophe exposure, which reduced our catastrophe reinsurance cost in 2004. Catastrophe reinsurance protects our property book of business from any catastrophic event such as a hurricane, earthquake or flood, with the coverage formulated to mitigate the likelihood of a single catastrophic loss exceeding 10% of our total capital for a "one-in-250-year" event.

Net premiums earned decreased in 2004 as compared to 2003 primarily due to the increase in premiums ceded.

Net losses and loss expenses. Net losses and loss expenses increased to $320.5 million for the year ended December 31, 2004 from $183.1 million for the year ended December 31, 2003. The property loss ratio had an increase of 44.8 points in 2004 primarily due to the exceptional number of storms in the third quarter. Net losses and loss expenses included $104.5 million in net losses resulting from third quarter hurricanes (adversely impacting the loss ratio by 31.4 points). Offsetting this increase was $18.4 million in net positive development from prior accident years included in 2004 results, which was the result of continued favorable loss emergence. Comparatively, 2003 results included $50.2 million of positive development relating to reductions in estimated ultimate losses incurred for the accident year 2002. Rate decreases in property insurance also contributed to the increase in the loss ratio in 2004 over 2003. Net paid losses increased from $71.8 million in 2003 to $140.2 million in 2004, reflecting the development of our book of business along with increased payments resulting from catastrophe claims.

The table below is a reconciliation of the beginning and ending reserves for losses and loss expenses for the years ended December 31, 2004 and 2003. Losses incurred and paid are reflected net of reinsurance recoverables.

	Year Ended December 31, 2004	Year Ended December 31, 2003
	($ in millions)	
Net reserves for losses and loss expenses, January 1	$221.7	$108.8
Incurred related to:		
Current year non-catastrophe	234.4	233.3
Current year property catastrophe	104.5	—
Prior year non-catastrophe	(18.4)	(50.2)
Prior year property catastrophe	—	—
Total incurred	$320.5	$183.1
Paid related to:		
Current year non-catastrophe	10.9	32.8
Current year property catastrophe	32.2	—
Prior year non-catastrophe	97.1	39.0
Prior year property catastrophe	—	—
Total paid	$140.2	$ 71.8
Foreign exchange revaluation	2.2	1.6
Net reserve for losses and loss expenses, December 31	404.2	221.7
Losses and loss expenses recoverable	185.1	70.6
Reserve for losses and loss expenses, December 31	$589.3	$292.3

Acquisition costs. Acquisition costs decreased to $30.4 million for the year ended December 31, 2004 from $39.2 million for the year ended December 31, 2003. The acquisition cost ratio for 2004 declined by 1.9 points due to the increase in the amount of ceding commissions received, which offsets our gross acquisition cost. This was the result of the increase in volume of business ceded to reinsurers.

General and administrative expenses. General and administrative expenses increased to $25.5 million for the year ended December 31, 2004 from $20.9 million for the year ended December 31, 2003. The increase in general and administrative expenses of $4.6 million in 2004 reflected primarily the growth of our underwriting staff in Europe. The increase was also the result of maintaining staff levels while more business was ceded during the year, so relatively fixed costs were spread over a smaller net premium base. Thus, the overall expense ratio for 2004 remained comparable to that of 2003 as the increase in ceding commission lowered the acquisition cost ratio while the reduction in net premium base similarly increased the general and administrative expense ratio.

Casualty Segment

The following table summarizes the underwriting results and associated ratios for the casualty segment for the years ended December 31, 2005, 2004 and 2003.

	Year Ended December 31,		
	2005	2004	2003
	($ in millions)		
Revenues			
Gross premiums written	$633.0	$752.1	$678.6
Net premiums written	557.6	670.0	622.8
Net premiums earned	581.3	636.3	536.1
Expenses			
Net losses and loss expenses	$431.0	$436.1	$431.9
Acquisition cost	33.5	59.5	57.3
General and administrative expenses	44.3	39.8	31.8
Underwriting income	72.5	100.9	15.1
Ratios			
Loss ratio	74.1%	68.5%	80.6%
Acquisition cost ratio	5.8	9.4	10.7
General and administrative expense ratio	7.6	6.2	5.9
Expense ratio	16.6	15.6	16.6
Combined ratio	87.5	84.1	97.2

Comparison of Years Ended December 31, 2005 and 2004

Premiums. Gross premiums written declined $119.1 million, or 15.8%, for the year ended December 31, 2005 compared to the year ended December 31, 2004. The decrease reflected the cancellation of surplus lines program administrator agreements and a reinsurance agreement with subsidiaries of AIG. Gross premiums written under these agreements in the year ended December 31, 2004 were approximately $109.1 million compared to $7.7 million written in the year ended December 31, 2005. The decline was partially offset by premiums written through our own underwriters in U.S. offices equal to approximately $83.2 million during the year ended December 31, 2005 compared to $30.7 million for the year ended December 31, 2004. The decrease in gross premiums written also reflected a number of accounts that were non-recurring in 2005 as well as decreasing industry rates for casualty lines of business. Casualty rates began to decline in 2004 and continued to decline in 2005. Terms and conditions and client self-insured retention levels, however, remained at desired levels. During 2005, we also reduced our maximum gross limit for pharmaceutical accounts in order to prudently manage this exposure. The change in gross limit resulted in a year-over-year decline in gross premiums written of about $12 million.

In June 2004, Allied World Assurance Company (U.S.) Inc. opened a branch office in New York, which expanded our distribution in the United States. We have also opened offices in San Francisco and Chicago, which will further expand our presence in the United States.

Net premiums written decreased in line with the decrease in gross premiums written. The $55.0 million decline in net premiums earned was less than that for premiums written due to the continued earning of premiums written in 2004.

Net losses and loss expenses. Net losses and loss expenses decreased to $431.0 million for the year ended December 31, 2005 from $436.1 million for the year ended December 31, 2004. The casualty loss ratio for the year ended December 31, 2005 increased by 5.6 points from the year ended December 31, 2004 due largely to a $25 million general liability loss that occurred during Hurricane Katrina. Net losses and loss expenses for the year ended December 31, 2005 also included positive reserve development of $22.7 million compared to positive reserve development of $43.3 million in the year ended December 31, 2004. The decrease in estimated losses from prior accident years was the result of very low loss emergence to date on the claims-made lines of business. Net paid losses for the years ended December 31, 2005 and 2004 were $31.5 million and $7.1 million, respectively.

The table below is a reconciliation of the beginning and ending reserves for losses and loss expenses for the years ended December 31, 2005 and 2004. Losses incurred and paid are reflected net of reinsurance recoverables.

	Year Ended December 31, 2005	Year Ended December 31, 2004
	($ in millions)	
Net reserves for losses and loss expenses, January 1	$1,019.6	$ 590.6
Incurred related to:		
Current year non-catastrophe	428.7	479.4
Current year catastrophe	25.0	—
Prior year non-catastrophe	(22.7)	(43.3)
Prior year catastrophe	—	—
Total incurred	$ 431.0	$ 436.1
Paid related to:		
Current year non-catastrophe	—	0.9
Current year catastrophe	—	—
Prior year non-catastrophe	31.5	6.2
Prior year catastrophe	—	—
Total paid	$ 31.5	$ 7.1
Foreign exchange revaluation	—	—
Net reserve for losses and loss expenses, December 31	1,419.1	1,019.6
Losses and loss expenses recoverable	128.6	73.6
Reserve for losses and loss expenses, December 31	$1,547.7	$1,093.2

Acquisition costs. Acquisition costs decreased to $33.5 million for the year ended December 31, 2005 from $59.5 million for the year ended December 31, 2004. Total acquisition costs relating to premiums written through surplus lines program administrator agreements and a reinsurance agreement with subsidiaries of AIG were approximately $5.6 million for the year ended December 31, 2005 compared to approximately $15.0 million for the year ended December 31, 2004. The acquisition cost ratio decreased from 9.4% for the year ended December 31, 2004 to 5.8% for the year ended December 31, 2005. The decrease was due to a general decrease in industry brokerage rates paid by us, the cancellation of the surplus lines program administrator agreements and a reinsurance agreement with subsidiaries of AIG, which carried an additional 7.5% commission on the gross premiums written, and a slight increase in the rate of ceding commissions. The amount of ceding commissions received from treaty and facultative reinsurance is offset against our gross acquisition costs.

General and administrative expenses. General and administrative expenses increased to $44.3 million for the year ended December 31, 2005 from $39.8 million for the year ended December 31, 2004. The increase in general and administrative expenses for 2005 versus 2004 was largely attributable to additional expenses related to the New York office, which was fully operational for the full year in 2005 while it had just opened in June 2004. The increase in the general and administrative expense ratio is a result of the start-up costs in the United States causing expenses to rise at a faster rate than premiums.

Comparison of Years Ended December 31, 2004 and December 31, 2003

Premiums. Gross premiums written increased 10.8%, or $73.5 million, for the year ended December 31, 2004 compared to the year ended December 31, 2003. While premium rates in the casualty segment began to decline in 2004, terms and conditions and client self-insured retention levels remained at desired levels. We continued to grow despite the decrease in rates due mainly to expansion in the United States (where gross premiums increased by 15.4%) and Europe (where gross premiums increased by 67.2%). Bermuda production of business remained constant in 2004. In May 2003, the London branch of Allied World Assurance Company (Europe) Limited commenced operations and enabled us to better access brokers in continental Europe. This accessibility provided continued growth for a full year in 2004. In June 2004, Allied World Assurance Company (U.S.) Inc. formed a branch office in New York, which expanded its distribution in the United States and increased our penetration into the professional liability market. In August 2004, the New York branch expanded capabilities to underwrite excess liability and errors and omissions coverages. The New York branch produced approximately $11.9 million in gross premiums written during 2004.

Distribution of our insurance products in the United States was accomplished mainly through agreements between our U.S. subsidiaries and subsidiaries of AIG. The surplus lines program administrator agreements were cancelled effective January 1, 2005, and the reinsurance agreement was cancelled effective December 21, 2004. Gross premiums written under these agreements in each of 2004 and 2003 were $109.3 million and $101.9 million, respectively, representing 14.5% and 15.0%, respectively, of total casualty gross premiums written.

Net premiums written increased more modestly than gross premiums written in 2004. During 2003, we ceded 8.2% of our casualty premiums to reinsurers while in 2004 we ceded 10.9%. The increase in ceded premiums reflects a full year of treaty reinsurance on general casualty business from Bermuda and Europe, and to a lesser extent, an added quota share component of the treaty effective March 1, 2004.

Net earned premium growth of $100.2 million in 2004 benefited from the growth of written premiums in 2003.

Net losses and loss expenses. Net losses and loss expenses increased to $436.1 million for the year ended December 31, 2004 from $431.9 million for the year ended December 31, 2003. The 2004 casualty loss ratio decreased 12.1 points primarily due to positive development on prior accident years of $43.3 million reported in 2004 versus no positive development recorded in 2003. The decrease in estimated losses from prior accident years was the result of very low loss emergence to date on the claims-made lines of business. The mix of business contributed to the decrease in the loss ratio as more business was produced by Europe, having lower expected loss expenses due to a more favorable European regulatory environment. We had paid losses of $7.1 million in 2004 and $0.9 million in 2003.

The table below is a reconciliation of the beginning and ending reserves for losses and loss expenses for the years ended December 31, 2004 and 2003. Losses incurred and paid are reflected net of reinsurance recoverables.

	Year Ended December 31, 2004	Year Ended December 31, 2003
	($ in millions)	
Net reserves for losses and loss expenses, January 1	$ 590.6	$159.6
Incurred related to:		
Current year non-catastrophe	479.4	431.9
Current year catastrophe	—	—
Prior year non-catastrophe	(43.3)	—
Prior year catastrophe	—	—
Total incurred	$ 436.1	$431.9
Paid related to:		
Current year non-catastrophe	0.9	0.6
Current year catastrophe	—	—
Prior year non-catastrophe	6.2	0.3
Prior year catastrophe	—	—
Total paid	$ 7.1	$ 0.9
Foreign exchange revaluation	—	—
Net reserve for losses and loss expenses, December 31	1,019.6	590.6
Losses and loss expenses recoverable	73.6	23.2
Reserve for losses and loss expenses, December 31	$1,093.2	$613.8

Acquisition costs. Acquisition costs increased slightly to $59.5 million for the year ended December 31, 2004 from $57.3 million for the year ended December 31, 2003. The acquisition cost ratio decreased from 10.7% in 2003 to 9.4% in 2004. The decrease primarily relates to the increased level of premiums ceded in 2004. The amount of ceding commissions received from treaty and facultative reinsurance is offset against our gross acquisition costs. Brokerage rates also declined slightly in 2004.

General and administrative expenses. General and administrative expenses increased to $39.8 million for the year ended December 31, 2004 from $31.8 million for the year ended December 31, 2003. The increase of $8.0 million in general and administrative expenses in 2004 reflected the continued staff growth within the casualty segment, particularly with the opening of our New York branch office. The increase in the general and administrative expense ratio is a result of the start-up costs in the United States causing expenses to rise at a faster rate than premiums.

Reinsurance Segment

The following table summarizes the underwriting results and associated ratios for the reinsurance segment for the years ended December 31, 2005, 2004 and 2003.

	Year Ended December 31,		
	2005	2004	2003
	($ in millions)		
Revenues			
Gross premiums written	$ 514.4	$407.9	$340.4
Net premiums written	493.5	394.1	340.4
Net premiums earned	463.4	356.0	274.8
Expenses			
Net losses and loss expenses	$ 503.3	$256.7	$147.1
Acquisition costs	104.2	80.9	66.1
General and administrative expenses	29.8	21.1	13.8
Underwriting income (loss)	(173.9)	(2.7)	47.8
Ratios			
Loss ratio	108.6%	72.1%	53.5%
Acquisition cost ratio	22.5	22.8	24.0
General and administrative expense ratio	6.4	5.9	5.0
Expense ratio	28.9	28.7	29.0
Combined ratio	137.5	100.8	82.5

Comparison of Years Ended December 31, 2005 and 2004

Premiums. Gross premiums written were $514.4 million for the year ended December 31, 2005 as compared to $407.9 million for the year ended December 31, 2004. The $106.5 million, or 26.1%, increase in gross premiums written for the year ended December 31, 2005 over the year ended December 31, 2004 was predominantly the result of continued growth of our specialty and traditional casualty reinsurance lines, which grew $84.7 million over the prior year. Although rates generally stabilized in 2005, we believe we have gained market recognition since our reinsurance segment started operations in 2002, and our financial strength has provided us with a competitive advantage and opportunities in the market. Included within the reinsurance segment is business written on our behalf by IPCUSL under an underwriting agency agreement. IPCUSL wrote $83.0 million of property catastrophe business in the year ended December 31, 2005 versus $68.0 million in the year ended December 31, 2004. The rise reflected an increase in reinstatement premiums from a larger number of catastrophe claims on storm activity during 2005. Of the remaining premiums, 15.6% related to property and 84.4% related to casualty risks for the year ended December 31, 2005 versus 22.6% property and 77.4% casualty for the year ended December 31, 2004. We also commenced reinsuring accident and health business in June 2004, which increased gross premiums written by $6.4 million in 2005 over 2004.

Net premiums written increased by a slightly smaller percentage than gross premiums written during 2005 because we allocated a portion of our property catastrophe coverage to the reinsurance segment, which equaled

$16.4 million for the year ended December 31, 2005 compared to $8.1 million for the year ended December 31, 2004. The increase reflected the cost of reinstatement premiums due to claims from Hurricanes Katrina and Rita.

Net earned premium growth in 2005 benefited from the continued earning of premiums written in 2003 and 2004. Premiums related to our reinsurance business earn at a slower rate than those related to our direct insurance business. Direct insurance premiums typically earn ratably over the term of a policy. Reinsurance premiums under a proportional contract are typically earned over the same period as the underlying policies, or risks, covered by the contract. As a result, the earning pattern of a proportional contract may extend up to 24 months. Property catastrophe premiums earn ratably over the term of the reinsurance contract. On an earned basis, business written on our behalf by IPCUSL represented 18.1% of total reinsurance earned premium in the year ended December 31, 2005 compared to 18.6% in the year ended December 31, 2004.

Net losses and loss expenses. Net losses and loss expenses increased to $503.3 million for the year ended December 31, 2005 from $256.7 million for the year ended December 31, 2004. The loss ratio for the year ended December 31, 2005 increased 36.5 points from the year ended December 31, 2004. The increase resulted from increased windstorm activity during 2005. Net losses and loss expenses included $231.6 million of estimated losses relating to Hurricanes Katrina, Rita and Wilma and Windstorm Erwin (adversely impacting the loss ratio by 50.0 points) and $13.5 million of negative development on estimated losses from 2004 storms (adversely impacting the loss ratio by 2.9 points). Comparatively, $81.6 million of estimated losses were incurred during the year ended December 31, 2004 relating to the third quarter hurricanes and typhoons (adversely impacting the loss ratio by 22.9 points). Net losses and loss expenses for the year ended December 31, 2005 also included $17.0 million of positive development relating to reductions in estimated ultimate losses incurred for accident years 2002, 2003 and 2004 (favorably impacting the loss ratio by 3.7 points). Comparatively, there was positive development of $17.8 million on prior accident year ultimate losses during the year ended December 31, 2004 (favorably impacting the loss ratio by 5.0 points). The adjusted loss ratio after catastrophes and prior period development was 59.4% for 2005 compared to 54.2% for 2004 — the increase reflects the shift in product mix in 2005 from property to casualty, which generally carries a higher loss ratio than property.

Paid losses in our reinsurance segment increased from $55.2 million for the year ended December 31, 2004 to $131.1 million for the year ended December 31, 2005, reflecting payment of catastrophe losses as well as the growth and maturity of this segment.

The table below is a reconciliation of the beginning and ending reserves for losses and loss expenses for the years ended December 31, 2005 and 2004. Losses incurred and paid are reflected net of reinsurance recoverables.

	Year Ended December 31,	
	2005	2004
	($ in millions)	
Net reserves for losses and loss expenses, January 1	$354.1	$152.6
Incurred related to:		
Current year non-catastrophe	275.2	192.9
Current year property catastrophe	231.6	81.6
Prior year non-catastrophe	(17.0)	(17.8)
Prior year property catastrophe	13.5	—
Total incurred	$503.3	$256.7
Paid related to:		
Current year non-catastrophe	2.1	0.4
Current year property catastrophe	47.6	24.9
Prior year non-catastrophe	40.3	29.9
Prior year property catastrophe	41.1	—
Total paid	$131.1	$ 55.2
Foreign exchange revaluation	—	—
Net reserve for losses and loss expenses, December 31	726.3	354.1
Losses and loss expenses recoverable	72.6	0.5
Reserve for losses and loss expenses, December 31	$798.9	$354.6

Acquisition costs. Acquisition costs increased to $104.2 million for the year ended December 31, 2005 from $80.9 million for the year ended December 31, 2004 primarily as a result of the increase in gross premiums written. The acquisition cost ratio for 2005 was 22.5%, as compared to the acquisition ratio of 22.8% for 2004.

General and administrative expenses. General and administrative expenses increased to $29.8 million for the year ended December 31, 2005 from $21.1 million for the year ended December 31, 2004. The $8.7 million increase in general and administrative expenses in 2005 reflected the increase in underwriting staff and the growth of the business. Fees paid to subsidiaries of AIG in return for the provision of administrative services were based on a percentage of our gross premiums written. The fees charged to the reinsurance segment increased by $5.6 million due to the increase in gross premiums written. Letter of credit costs also increased with the increase in volume of business and property catastrophe loss reserves.

Comparison of Years Ended December 31, 2004 and December 31, 2003

Premiums. Gross premiums written increased in 2004 by $67.5 million or approximately 19.8%. The largest source of growth in 2004 came from the expansion into international lines. We began reinsuring risks outside of North America late in 2003, and this business grew considerably in 2004. We also continued to grow specialty lines including accident and health risks, which commenced in 2004. Included within the reinsurance segment is business written on our behalf by IPCUSL under an underwriting agency agreement. IPCUSL wrote 18.0% of total reinsurance premiums in 2003 and 16.7% in 2004. Of the remaining premium, 22.6% related to property and 77.4% related to casualty risks in 2004 versus 29.2% property and 70.8% casualty in 2003.

During 2004, rate increases moderated or leveled for several business lines within the reinsurance segment, and prices for some risk classes declined from their highs. However, terms and conditions under our treaty and facultative contracts remained favorable.

Net premiums written increased by a smaller percentage than gross premiums written during 2004 because we began to cede a portion of our accident and health reinsurance premiums to a retrocessionaire.

Net earned premium growth in 2004 benefited from the growth in written premiums in 2003. On an earned basis, business written on our behalf by IPCUSL represented 18.6% of total reinsurance earned premium in 2004 compared to 21.4% in 2003.

Net losses and loss expenses. Net losses and loss expenses increased to $256.7 million for the year ended December 31, 2004 from $147.1 million for the year ended December 31, 2003. The loss ratio for the year ended December 31, 2004 increased 18.6 points from 2003. The increase resulted mainly from hurricane and typhoon losses that amounted to $81.6 million (adversely impacting the loss ratio by 22.9 points). Partially offsetting a portion of these losses was $17.8 million in positive development relating to reductions in estimated ultimate incurred property losses for accident years 2002 and 2003. Comparatively, results for 2003 included $6.6 million of positive development in property reinsurance losses due to low loss experience and few natural catastrophes. Paid losses in our reinsurance segment increased from $26.1 million in 2003 to $55.2 million in 2004, reflecting the growth and maturity of this segment as well as payment of some hurricane losses in 2004.

The table below is a reconciliation of the beginning and ending reserves for losses and loss expenses for the years ended December 31, 2004 and 2003. Losses incurred and paid are reflected net of reinsurance recoverables.

	Year Ended December 31, 2004	Year Ended December 31, 2003
	($ in millions)	
Net reserves for losses and loss expenses, January 1	$152.6	$ 31.6
Incurred related to:		
Current year non-catastrophe	192.9	153.7
Current year property catastrophe	81.6	—
Prior year non-catastrophe	(17.8)	(6.6)
Prior year property catastrophe	—	—
Total incurred	$256.7	$147.1
Paid related to:		
Current year non-catastrophe	0.4	13.3
Current year property catastrophe	24.9	—
Prior year non-catastrophe	29.9	12.8
Prior year property catastrophe	—	—
Total paid	$ 55.2	$ 26.1
Foreign exchange revaluation	—	—
Net reserve for losses and loss expenses, December 31	354.1	152.6
Losses and loss expenses recoverable	0.5	—
Reserve for losses and loss expenses, December 31	$354.6	$152.6

Acquisition costs. Acquisition costs increased to $80.9 million for the year ended December 31, 2004 from $66.1 million for the year ended December 31, 2003. The acquisition cost ratio of 22.8% in 2004 was lower than that of 24.0% in 2003 primarily as a result of the increased proportion of international reinsurance, which had lower acquisition costs.

General and administrative expenses. General and administrative expenses increased to $21.1 million for the year ended December 31, 2004 from $13.8 million for the year ended December 31, 2003. The increase in general and administrative expenses of $7.3 million in 2004 primarily reflected the further growth in our underwriting staff, costs to establish a new reinsurance processing system and an increase in the allocation of administration service fees due to the proportional increase in gross premiums written by the reinsurance segment. The increase in the general and administrative expense ratio is a result of these additional costs exceeding the rate of growth in our net premiums earned.

Reserves for Losses and Loss Expenses

Reserves for losses and loss expenses as of December 31, 2005, 2004 and 2003 were comprised of the following:

	Property December 31, 2005	Property 2004	Property 2003	Casualty December 31, 2005	Casualty 2004	Casualty 2003	Reinsurance December 31, 2005	Reinsurance 2004	Reinsurance 2003	Total December 31, 2005	Total 2004	Total 2003
	($ in millions)											
Case reserves	$ 602.8	$ 224.5	$127.6	$ 77.6	$ 29.7	$ 4.9	$240.8	$ 67.7	$ 19.5	$ 921.2	$ 321.9	$ 152.0
IBNR	456.0	364.8	164.7	1,470.1	1,063.5	608.9	558.1	286.9	133.1	2,484.2	1,715.2	906.7
Reserve for losses and loss expenses	1,058.8	589.3	292.3	1,547.7	1,093.2	613.8	798.9	354.6	152.6	3,405.4	2,037.1	1,058.7
Reinsurance recoverables	(515.1)	(185.1)	(70.6)	(128.6)	(73.6)	(23.2)	(72.6)	(0.5)	—	(716.3)	(259.2)	(93.8)
Net reserve for losses and loss expenses	$ 543.7	$ 404.2	$221.7	$1,419.1	$1,019.6	$590.6	$726.3	$354.1	$152.6	$2,689.1	$1,777.9	$ 964.9

We participate in certain lines of business where claims may not be reported for many years. Accordingly, management does not believe that reported claims on these lines are necessarily a valid means for estimating ultimate liabilities. We use statistical and actuarial methods to reasonably estimate ultimate expected losses and loss expenses. Loss reserves do not represent an exact calculation of liability. Rather, loss reserves are estimates of what we expect the ultimate resolution and administration of claims will cost. These estimates are based on actuarial and statistical projections and on our assessment of currently available data, as well as estimates of future trends in claims severity and frequency, judicial theories of liability and other factors. Loss reserve estimates are refined as experience develops and as claims are reported and resolved. Establishing an appropriate level of loss reserves is an inherently uncertain process. Ultimate losses and loss expenses may differ from our reserves, possibly by material amounts. See "— Critical Accounting Policies — Reserve for Losses and Loss Expenses" for further details.

Ceded Insurance

For purposes of managing risk, we reinsure a portion of our exposures, paying reinsurers a part of premiums received on policies we write. Total premiums ceded pursuant to reinsurance contracts entered into by our company with a variety of reinsurers were $338.3 million, $335.3 million and $227.2 million for the years ended December 31, 2005, 2004 and 2003, respectively. Certain reinsurance contracts provide us with protection related to specified catastrophes insured by our property segment. We also cede premiums on a proportional basis to limit total exposures in the property, casualty and to a lesser extent reinsurance segments. The following table illustrates our gross premiums written and ceded for the years ended December 31, 2005, 2004 and 2003:

	Gross Premiums Written and Premiums Ceded		
	Year Ended December 31,		
	2005	2004	2003
	($ in millions)		
Gross	$1,560.3	$1,708.0	$1,573.7
Ceded	(338.3)	(335.3)	(227.2)
Net	$1,222.0	$1,372.7	$1,346.5
Ceded as percentage of Gross	21.7%	19.6%	14.4%

The following table illustrates the effect of our reinsurance ceded strategies on our results of operations:

	Year Ended December 31,		
	2005	2004	2003
	($ in millions)		
Premiums written ceded	$338.3	$335.3	$227.2
Premiums earned ceded	344.2	312.7	156.8
Losses and loss expenses ceded	602.1	200.1	86.7
Acquisition costs ceded	66.9	59.1	30.0

We paid approximately $154 million relating to reinsurance ceded activities for the year ended December 31, 2005 compared to $221 million and $165 million, respectively, for the years ended December 31, 2004 and 2003.

Our reinsurance ceded strategies have remained relatively consistent since 2003. Our property segment has purchased quota share reinsurance almost from inception. From June 2002 through March 2003, we ceded 50% of up to $10 million of each applicable policy limit of energy business, from April 2003 to June 2006, we ceded 66% of up to $20 million of each applicable policy limit of energy business. From June 2006 to June 2007, we will cede 58.5% of up to $15 million of each applicable policy limit of energy business. From August 2003 to October 2005, we ceded 45% of up to $10 million of each applicable policy limit of general property business, from October 2005 to April 2006, we ceded 35% of up to $10 million of each applicable policy limit of general property business and from April 2006 through October 2006 we will cede 45% of up to $10 million of each applicable policy limit. There are also occurrence limits on our general property treaty of $250 million for U.S. general property business and $100 million for international general property business for the period October 2005 through October 2006.

Occurrence limits restrict our ability to recover losses, in the aggregate, for a single event. Notwithstanding the occurrence limit subject to this treaty contract, in the event any loss under this treaty attaches both to policies incepting during the treaty period and to policies incepting outside such period, the sum of losses of all treaty contract years shall not exceed $450 million. Our property reinsurance treaties did not cover property premiums written under the surplus lines program administrator agreements and a reinsurance agreement with subsidiaries of AIG. Our property reinsurance treaties do cover property premiums written by our U.S. underwriters since 2005.

We also purchase reinsurance to provide protection for specified catastrophes insured by our property segment. The limits for catastrophe protection have decreased from 2003 to 2006 as a result of reducing our exposures in catastrophe-exposed areas. Our strategy regarding the amount of property catastrophe coverage purchased has changed based on our experience with the storms that occurred during 2005. Prior to 2006, our targeted exposure level was up to 10% of capital for any "one-in-250-year" event based on modeled probable losses. For 2006, we are also managing our portfolio of catastrophe exposures based on our gross exposed policy limits and probable loss factors from worst-case historical data. Using this method, we believe that our net probable maximum losses for a "one-in-250-year" event would be manageable under our current property catastrophe reinsurance and capital structure. No assurance can be given, however, as to what our actual losses would be from any such 2006 event.

Our reinsurance strategy for the casualty segment has also not changed significantly since 2003. We have purchased variable quota share reinsurance for general casualty business since December 2002. From December 2002 to March 2004, on policies with limits in excess of $25 million, we ceded 80% of up to $25 million part of $50 million of applicable policy limits while retaining the other $25 million (plus the remaining 20% of up to $25 million part of $50 million). From March 2004 to March 2005, we purchased additional quota share reinsurance equal to 10% of policies with limits of less than or equal to $25 million (or its currency equivalent), and ceded 85% of up to $25 million part of $50 million on a variable quota share basis. From March 2005 to March 2006, we ceded 12% of policies with limits less than or equal to $25 million (or its currency equivalent) and 85% of up to $25 million part of $50 million on a variable quota share basis. For the treaty period from March 2006 to March 2007, we will cede 12% of policies with limits less than or equal to $25 million (or its currency equivalent) and 95% of up to $25 million part of $50 million on a variable quota share basis. Effective March 1, 2006, we will also cede 20% of general casualty policies with limits less than or equal to $25 million written by our U.S. subsidiaries. Since 2003, we have also purchased a limited amount of facultative reinsurance for professional liability policies. We do not anticipate changing this strategy in 2006.

We purchase a limited amount of retrocession coverage for our reinsurance segment. From June 1, 2004 to December 31, 2005, we ceded approximately $10 million of accident and health reinsurance premiums on a quota share basis. We did not renew this treaty when it expired on June 1, 2006.

The availability and cost of reinsurance is subject to market conditions, which may be beyond our control. For example, capacity within the property reinsurance market is currently limited. If reinsurance capacity is available in the future, but only from reinsurers that do not meet our minimum financial strength requirements, then we may not be able to purchase the level of protection as we have in the past. Even if reinsurance capacity is available at past levels and from financially acceptable reinsurers, the contractual terms and conditions of such reinsurance could change in the future in ways that would make the reinsurance less financially attractive to us or that could restrict our ability to cede certain types of losses to reinsurers. If such changes occurred, we may choose to reduce our reinsurance purchasing and retain more risk, or we may have to reduce the original policy limits we write.

The absence of remaining limits also restricts the amount of losses we can recover from reinsurance. Based on our current estimate of losses related to Hurricane Katrina, we believe we have exhausted our $135 million of property catastrophe reinsurance protection with respect to this event.

We believe we have been successful in obtaining reinsurance protection, and our purchase of reinsurance has allowed us to form strong trading relationships with reinsurers. However, it is not certain that we will be able to obtain adequate protection at cost effective levels in the future. We therefore may not be able to successfully mitigate risk through reinsurance arrangements. Further, we are subject to credit risk with respect to our reinsurers because the ceding of risk to reinsurers does not relieve us of our liability to the clients or companies we insure or reinsure. Our failure to establish adequate reinsurance arrangements or the failure of existing reinsurance arrangements to protect us from overly concentrated risk exposure could adversely affect our financial condition and results of operations.

The following table illustrates our reinsurance recoverable as of December 31, 2005 and 2004:

	Reinsurance Recoverable	
	As of December 31,	
	2005	2004
	($ in millions)	
Ceded case reserves	$256.4	$ 63.9
Ceded IBNR reserves	459.9	195.3
Reinsurance recoverable	$716.3	$259.2

We remain obligated for amounts ceded in the event our reinsurers do not meet their obligations. Accordingly, we have evaluated the reinsurers that are providing reinsurance protection to us and will continue to monitor their credit ratings and financial stability. Approximately 94% of ceded case reserves as of December 31, 2005 were recoverable from reinsurers who had an A.M. Best rating of "A" or higher. We generally have the right to terminate our treaty reinsurance contracts at any time, upon prior written notice to the reinsurer, under specified circumstances, including the assignment to the reinsurer by A.M. Best of a financial strength rating of less than "A–"

Liquidity and Capital Resources

General

At the date of its incorporation, November 13, 2001, Allied World Assurance Company Holdings, Ltd was capitalized with shareholders' equity of $1,487.6 million. From inception to December 31, 2004, we reported total net income of $615 million. For the year ended December 31, 2005, we reported a loss of $159.8 million. On March 30, 2005 we declared a special one-time, cash dividend of $9.93 per common share, or $499.8 million in the aggregate.

Our capital management strategy is to preserve sufficient capital to support our financial ratings and future growth while maintaining conservative financial leverage and earnings coverage ratios.

Allied World Assurance Company Holdings, Ltd is a holding company and transacts no business of its own. The proceeds of all paid-in capital have been contributed by the holding company to its subsidiary companies. Cash flows to the holding company may comprise dividends, advances and loans from its subsidiary companies.

Restrictions and Specific Requirements

The jurisdictions in which our insurance subsidiaries are licensed to write business impose regulations requiring companies to maintain or meet various defined statutory ratios, including solvency and liquidity requirements. Some jurisdictions also place restrictions on the declaration and payment of dividends and other distributions. As of December 31, 2005, 2004 and 2003, the total combined minimum capital and surplus required to be held by our subsidiaries was $1,370.6 million, $1,503.7 million and $1,304.8 million, respectively, and, at these same dates, our subsidiaries held a total combined capital and surplus of $1,850.0 million, $2,038.1 million and $1,860.7 million, respectively.

Our insurance subsidiary in Bermuda, Allied World Assurance Company, Ltd, is neither licensed nor admitted as an insurer, nor is it accredited as a reinsurer, in any jurisdiction in the United States. As a result, it is required to post collateral security with respect to any reinsurance liabilities it assumes from ceding insurers domiciled in the United States in order for U.S. ceding companies to obtain credit on their U.S. statutory financial statements with respect to insurance liabilities ceded to them. Under applicable statutory provisions, the security arrangements may be in the form of letters of credit, reinsurance trusts maintained by trustees or funds-withheld arrangements where assets are held by the ceding company.

At this time, Allied World Assurance Company, Ltd uses trust accounts primarily to meet security requirements for inter-company and certain related-party reinsurance transactions. We also have cash and cash equivalents and investments on deposit with various state or government insurance departments or pledged in favor of ceding companies in order to comply with relevant insurance regulations. As of December 31, 2005, total trust account deposits were $683.7 million compared to $558.1 million at December 31, 2004 and $502.8 million at December 31, 2003. In addition, Allied World Assurance Company, Ltd has access to up to $900 million in letters of credit under secured letter of credit facilities with Citibank, N.A. and Barclays Bank, PLC. These facilities are used to provide security to reinsureds and are collateralized by us, at least to the extent of letters of credit outstanding at any given time. As of December 31, 2005, 2004, and 2003, there were outstanding letters of credit totaling $740.7 million, $340.0 million and $195.5 million, respectively, under the two facilities. Collateral committed to support the letter of credit facilities was $852.1 million at December 31, 2005 compared to $357.0 million and $225.7 million at December 31, 2004 and 2003, respectively.

Security arrangements with ceding insurers may subject our assets to security interests or require that a portion of our assets be pledged to, or otherwise held by, third parties. Both of our letter of credit facilities are fully collateralized by assets held in custodial accounts at Mellon Bank held for the benefit of Barclays Bank, PLC and Citibank, N.A. Although the investment income derived from our assets while held in trust accrues to our benefit, the investment of these assets is governed by the terms of the letter of credit facilities or the investment regulations of the state or territory of domicile of the ceding insurer, which may be more restrictive than the investment regulations applicable to us under Bermuda law. The restrictions may result in lower investment yields on these assets, which may adversely affect our profitability.

We believe that restrictions on liquidity resulting from restrictions on the payments of dividends by our subsidiary companies or from assets committed in trust accounts or to collateralize the letter of credit facilities are not of a size which will have a material impact on our ability to carry out our normal business activities.

Sources of Funds

Our sources of funds primarily consist of premium receipts net of commissions, investment income, our term loan and proceeds from sales and redemption of investments. Cash is used primarily to pay losses and loss expenses, reinsurance purchased, general and administrative expenses and taxes, with the remainder made available to our investment manager for investment in accordance with our investment policy.

Cash flows from operations for the year ended December 31, 2005 was $730.0 million compared to $1,068.9 million for the year ended December 31, 2004. The increase in losses paid (due to maturation of our business and losses paid on catastrophe claims) was the main source for the year-over-year decrease. Net loss payments made in the year ended December 31, 2005 were $430.1 million compared to $202.5 million for the year ended December 31, 2004. There was also a decline in net premium volume for 2005 compared to 2004. Cash flow from operations in the year ended December 31, 2004 was $1,068.9 million compared to $1,101.2 million in the year ended December 31, 2003. Net loss payments made in the year ended December 31, 2004 were $202.5 million compared to $98.8 million in the year ended December 31, 2003. These amounts represented 20.0% and 13.0%, respectively, of net losses incurred. Losses incurred on our long-tail business may not be paid for several years.

Investing cash flows consist primarily of proceeds on the sale of investments and payments for investments acquired. We used $747.5 million in net cash for investing activities during the year ended December 31, 2005 compared to $944.2 million during the year ended December 31, 2004. The decrease for 2005 reflected the lower level of cash from operations available to invest (as discussed above). We used $944.2 million in net cash for investing activities during 2004 compared to $1,123.0 million during 2003. We invested less in 2004 versus 2003 as we maintained a higher cash balance in order to pay catastrophe losses.

Financing cash flows during the year ended December 31, 2005 consisted of proceeds from borrowing $500 million through a term loan. This was offset by a distribution to our shareholders in the form of a one-time, special cash dividend equal to $499.8 million in the aggregate.

We expect that our operational needs for liquidity will be met by our balance of cash, funds generated from underwriting activities, investment income, proceeds from sales and maturities of our investment portfolio and proceeds from our initial public offering and senior notes offering. Over the next two years, we currently expect to pay approximately $380 million in claims related to Hurricanes Katrina, Rita and Wilma and approximately $80 million in claims relating to 2004 hurricanes and typhoons. In 2006, we anticipate that annual expenditures of approximately $15 million will be required for our information technology infrastructure and systems enhancements and $18 million will be required for leasehold improvements and furniture and fixtures for newly rented premises in Bermuda, San Francisco and Chicago. We expect our operating cash flows, together with our existing capital base, to be sufficient to meet these requirements and to operate our business. Our funds are primarily invested in liquid high-grade fixed income securities. As of December 31, 2005, including a high-yield bond fund, 98% of our fixed income portfolio consisted of investment grade securities compared to 98% as of December 31, 2004. As of December 31, 2005, net accumulated unrealized losses, net of income taxes, were $25.5 million reflecting the increase in interest rates from the end of 2004 through December 31, 2005. Net accumulated unrealized gains, net of income taxes, were $33.2 million as of December 31, 2004. The maturity distribution of our fixed income portfolio (on a market value basis) as of December 31, 2005 and December 31, 2004 was as follows:

	December 31	
	2005	2004
	($ in millions)	
Due in one year or less	$ 381.5	$ 219.5
Due after one year through five years	2,715.9	2,494.8
Due after five years through ten years	228.6	325.0
Due after ten years	2.1	58.6
Mortgage-backed	846.1	579.2
Asset-backed	216.2	226.6
Total	$4,390.4	$3,903.7

We do not believe that inflation has had a material effect on our consolidated results of operations. The potential exists, after a catastrophe loss, for the development of inflationary pressures in a local economy. The effects of inflation are considered implicitly in pricing. Loss reserves are established to recognize likely loss settlements at the date payment is made. Those reserves inherently recognize the effects of inflation. The actual effects of inflation on our results cannot be accurately known, however, until claims are ultimately resolved.

Long-Term Debt

On March 30, 2005, we borrowed $500 million under a credit agreement, dated as of that date, by and among the company, Bank of America, N. A., as administrative agent, Wachovia Bank, National Association, as syndication agent, and a syndicate of other banks. The loan carried a floating rate of interest which was based on the Federal Funds Rate, prime rate or LIBOR plus an applicable margin, and had a final maturity on March 30, 2012. The applicable margin was determined by our most recently announced A.M. Best financial strength rating: at A+ or better, the applicable margin was 0.50%; at A, 0.60%, and at A− or lower, 0.75%. Through December 31, 2005, the loan carried an average floating rate of 4.04%.

The credit agreement contained various covenants, including limitations on future indebtedness, future liens, fundamental changes and certain transactions with affiliates. In addition, the credit agreement also stipulated that we maintain (A) a minimum amount of consolidated shareholders' equity equal to or greater than the sum of $1,145 million, plus (1) an amount equal to 50% of consolidated net income earned in each full fiscal quarter ending on or after March 31, 2005 (with no deduction for a net loss in any such fiscal quarter), plus (2) an amount equal to 50% of the aggregate net cash proceeds from equity issuances made after December 31, 2004, (B) a debt to total capital ratio of not greater than 0.35 to 1 and (C) a financial strength rating by A.M. Best of any material insurance subsidiary of A− or higher. At December 31, 2005 we were in compliance with all material covenants contained in the credit agreement.

On April 21, 2005, we entered into certain interest rate swaps in order to fix the interest cost of the $500 million floating rate borrowing. The swaps were arranged in three tranches, corresponding to anticipated prepayments of the loan:

Term and Amount	Fixed Rate	Counterparty
2 years $100,000,000	3.98%	Bank of America
3 years $200,000,000	4.11%	Wachovia Bank
5 years $200,000,000	4.38%	Barclays Bank

In each case, we paid the fixed rate of interest and received 90-day LIBOR. On January 31, 2006, these swaps were terminated with an effective date of June 30, 2006.

As of July 26, 2006, this debt was fully repaid using a portion of the net proceeds from our initial public offering, the exercise in full by the underwriters of their over-allotment option and an approximately $500 million senior notes offering.

Letter of Credit Facilities

In September 2002, Allied World Assurance Company, Ltd entered into an agreement with Citibank, N.A., under which Citibank agreed to provide Allied World Assurance Company, Ltd with letters of credit. This letter of credit facility currently provides letters of credit with a total face amount of up to $650 million. The facility is 100% secured by fixed income securities in a custodial account with Mellon Bank, N.A. Allied World Assurance Company, Ltd pays a letter of credit fee on the outstanding face amounts of the letters of credit based on the type of collateral provided. A fee of 0.25% is charged on securities held as collateral and issued by the U.S. government or its agencies (whose debt obligations are fully and explicitly guaranteed as to the timely payment of principal and interest by the full faith and credit of the U.S. government) or the central government of an OECD (Organisation for Economic Cooperation and Development) country, in each case rated AA or AA equivalent or better. A fee of 0.275% is charged on securities held as collateral and issued by corporations or U.S. government agencies, in each case rated AAA. As of December 31, 2005 and 2004, $492.2 million and $216.0 million, respectively, was outstanding on this facility.

In December 2003, Allied World Assurance Company, Ltd became party to a credit agreement with Barclays Bank, PLC, which was amended in January 2005 and December 2005, and provides for a $250 million standby letter of credit issuance facility to support Allied World Assurance Company, Ltd's reinsurance business in the United States. The facility is secured by financial assets in a custodial account with Mellon Bank, N.A. Under the agreement, Barclays will issue standby letters of credit from time to time upon the request and for the account of Allied World Assurance Company, Ltd.

Allied World Assurance Company, Ltd pays a letter of credit fee with respect to each letter of credit on each day from and including the issuance date until the date the letter of credit is fully drawn, cancelled or expired equal to 0.24% annually multiplied by the aggregate outstanding face amount of the letter of credit at the close of business on the particular day. During the continuance of any default, the letter of credit fee rate will be increased to 2% annually. Allied World Assurance Company, Ltd also pays other customary fees and expenses.

Allied World Assurance Company, Ltd can permanently reduce the aggregate letter of credit facility commitment, in whole or in part, in a minimum aggregate amount of the lesser of (1) $25 million (or any integral multiple of $5 million in excess thereof) or (2) the total amount of the unused aggregate letter of credit facility commitment upon at least three business days written notice to Barclays, except that the aggregate letter of credit facility commitment may not be reduced below the aggregate amount of the outstanding obligations. As of December 31, 2005 and 2004, $248.5 million and $124.0 million, respectively, was outstanding on this facility.

Aggregate Contractual Obligations

The following table shows our aggregate contractual obligations by time period remaining to due date as of December 31, 2005:

	Payment Due by Period				
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
			($ in millions)		
Contractual Obligations					
Long-term debt	$ 661.9	$ 27.6	$ 57.9	$153.4	$ 423.0
Operating lease obligations	63.1	3.2	9.6	8.7	41.6
Gross reserve for losses and loss expenses	3,405.4	1,156.7	816.7	393.8	1,038.2
Total	$4,130.4	$1,187.5	$884.2	$555.9	$1,502.8

The amounts included for the long-term debt use estimated LIBOR rates plus applicable margins in order to calculate the interest portion of future obligations. There is a risk that amounts actually paid will differ from those disclosed.

The amounts included for reserve for losses and loss expenses reflect the estimated timing of expected loss payments on known claims and anticipated future claims. Both the amount and timing of cash flows are uncertain and do not have contractual payout terms. For a discussion of these uncertainties, refer to "— Critical Accounting Policies — Reserve for Losses and Loss Expenses." Due to the inherent uncertainty in the process of estimating the timing of these payments, there is a risk that the amounts paid in any period will differ significantly from those disclosed. Total estimated obligations will be funded by existing cash and investments.

Off-Balance Sheet Arrangements

As of December 31, 2005, we do not have any off-balance sheet arrangements.

Quantitative and Qualitative Information About Market Risk

We believe that we are principally exposed to three types of market risk: interest rate risk, credit risk and currency risk.

The fixed income securities in our investment portfolio are subject to interest rate risk. Any change in interest rates has a direct effect on the market values of fixed income securities. As interest rates rise, the market values fall, and vice versa. We estimate that an immediate adverse parallel shift in the U.S. Treasury yield curve of 100 basis points would cause an aggregate decrease in the market value of our investment portfolio (excluding cash and cash equivalents) of approximately $104.4 million, or 2.2%, on our portfolio valued at approximately $4.7 billion at December 31, 2005. This is illustrated in the following table:

	Interest Rate Shift in Basis Points				
	−100	−50	0	+50	+100
			($ in millions)		
Total market value	$4,791.9	$4,739.7	$4,687.4	$4,635.3	$4,662.4
Market value change from base	104.4	52.2	0	(52.2)	(104.4)
Change in unrealized appreciation	104.4	52.2	0	(52.2)	(104.4)

As a holder of fixed income securities, we also have exposure to credit risk. In an effort to minimize this risk, our investment guidelines have been defined to ensure that the assets held are well diversified and are primarily high-quality securities. At December 31, 2005, approximately 98% of our fixed income investments (which includes individually held securities and securities held in a high-yield bond fund) consisted of investment grade securities. We were not exposed to any significant concentrations of credit risk.

As of December 31, 2005, we held $846.1 million, or 17.3%, of our aggregate invested assets in mortgage-backed securities. These assets are exposed to prepayment risk, which occurs when holders of individual mortgages increase the frequency with which they prepay the outstanding principal before the maturity date to refinance at a lower interest rate cost. Given the proportion that these securities comprise of the overall portfolio, and the current interest rate environment, prepayment risk is not considered significant at this time.

As of December 31, 2005, we have invested $200 million in four hedge funds, the market value of which was $215.1 million. Investments in hedge funds involve certain risks related to, among other things, the illiquid nature of the fund shares, the limited operating history of the fund, as well as risks associated with the strategies employed by the managers of the funds. The funds' objectives are generally to seek attractive long-term returns with lower volatility by investing in a range of diversified investment strategies. As our reserves and capital continue to build, we may consider additional investments in these or other alternative investments.

The U.S. dollar is our reporting currency and the functional currency of all of our operating subsidiaries. We enter into insurance and reinsurance contracts where the premiums receivable and losses payable are denominated in currencies other than the U.S. dollar. In addition, we maintain a portion of our investments and liabilities in currencies other than the U.S. dollar, primarily Euro, British Sterling and the Canadian dollar. Assets in non-U.S. currencies are generally converted into U.S. dollars at the time of receipt. When we incur a liability in a non-U.S. currency, we carry such liability on our books in the original currency. These liabilities are converted from the non-U.S. currency to U.S. dollars at the time of payment. As a result, we have an exposure to foreign currency risk resulting from fluctuations in exchange rates.

As of December 31, 2005, 1.7% of our aggregate invested assets were denominated in currencies other than the U.S. dollar compared to 2.0% as at December 31, 2004. Of our business written in the year ended December 31, 2005, approximately 15% was written in currencies other than the U.S. dollar compared to approximately 17% and 13% for years ended December 31, 2004 and 2003, respectively. At December 31, 2003, we did not have any material exposure to fluctuations in exchange rates. Consequently, we did not hedge our foreign currency exposure. With the increasing exposure from our expansion in Europe, we developed a hedging strategy during 2004 in order to minimize the potential loss of value caused by currency fluctuations. Thus, a hedging program was implemented in the second quarter of 2004 using foreign currency forward contract derivatives that expire in 90 days.

Our foreign exchange gains and losses for the years ended December 31, 2005, 2004 and 2003 are set forth in the chart below. The total foreign exchange gains in 2003 related to increasing exposures from our expansion in Europe and the strengthening of the Euro against the U.S. dollar. The decrease in the net absolute values after 2004 reflect the hedging strategy put in place during that year.

	Year Ended December 31,		
	2005	2004	2003
	($ in millions)		
Realized exchange (losses) gains	$(0.2)	$ 1.6	$1.2
Unrealized exchange (losses) gains	(2.0)	(1.3)	3.7
Foreign exchange (losses) gains	$(2.2)	$ 0.3	$4.9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Allied World Assurance Company Holdings, Ltd (formerly
Allied World Assurance Holdings, Ltd)

We have audited the accompanying consolidated balance sheets of Allied World Assurance Company Holdings, Ltd (formerly Allied World Assurance Holdings, Ltd) and subsidiaries (the "Company") as of December 31, 2005 and 2004, and the related consolidated statements of operations and comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Allied World Assurance Company Holdings, Ltd and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche

Hamilton, Bermuda
March 2, 2006 (July 7, 2006 as to Note 15)

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

CONSOLIDATED BALANCE SHEETS
as of December 31, 2005 and 2004
(Expressed in thousands of United States dollars, except share and per share amounts)

	2005	2004
ASSETS:		
Fixed maturity investments available for sale at fair value (amortized cost: 2005: $4,442,040; 2004: $3,890,759)	$4,390,457	$3,903,710
Other invested assets available for sale, at fair value (cost: 2005: $270,138; 2004: $162,587)	296,990	184,222
Cash and cash equivalents	172,379	190,738
Restricted cash	41,788	10,074
Securities lending collateral	456,792	—
Insurance balances receivable	218,044	209,209
Prepaid reinsurance	140,599	145,026
Reinsurance recoverable	716,333	259,171
Accrued investment income	48,983	39,433
Deferred acquisition costs	94,557	102,985
Intangible assets	3,920	3,920
Balances receivable on sale of investments	3,633	—
Income tax assets	8,516	7,337
Other assets	17,501	16,327
Total assets	$6,610,492	$5,072,152
LIABILITIES:		
Reserve for losses and loss expenses	$3,405,353	$2,037,124
Unearned premiums	740,091	795,338
Unearned ceding commissions	27,465	30,151
Reinsurance balances payable	28,567	54,466
Securities lending payable	456,792	—
Long term debt	500,000	—
Accounts payable and accrued liabilities	31,958	16,552
Total liabilities	5,190,226	2,933,631
SHAREHOLDERS' EQUITY:		
Common shares, par value $0.03 per share, issued and outstanding 2005 and 2004: 50,162,842 shares	1,505	1,505
Additional paid-in capital	1,488,860	1,488,860
(Accumulated deficit) retained earnings	(44,591)	614,985
Accumulated other comprehensive (loss) income: net unrealized (losses) gains on investments, net of tax	(25,508)	33,171
Total shareholders' equity	1,420,266	2,138,521
Total liabilities and shareholders' equity	$6,610,492	$5,072,152

See accompanying notes to the consolidated financial statements.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
for the Years Ended December 31, 2005, 2004 and 2003
(Expressed in thousands of United States dollars, except share and per share amounts)

	2005	2004	2003
REVENUES:			
Gross premiums written	$ 1,560,326	$ 1,707,992	$ 1,573,663
Premiums ceded	(338,375)	(335,332)	(227,137)
Net premiums written	1,221,951	1,372,660	1,346,526
Change in unearned premiums	49,560	(47,203)	(179,320)
Net premiums earned	1,271,511	1,325,457	1,167,206
Net investment income	178,560	128,985	100,972
Net realized investment (losses) gains	(10,223)	10,791	13,413
	1,439,848	1,465,233	1,281,591
EXPENSES:			
Net losses and loss expenses	1,344,600	1,013,354	762,067
Acquisition costs	143,427	170,874	162,575
General and administrative expenses	94,270	86,338	66,549
Interest expense	15,615	—	—
Foreign exchange loss (gain)	2,156	(326)	(4,855)
	1,600,068	1,270,240	986,336
(Loss) Income before income taxes	(160,220)	194,993	295,255
Income tax (recovery) expense	(444)	(2,180)	6,894
NET (LOSS) INCOME	(159,776)	197,173	288,361
Other comprehensive (loss) income			
Unrealized (losses) gains on investments arising during the year net of applicable deferred income tax recovery (expense) 2005: $838; 2004: $79; 2003: $(161)	(68,902)	(26,965)	21,791
Reclassification adjustment for net realized losses (gains) included in net income	10,223	(10,791)	(13,413)
Other comprehensive (loss) income	(58,679)	(37,756)	8,378
COMPREHENSIVE (LOSS) INCOME	$ (218,455)	$ 159,417	$ 296,739
PER SHARE DATA			
Basic (loss) earnings per share	$ (3.19)	$ 3.93	$ 5.75
Diluted (loss) earnings per share	$ (3.19)	$ 3.83	$ 5.66
Weighted average common shares outstanding	50,162,842	50,162,842	50,162,842
Weighted average common shares and common share equivalents outstanding	50,162,842	51,425,389	50,969,715

See accompanying notes to the consolidated financial statements.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
for the Years Ended December 31, 2005, 2004 and 2003
(Expressed in thousands of United States dollars)

	Share Capital	Additional Paid-in Capital	Accumulated Other Comprehensive (Loss) Income	(Accumulated Deficit) Retained Earnings	Total
December 31, 2002	$1,505	$1,488,860	$ 62,549	$ 129,451	$1,682,365
Net income	—	—	—	288,361	288,361
Other comprehensive income	—	—	8,378	—	8,378
December 31, 2003	1,505	1,488,860	70,927	417,812	1,979,104
Net income	—	—	—	197,173	197,173
Other comprehensive loss	—	—	(37,756)	—	(37,756)
December 31, 2004	1,505	1,488,860	33,171	614,985	2,138,521
Net loss	—	—	—	(159,776)	(159,776)
Dividends	—	—	—	(499,800)	(499,800)
Other comprehensive loss	—	—	(58,679)	—	(58,679)
December 31, 2005	$1,505	$1,488,860	$(25,508)	$ (44,591)	$1,420,266

See accompanying notes to the consolidated financial statements.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the Years Ended December 31, 2005, 2004 and 2003
(Expressed in thousands of United States dollars)

	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net (loss) income	$ (159,776)	$ 197,173	$ 288,361
Adjustments to reconcile net (loss) income to cash provided by operating activities:			
Net realized losses (gains) on sales of investments	10,223	(10,791)	(13,413)
Amortization of premiums net of accrual of discounts on fixed maturities	38,957	49,989	44,156
Deferred income taxes	1,271	(2,790)	(1,522)
Warrant compensation expense	2,373	1,995	1,817
Restricted stock unit expense	706	566	—
Debt issuance expense	333	—	—
Cash settlements on interest rate swaps	(2,107)	—	—
Mark to market on interest rate swaps	6,896	—	—
Changes in assets and liabilities:			
Insurance balances receivable	(8,835)	(42,511)	(42,896)
Prepaid reinsurance	4,427	(22,682)	(70,381)
Reinsurance recoverable	(457,162)	(165,328)	(83,281)
Accrued investment income	(9,550)	(8,382)	(10,734)
Deferred acquisition costs	8,428	6,015	(41,824)
Income tax assets	(1,179)	(4,666)	(745)
Other assets	(1,758)	7,091	(319)
Reserve for losses and loss expenses	1,368,229	978,471	748,145
Unearned premiums	(55,247)	69,885	249,703
Unearned ceding commissions	(2,686)	7,082	14,430
Reinsurance balances payable	(25,899)	12,736	14,321
Accounts payable and accrued liabilities	12,327	(4,937)	5,371
Net cash provided by operating activities	729,971	1,068,916	1,101,189
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of fixed maturity investments	(3,892,355)	(3,565,098)	(3,238,315)
Purchases of other invested assets	(114,576)	(100,667)	(3,590)
Sales of fixed maturity investments	3,288,257	2,670,600	2,118,203
Sales of other invested assets	2,879	20,000	—
Change in restricted cash	(31,714)	30,934	711
Net cash used in investing activities	(747,509)	(944,231)	(1,122,991)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Dividends paid	(499,800)	—	—
Proceeds from long term debt	500,000	—	—
Debt issuance costs paid	(1,021)	—	—
Net cash used in financing activities	(821)	—	—
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(18,359)	124,685	(21,802)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	190,738	66,053	87,855
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 172,379	$ 190,738	$ 66,053
Supplemental disclosure of cash flow information:			
— Cash paid for income taxes	$ 313	$ 4,537	$ 8,430
— Cash paid for interest expense	15,399	—	—
— Change in balance receivable on sale of investments	(3,633)	6,932	(4,541)
— Change in balance payable on purchase of investments	—	(2,101)	(41,803)

See accompanying notes to the consolidated financial statements.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS for the Years Ended December 31, 2005, 2004 and 2003 (Expressed in thousands of United States dollars)

1. GENERAL

Allied World Assurance Company Holdings, Ltd ("Holdings") (formerly known as Allied World Assurance Holdings, Ltd) was incorporated in Bermuda on November 13, 2001. Holdings, through its wholly-owned subsidiaries (collectively the "Company"), provides property and casualty insurance and reinsurance on a worldwide basis.

On November 13, 2001, Holdings completed the incorporation of Allied World Assurance Company, Ltd ("AWAC") under the laws of Bermuda. AWAC began operations on November 21, 2001 as a registered Class 4 Bermuda insurance and reinsurance company and is subject to regulation and supervision in Bermuda under the Insurance Act 1978 of Bermuda and related regulations, as amended.

On July 18, 2003, Holdings, through its wholly-owned subsidiary Allied World Assurance Holdings (Ireland) Ltd, completed the incorporation of Allied World Assurance Company (Reinsurance) Limited ("AWAC Re") under the laws of Ireland. AWAC Re is an admitted reinsurer within the European Union operating on a freedom of services basis, and maintains a licensed branch office within the United Kingdom. As reinsurance is not currently regulated in Ireland, AWAC Re and its branch are regulated by the Financial Services Authority in the United Kingdom.

On September 25, 2002, Holdings, through its wholly-owned subsidiary Allied World Assurance Holdings (Ireland) Ltd, completed the incorporation of Allied World Assurance Company (Europe) Limited ("AWAC Europe") under the laws of Ireland. AWAC Europe is an admitted insurer within the European Union, operating on a freedom of services basis. A branch of AWAC Europe has been licensed by the local regulators to transact business within the United Kingdom. AWAC Europe is regulated by the Irish Financial Services Regulatory Authority in Ireland.

On July 15, 2002, Holdings, through its wholly-owned subsidiary Allied World Assurance Holdings (Ireland) Ltd, completed the acquisition of Newmarket Underwriters Insurance Company ("NUIC") and Commercial Underwriters Insurance Company ("CUIC") from Swiss Reinsurance American Corporation. The two companies are authorized to write excess and surplus lines insurance in 50 states of the United States of America.

These purchases of 100% of the voting stock of the two companies have been accounted for under the purchase method of accounting. No goodwill arose on the purchase of NUIC and CUIC as they were bought for a price of $65,394 that was equal to the fair value of their assets (fixed income securities $61,170, cash $304, and licenses $3,920) at the time of purchase. NUIC and CUIC had no liabilities at the time of purchase as all liabilities existing prior to the purchase were assumed by the sellers. Income from the acquired companies is first reflected in the 2002 net income as of the date of purchase. After the acquisition, CUIC changed its name to Allied World Assurance Company (U.S.) Inc.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant estimates reflected in the Company's financial statements include, but are not limited to:

- The premium estimates for certain reinsurance agreements;
- Recoverability of deferred acquisition costs;

2. SIGNIFICANT ACCOUNTING POLICIES — (Continued)

- The reserve for outstanding losses and loss expenses;
- Valuation of ceded reinsurance recoverables; and
- Determination of other-than-temporary impairment of investments.

Intercompany accounts and transactions have been eliminated on consolidation, and all entities meeting consolidation requirements have been included in the consolidation. Certain reclassifications have been made to prior years' amounts to conform to the current year's presentation.

The significant accounting policies are as follows:

a) Premiums and Acquisition Costs

Premiums are recognized as written on the inception date of the policy. For certain types of business written by the Company, notably reinsurance, premium income may not be known at the policy inception date. In the case of proportional treaties assumed by the Company, the underwriter makes an estimate of premium income at inception. The underwriter's estimate is based on statistical data provided by reinsureds and the underwriter's judgment and experience. Such estimations are refined over the reporting period of each treaty as actual written premium information is reported by ceding companies and intermediaries. Other insurance and reinsurance policies can require that the premium be adjusted at the expiry of the policy to reflect the risk assumed by the Company. Premiums resulting from such adjustments are estimated and accrued based on available information.

Premiums are earned over the period of policy coverage in proportion to the risks to which they relate. Premiums relating to the unexpired periods of coverage are carried in the consolidated balance sheet as unearned premiums.

Where contract terms require the reinstatement of coverage after a ceding company's loss, the mandatory reinstatement premiums are calculated in accordance with the contract terms based upon the losses incurred in the period.

Acquisition costs, primarily brokerage and insurance taxes, are incurred in the acquisition of new and renewal business and are expensed as the premiums to which they relate are earned. Acquisition costs relating to unearned premiums are deferred and carried in the balance sheet as an asset, and are amortized over the life of the policy. Anticipated losses and loss expenses, other costs and investment income related to these unearned premiums are considered in determining the recoverability or deficiency of deferred acquisition costs. If it is determined that deferred acquisition costs are not recoverable they are expensed. Further analysis is performed to determine if a liability is required to provide for losses which may exceed the related unearned premiums.

b) Reserve for Losses and Loss Expenses

The reserve for losses and loss expenses comprises two main elements: outstanding loss reserves ("OSLR", also known as "case reserves") and reserves for losses incurred but not reported ("IBNR"). OSLR relate to known claims and represent management's best estimate of the likely loss settlement, including claim settlement expenses. IBNR reserves require substantial judgment since they relate to unknown events or unquantified events which, based on reported and industry information, management's experience and actuarial evaluation, can reasonably be expected to have occurred and are reasonably likely to result in a loss to the Company. IBNR also includes a provision for the development of losses which are known to have occurred, but for which a specific amount has not yet been reported.

The reserve for IBNR is estimated by management for each line of business based on various factors, including underwriters' expectations about loss experience, actuarial analysis, comparisons with the results of industry

2. SIGNIFICANT ACCOUNTING POLICIES — (Continued)

b) Reserve for Losses and Loss Expenses — (Continued)

benchmarks and loss experience to date. The Company's actuaries employ generally accepted actuarial methodologies to determine estimated ultimate loss reserves.

While management believes that the reserves for OSLR and IBNR are sufficient to cover losses assumed by the Company there can be no assurance that losses will not deviate from the Company's reserves, possibly by material amounts. The methodology of estimating loss reserves is periodically reviewed to ensure that the assumptions made continue to be appropriate. The Company records any changes in its loss reserve estimates and the related reinsurance recoverables in the periods in which they are determined.

c) Reinsurance

In the ordinary course of business, the Company uses both treaty and facultative reinsurance to minimize its net loss exposure to any one catastrophic loss event or to an accumulation of losses from a number of smaller events. Reinsurance premiums ceded are expensed, and any commissions recorded thereon are earned over the period the reinsurance coverage is provided in proportion to the risks to which they relate. Prepaid reinsurance and reinsurance recoverable include the balances due from those reinsurance companies under the terms of the Company's reinsurance agreements for ceded unearned premiums, paid and unpaid losses and loss reserves. Amounts recoverable from reinsurers are estimated in a manner consistent with the estimated claim liability associated with the reinsured policy.

The Company determines the portion of the IBNR liability that will be recoverable under its reinsurance policies by reference to the terms of the reinsurance protection purchased. This determination is necessarily based on the estimate of IBNR and, accordingly, is subject to the same uncertainties as the estimate of IBNR.

The Company remains liable to the extent that its reinsurers do not meet their obligations under these agreements, and the Company therefore regularly evaluates the financial condition of its reinsurers and monitors concentration of credit risk. No provision has been made for unrecoverable reinsurance as of December 31, 2005 and 2004, as the Company believes that all reinsurance balances will be recovered.

d) Investments

Fixed maturity investments are classified as available for sale and carried at fair value, based on quoted market prices, with the difference between amortized cost and fair value, net of the effect of taxes, included as a separate component of accumulated other comprehensive income.

Other invested assets available for sale include the Company's holdings in three hedge funds and a global high yield bond fund, which are carried at fair value, based on quoted market price or net asset values provided by their respective fund managers. The difference between cost and fair value is included, net of tax, as a separate component of accumulated other comprehensive income.

Also included in other invested assets available for sale are the investments held by a hedge fund in which AWAC is the sole investor. In accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 46(R), "Consolidation of Variable Interest Entities" ("FIN 46(R)"), this hedge fund has been fully consolidated within the Company's results. The hedge fund is a fund of hedge funds and as such, investments held by the fund are carried at fair value based on quoted market price or net asset values as provided by the respective hedge fund managers. The difference between cost and fair value is included as a separate component of accumulated other comprehensive income.

2. SIGNIFICANT ACCOUNTING POLICIES — (Continued)

d) Investments — (Continued)

The Company has utilized financial futures contracts for the purpose of managing investment portfolio duration. Futures contracts are not recognized as assets or liabilities as they settle daily. The daily changes in the market value of futures have been included in net realized gains or losses on investments.

Investments are recorded on a trade date basis. Investment income is recognized when earned and includes the accrual of discount or amortization of premium on fixed maturity investments, using the effective yield method. Realized gains and losses on the disposition of investments, which are based upon specific identification of the cost of investments, are reflected in the consolidated statements of operations. For mortgage backed and asset backed securities, and any other holdings for which there is a prepayment risk, prepayment assumptions are evaluated and revised on a regular basis. Revised prepayment assumptions are applied to securities on a retrospective basis to the date of acquisition. Adjustments to amortized cost required due to the change in effective yields and maturities are recognized in investment income at the time of the revision.

The Company regularly reviews the carrying value of its investments to determine if a decline in value is considered other than temporary. This review involves consideration of several factors including (i) the significance of the decline in value and the resulting unrealized loss position, (ii) the time period for which there has been a significant decline in value, (iii) an analysis of the issuer of the investment, including its liquidity, business prospects and overall financial position, and (iv) the Company's intent and ability to hold the investment for a sufficient period of time for the value to recover. The identification of potentially impaired investments involves significant management judgment which includes the determination of their fair value and the assessment of whether any decline in value is other than temporary. If the decline in value is determined to be other than temporary, then the Company records a realized loss in the statement of operations in the period that it is determined.

e) Translation of Foreign Currencies

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rates in effect on the balance sheet date. Foreign currency revenues and expenses are translated at the average exchange rates prevailing during the period. Exchange gains and losses, including those arising from forward exchange contracts, are included in the determination of net income. The Company's functional currency and that of its operating subsidiaries is the U.S. dollar, since it is the single largest currency in which the Company transacts its business and holds its invested assets.

f) Cash and Cash Equivalents

Cash and cash equivalents include amounts held in banks, time deposits, commercial paper and U.S. Treasury Bills with maturities of less than three months from the date of purchase.

g) Income Taxes

Certain subsidiaries of the Company operate in jurisdictions where they are subject to income taxation. Current and deferred income taxes are charged or credited to operations, or "accumulated other comprehensive income" in certain cases, based upon enacted tax laws and rates applicable in the relevant jurisdiction in the period in which the tax becomes payable. Deferred income taxes are provided for all temporary differences between the bases of assets and liabilities used in the financial statements and those used in the various jurisdictional tax returns.

(Expressed in thousands of United States dollars)

2. SIGNIFICANT ACCOUNTING POLICIES — (Continued)

h) Employee Warrant Compensation Plan

The Company accounts for warrant compensation in accordance with Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees". APB 25 applies to the Holdings' employee warrant plan as the amount of Company shares received as compensation through the issuance of the warrants is determined by reference to the value of the shares. Compensation expense for warrants granted to employees is recorded over the warrant vesting period and is based on the difference between the exercise price of the warrants, and the current book value of the Company. Due to the provisions of the Company's warrant compensation plan, the same liability would arise under the revised Statement of Financial Accounting Standards ("FAS") No. 123(R) "Share Based Payment" ("FAS 123(R)"). The Company has adopted FAS 123(R)using the modified prospective method for the fiscal year beginning January 1, 2006.

i) Restricted Stock Units

The Company has granted Restricted Stock Units ("RSUs") to certain employees. These RSUs vest in the fourth year from the date of the original grant. The Company accounts for the RSU compensation in accordance with APB 25. The compensation expense for the RSUs is based on the book value of the Company and is recognized over the four year vesting period. Due to the provisions of the Company's RSU plan, the same liability would arise under the revised statement of FAS 123(R).

j) Intangible Assets

Intangible assets consist of insurance licenses with indefinite lives held by subsidiaries domiciled in the United States of America. In accordance with FAS No. 142 "Goodwill and Other Intangible Assets", the Company does not amortize the licenses but evaluates and compares the fair value of the assets to their carrying values on an annual basis or more frequently if circumstances warrant. If, as a result of the evaluation, the Company determines that the value of the licenses is impaired, then the value of the assets will be written-down in the period in which the determination of the impairment is made. Neither the Company's initial valuation nor its subsequent valuations has indicated any impairment of the value of these licenses.

k) Derivative Instruments

FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133") requires the recognition of all derivative financial instruments as either assets or liabilities in the consolidated balance sheets and measurement of those instruments at fair value. The accounting for gains and losses associated with changes in the fair value of a derivative and the effect on the consolidated financial statements depends on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair value of the asset or liability hedged.

The Company uses currency forward contracts to manage currency exposure. The U.S. dollar is the Company's reporting currency and the functional currency of its operating subsidiaries. The Company enters into insurance and reinsurance contracts, however, where the premiums receivable and losses payable are denominated in currencies other than the U.S. dollar. In addition, the Company maintains a portion of its investments and liabilities in currencies other than the U.S. dollar, primarily the Canadian dollar, Euro and British Sterling. For liabilities incurred in currencies other than the aforementioned ones, U.S. dollars are converted to the currency of the loss at the time of claims payment. As a result, the Company has an exposure to foreign currency risk resulting from fluctuations in exchange rates. The Company has developed a hedging strategy using currency forward contracts to minimize the potential loss of value caused by currency fluctuations. In accordance with FAS 133, these currency forward contracts are not designated as hedges, and accordingly are carried at fair value on the consolidated balance

2. SIGNIFICANT ACCOUNTING POLICIES — (Continued)

k) Derivative Instruments — (Continued)

sheets as a part of other assets or accrued liabilities, with the corresponding realized and unrealized gains and losses included in realized gains and losses in the consolidated statements of operations.

The Company has entered into interest rate swaps in order to reduce the impact of fluctuating interest rates on its unsecured loan facility and related overall cost of borrowing. The interest rate swap agreements involve the periodic exchange of fixed interest payments against floating interest rate payments without the exchange of the notional principal amount upon which the payments are based. In accordance with FAS 133, based on the terms of the swaps and the loan facility, these interest rate swaps are not designated as hedges. The swaps are carried at fair value on the consolidated balance sheets included in other assets or accrued liabilities, with the corresponding changes in fair value included in the realized gains and losses in the consolidated statements of operations. Net payments made or received under the swap agreements are included in net realized investment losses or gains in the consolidated statements of operations.

l) Securities Lending

The Company has initiated a securities lending program whereby the Company's securities, which are included in fixed maturity investments available for sale, are loaned to third parties, primarily brokerage firms, for a short period of time through a lending agent. The Company maintains control over the securities it lends, retains the earnings and cash flows associated with the loaned securities, and receives a fee from the borrower for the temporary use of the securities. Collateral in the form of cash is required at a minimum rate of 102% of the market value of the loaned securities and is monitored and maintained by the lending agent.

In accordance with FAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("FAS 140"), since the Company maintains effective control of the securities it lends, a financial-components approach has been adopted in the accounting treatment of the program. The securities on loan remain included in fixed maturity investments available for sale on the consolidated balance sheets. The collateral received under the program is included in the assets on the consolidated balance sheets as securities lending collateral. The offset to this asset is a corresponding liability (securities lending payable) representing the amount of collateral to be returned once securities are no longer on loan. Income earned under the program is included in investment income in the consolidated statements of operations.

m) Earnings Per Share

Basic earnings per share is defined as net income available to common shareholders divided by the weighted average number of common shares outstanding for the period, giving no effect to dilutive securities. Diluted earnings per share is defined as net income available to common shareholders divided by the weighted average number of common and common share equivalents outstanding calculated using the treasury stock method for all potentially dilutive securities, including share warrants and restricted stock units. When the effect of dilutive securities would be anti-dilutive, these securities are excluded from the calculation of diluted earnings per share.

n) New Accounting Pronouncements

In December 2004, the FASB issued FAS 123(R). This statement requires compensation costs related to share-based payment transactions to be recognized in the financial statements. The amount of compensation costs will be measured based on the grant-date fair value of the awards issued and will be recognized over the period that an employee provides services in exchange for the award or the requisite service or vesting period. FAS 123(R) is effective for the first interim or annual reporting period beginning after June 15, 2005 and may not be applied retroactively to prior years' financial statements. As the current equity-based compensation plans are based on book

(Expressed in thousands of United States dollars)

2. SIGNIFICANT ACCOUNTING POLICIES — (Continued)

n) New Accounting Pronouncements — (Continued)

value, the Company believes that the adoption of FAS 123(R) will not have a material impact on its consolidated financial statements. The Company has adopted FAS 123(R) using the modified prospective method for the fiscal year beginning January 1, 2006.

In June 2005, the FASB directed its staff to issue the proposed FASB Staff Position ("FSP") Emerging Issues Task Force ("EITF") Issue 03-1 as final and retitled it as FSP FAS 115-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments". It replaces existing guidance in EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments", and clarifies that an impairment should be recognized as a loss no later than when the impairment is deemed other-than-temporary, even if the decision to sell the investment has not been made. FSP FAS 115-1 is effective for other-than-temporary impairment analysis conducted in periods beginning after December 15, 2005. The Company believes that its current policy on the recognition of other-than-temporary impairments substantially complies with FSP FAS 115-1, and therefore the adoption of this standard is not expected to have a significant impact on the net income or equity of the Company.

3. INVESTMENTS

a) The amortized cost, gross unrealized gains, gross unrealized losses and fair value of fixed maturity investments available for sale by category as of December 31, 2005 and 2004 are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2005				
U.S. Government and Government agencies	$2,351,081	$ 164	$(42,843)	$2,308,402
Non U.S. Government and Government agencies	80,359	5,583	(1,955)	83,987
Corporate	945,882	556	(10,673)	935,765
Mortgage backed	847,339	3,737	(4,969)	846,107
Asset backed	217,379	57	(1,240)	216,196
	$4,442,040	$10,097	$(61,680)	$4,390,457
December 31, 2004				
U.S. Government and Government agencies	$1,912,075	$ 2,683	$(10,285)	$1,904,473
Non U.S. Government and Government agencies	74,553	7,240	—	81,793
Corporate	1,104,595	11,599	(4,574)	1,111,620
Mortgage backed	572,121	9,721	(2,660)	579,182
Asset backed	227,415	81	(854)	226,642
	$3,890,759	$31,324	$(18,373)	$3,903,710

(Expressed in thousands of United States dollars)

3. INVESTMENTS — (Continued)

b) The contractual maturity dates of fixed maturity investments available for sale as of December 31, 2005 are as follows:

	Amortized Cost	Fair Value
December 31, 2005		
Due within one year	$ 382,143	$ 381,533
Due after one year through five years	2,767,036	2,715,951
Due after five years through ten years	225,983	228,580
Due after ten years	2,160	2,090
Mortgage backed	847,339	846,107
Asset backed	217,379	216,196
	$4,442,040	$4,390,457

Expected maturities may differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties.

c) Other invested assets

The cost and fair value of other invested assets available for sale as of December 31, 2005 and 2004 are as follows:

	2005		2004	
	Cost	Fair Value	Cost	Fair Value
Global High Yield Fund	$ 63,024	$ 81,926	$ 67,413	$ 87,538
Hedge Funds	207,114	215,064	95,174	96,684
	$270,138	$296,990	$162,587	$184,222

As of December 31, 2005, the investment in hedge funds consists of investments in four different hedge funds.

The Goldman Sachs Global Alpha Hedge Fund PLC had a cost of $53,805 and a fair value of $57,825. The fund is a fund of hedge funds with an investment objective that seeks attractive long-term, risk-adjusted returns across a variety of market environments with volatility and correlations that are lower than those of the broad equity markets. The fund allows for quarterly liquidity with a 45 day notification period.

The Goldman Sachs Liquid Trading Opportunities Fund Offshore, Ltd. had a cost of $45,316 and a fair value of $45,461. The fund is a direct hedge fund with an investment objective that seeks attractive total returns through both capital appreciation and current return from a portfolio of investments mainly in foreign currencies, publicly traded securities and derivative instruments, primarily in the fixed income and currency markets. It allows for monthly liquidity with a 15 day notification period.

The AIG Select Hedge Fund had a cost of $56,588 and a fair value of $57,147. This hedge fund is a fund of hedge funds with an investment objective that seeks attractive long-term, risk-adjusted absolute returns in a variety of capital market conditions. There is at least a three business days notice prior to the last day of the month required for any redemption of shares of the fund at the end of the following month.

AWAC is the sole investor in the Goldman Sachs Mutli-Strategy Portfolio VI, Ltd. (the "Portfolio VI Fund"), and as such, the Portfolio VI Fund has been fully consolidated into the results of the Company. Included in other

(Expressed in thousands of United States dollars)

3. INVESTMENTS — (Continued)

c) Other invested assets — (Continued)

invested assets are the investments held by this fund, at a cost of $51,405 and a fair value of $54,631 as at December 31, 2005. This hedge fund is a fund of hedge funds with an investment objective that seeks attractive long-term, risk-adjusted absolute returns in U.S. dollars with volatility lower than, and minimal correlation to, the broad equity markets. There is no specific notice period required for liquidity, however such liquidity is dependent upon any lock-up periods of the underlying funds' investments. Currently only 4.3% of the fund's assets are invested in underlying funds with a lock up period of greater than one year.

d) Net investment income

	2005	2004	2003
Fixed maturities and other investments	$157,209	$124,604	$ 98,726
Other invested assets	18,995	5,666	3,290
Cash and cash equivalents	6,726	2,450	1,961
Expenses	(4,370)	(3,735)	(3,005)
Net investment income	$178,560	$128,985	$100,972

e) Proceeds from sales of available for sale securities for the years ended December 31, 2005, 2004, and 2003 were $3,291,136, $2,690,600 and $2,118,203, respectively. Components of realized gains and losses for the years ended December 31, 2005, 2004 and 2003 are summarized in the following table:

	2005	2004	2003
Gross realized gains	$ 8,458	$18,406	$15,553
Gross realized losses	(23,470)	(5,164)	(6,381)
Realized loss on interest rate swaps	(2,107)	—	—
Unrealized gain on interest rate swaps	6,896	—	—
Net (losses) gains on futures contracts	—	(2,451)	4,241
Net realized investment (losses) gains	$(10,223)	$10,791	13,413

The net (losses) gains on futures contracts represent the daily cash flows from futures contracts used for managing investment portfolio duration. In the third quarter of 2004, the Company discontinued the use of such futures contracts.

f) Pledged assets

As of December 31, 2005 and 2004, $79,324 and $72,770, respectively, of cash and cash equivalents and investments were on deposit with various state or government insurance departments or pledged in favor of ceding companies in order to comply with relevant insurance regulations. In addition, the Company has set up trust accounts to meet security requirements for inter-company reinsurance transactions. These trusts contained assets of $604,414 and $485,287 as of December 31, 2005 and 2004, respectively, and are included in fixed maturity investments.

The Company also has facilities available for the issuance of letters of credit collateralized against the Company's investment portfolio. The combined capacity of these facilities is $900,000 and $400,000 as of December 31, 2005 and 2004, respectively. At December 31, 2005 and 2004 letters of credit amounting to $740,735 and $340,013, respectively, were issued and outstanding under these facilities, and were collateralized with investments with a fair value totaling $852,116 and $356,994, respectively.

The fair market value of the combined total investments held under trust were $1,456,530 and $842,281 as of December 31, 2005 and 2004, respectively.

(Expressed in thousands of United States dollars)

3. INVESTMENTS — (Continued)

g) Change in unrealized gains and losses

	2005	2004	2003
Net change in unrealized gains and losses net of taxes	$(58,679)	$(37,756)	$8,378

h) Analysis of unrealized losses

The Company's primary investment objective is the preservation of capital. Although the Company has been successful in meeting this objective, normal economic shifts in interest and credit spreads affecting valuation can temporarily place some investments in an unrealized loss position.

The following table summarizes the market value of those investments in an unrealized loss position for periods less than or greater than 12 months:

	2005		2004	
	Gross Fair Value	Unrealized Losses	Gross Fair Value	Unrealized Losses
Less than 12 months				
U.S. Government and Government agencies	$1,667,847	$(28,283)	$1,262,430	$ (9,787)
Non U.S. Government and Government agencies	54,235	(1,954)	—	—
Corporate	488,175	(5,593)	374,157	(3,073)
Mortgage backed	609,000	(4,415)	124,486	(1,918)
Asset backed	102,103	(392)	178,726	(671)
	$2,921,360	$(40,637)	$1,939,799	$(15,449)

	2005		2004	
	Gross Fair Value	Unrealized Losses	Gross Fair Value	Unrealized Losses
More than 12 months				
U.S. Government and Government agencies	$ 533,204	$(14,561)	$ 4,215	$ (498)
Non U.S. Government and Government agencies	—	—	—	—
Corporate	209,944	(5,081)	63,002	(1,501)
Mortgage backed	28,274	(553)	8,376	(742)
Asset backed	73,346	(848)	6,744	(183)
	$ 844,768	$(21,043)	$ 82,337	$ (2,924)
	$3,766,128	$(61,680)	$2,022,136	$(18,373)

The Company regularly reviews the carrying value of its investments to determine if a decline in value is considered other than temporary. This review involves consideration of several factors including (i) the significance of the decline in value and the resulting unrealized loss position, (ii) the time period for which there has been a significant decline in value, (iii) an analysis of the issuer of the investment, including its liquidity, business prospects, and overall financial position, and (iv) the Company's intent and ability to hold the investment for a sufficient period of time for the value to recover. Based on the above reviews for all periods presented, the Company has not recorded any losses in respect of other than temporary declines of its marketable securities.

(Expressed in thousands of United States dollars)

3. INVESTMENTS — (Continued)

i) Securities lending

In January 2005, the Company initiated a securities lending program whereby the Company's securities, which are included in fixed maturity investments available for sale, are loaned to third parties, primarily brokerage firms, for a short period of time through a lending agent. The Company maintains control over the securities it lends, retains the earnings and cash flows associated with the loaned securities, and receives a fee from the borrower for the temporary use of the securities. Collateral in the form of cash is required at a minimum rate of 102% of the market value of the loaned securities and is monitored and maintained by the lending agent. The Company had $449,037 on loan at December 31, 2005, with collateral held against such loaned securities amounting to $456,792.

4. RESERVE FOR LOSSES AND LOSS EXPENSES

The table below is a reconciliation of the beginning and ending liability for unpaid losses and loss expenses for the years ended December 31, 2005, 2004 and 2003. Losses incurred and paid are reflected net of reinsurance recoveries.

	2005	2004	2003
Gross liability at beginning of year	$2,037,124	$1,058,653	$ 310,508
Reinsurance recoverable at beginning of year	(259,171)	(93,843)	(10,562)
Net liability at beginning of year	1,777,953	964,810	299,946
Net losses incurred related to:			
Current year	1,393,685	1,092,789	818,867
Prior year	(49,085)	(79,435)	(56,800)
Total incurred	1,344,600	1,013,354	762,067
Net paid losses related to:			
Current year	125,018	69,186	46,727
Prior year	305,082	133,287	52,076
Total paid	430,100	202,473	98,803
Foreign exchange revaluation	(3,433)	2,262	1,600
Net liability at end of year	2,689,020	1,777,953	964,810
Reinsurance recoverable at end of year	716,333	259,171	93,843
Gross liability at end of year	$3,405,353	$2,037,124	$1,058,653

The favorable development in net losses incurred related to prior years relates to reductions in estimated ultimate incurred losses for prior accident years as a result of reported loss emergence in 2005 and 2004 being less than originally expected for the Company's insurance and reinsurance lines. Reducing this general favorable development is unfavorable development in 2005 primarily relating to the reported catastrophe storms in 2004. While the Company has experienced favorable development in its insurance and reinsurance lines, there is no assurance that conditions and trends that have affected the development of liabilities in the past will continue. It is not appropriate to extrapolate future redundancies based on prior years' development. The methodology of estimating loss reserves is periodically reviewed to ensure that the key assumptions used in the actuarial models continue to be appropriate.

(Expressed in thousands of United States dollars)

5. CEDED REINSURANCE

The Company purchases reinsurance to reduce its net exposure to losses. Reinsurance provides for recovery of a portion of gross losses and loss expenses from its reinsurers. The Company remains liable to the extent that its reinsurers do not meet their obligations under these agreements and the Company therefore regularly evaluates the financial condition of its reinsurers and monitors concentration of credit risk. The Company believes that as of December 31, 2005 its reinsurers are able to meet, and will meet, all of their obligations under the agreements. The amount of reinsurance recoverable is as follows:

	2005	2004
OSLR recoverable	$256,404	$ 63,862
IBNR recoverable	459,929	195,309
Reinsurance recoverable	$716,333	$259,171

Direct, assumed and ceded net premiums written and earned, and losses and loss expenses incurred for the years ended December 31, 2005, 2004 and 2003 are as follows:

	Premiums Written	Premiums Earned	Losses and Loss Expenses
December 31, 2005			
Direct	$1,045,954	$1,130,020	$1,370,816
Assumed	514,372	485,733	575,905
Ceded	(338,375)	(344,242)	(602,121)
	$1,221,951	$1,271,511	$1,344,600
December 31, 2004			
Direct	$1,300,077	$1,275,346	$ 956,173
Assumed	407,915	362,760	257,278
Ceded	(335,332)	(312,649)	(200,097)
	$1,372,660	$1,325,457	$1,013,354
December 31, 2003			
Direct	$1,233,283	$1,049,159	$ 701,664
Assumed	340,380	274,805	147,121
Ceded	(227,137)	(156,758)	(86,718)
	$1,346,526	$1,167,206	$ 762,067

Of the premiums ceded during the years ended December 31, 2005, 2004 and 2003, approximately 46%, 44% and 52%, respectively, were ceded to two reinsurers.

6. LONG TERM DEBT

On March 30, 2005, the Company entered into a seven-year credit agreement with the Bank of America, N.A. and a syndicate of commercial banks. The total borrowing under this facility is $500,000 at a floating rate of the appropriate LIBOR rate as periodically agreed to by the Company and the lenders, plus an applicable margin based on the Company's financial strength rating from A.M. Best Company, Inc. The current margin is 60 basis points.

(Expressed in thousands of United States dollars)

6. LONG TERM DEBT — (Continued)

The terms of the loan allow for prepayment, and require repayment of the principal in three installments; two installments each in the amount of $100,000 on March 30, 2010 and 2011, and the final balance due for repayment on March 30, 2012.

The credit agreement contains various covenants, including limitations on future indebtedness, future liens, fundamental changes and certain transactions with affiliates. In addition, the credit agreement also stipulates that the Company will maintain: (A) a minimum amount of consolidated shareholders' equity equal to or greater than the sum of $1,145,000, plus (1) an amount equal to 50% of consolidated net income earned in each full fiscal quarter ending on or after March 31, 2005 (with no deduction for a net loss in any such fiscal quarter), plus (2) an amount equal to 50% of the aggregate net cash proceeds from equity issuances made after December 31, 2004, (B) a debt to total capital ratio of not greater than 0.35 to 1.00 and (C) a financial strength rating by A.M. Best of any material insurance subsidiary of A- or higher. At December 31, 2005, the Company was in compliance with all covenants contained in the credit agreement.

The Company has incurred interest expense of $15,615 during the year ended December 31, 2005.

7. TAXATION

Under current Bermuda law, Holdings and its Bermuda domiciled subsidiary are not required to pay taxes in Bermuda on either income or capital gains. Holdings and AWAC have received an assurance from the Minister of Finance of Bermuda under The Exempted Undertakings Tax Protection Act 1966 of Bermuda that in the event of any such taxes being imposed, Holdings and AWAC will be exempted until 2016. Certain subsidiaries of Holdings operate in, and are subject to taxation by, other jurisdictions. The expected tax provision has been calculated using the pre-tax accounting income in each jurisdiction multiplied by that jurisdiction's applicable statutory tax rate.

Income tax (recovery) expense for the years ended December 31, 2005, 2004 and 2003 are as follows:

	2005	2004	2003
Current income tax (recovery) expense	$(1,715)	$ 610	$ 8,416
Deferred income tax expense (recovery)	1,271	(2,790)	(1,522)
Income tax (recovery) expense	$ (444)	$(2,180)	$ 6,894

The income tax assets as at December 31, 2005 and 2004 are as follows:

	2005	2004
Current income tax asset	$4,714	$2,905
Net deferred tax asset	3,802	4,432
	$8,516	$7,337

(Expressed in thousands of United States dollars, except share and per share amounts)

7. TAXATION — (Continued)

Deferred income taxes reflect the tax impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. The significant components of the net deferred tax assets as of December 31, 2005 and 2004 are as follows:

	2005	2004
Unearned premium	$ 761	$ 3,909
Unrealized depreciation and timing difference on investments	904	67
Realized gains	379	—
Deferred acquisition costs	—	(1,250)
Reserve for losses and loss expenses	3,465	3,252
Unrealized translation	(1,856)	(1,656)
Other deferred tax assets	149	110
	$ 3,802	$ 4,432

Management believes it is more likely than not that the tax benefit of the net deferred tax assets will be realized.

The actual income tax rate for the years ended December 31, 2005, 2004 and 2003, differed from the amount computed by applying the effective rate of 0% under the Bermuda law to income before income taxes as a result of the following:

	2005	2004	2003
(Loss) income before taxes	$(160,220)	$194,993	$295,255
Expected tax rate	0.0%	0.0%	0.0%
Foreign taxes at local expected tax rates	0.9%	(1.1)%	2.3%
Statutory adjustments	(1.5)%	(0.1)%	0.0%
Disallowed expenses and capital allowances	0.0%	0.1%	0.0%
Prior year refunds and adjustments	0.9%	(0.1)%	0.0%
Other	0.0%	0.1%	0.0%
Effective tax rate	0.3%	(1.1)%	2.3%

8. SHAREHOLDERS' EQUITY

a) Authorized shares

The authorized share capital of the Company as of December 31, 2005 and 2004 was $10,000. The issued share capital consisted of the following:

	Shares Issued and Fully Paid	Share Capital
December 31, 2005 and 2004		
Common shares, par value $0.03 each	50,162,842	$1,505

b) Share warrants

In conjunction with the private placement offering at the formation of the Company, the Company granted warrant agreements to certain founding shareholders to acquire up to 5,500,000 common shares at an exercise price

(Expressed in thousands of United States dollars, except share and per share amounts)

8. SHAREHOLDERS' EQUITY — (Continued)

b) Share warrants — (Continued)

of $34.20 per share. These warrants are exercisable in certain limited conditions, including a public offering of common shares, and expire November 21, 2011. Any cash dividends paid to shareholders do not impact the exercise price of $34.20 per share for these founder warrants. There are various restrictions on the ability of shareholders to dispose of their shares.

c) Dividends

In March 2005 the Company declared a cash dividend to common shareholders totaling $499,800. All dividends have been paid to shareholders of record.

9. EMPLOYEE BENEFIT PLANS

a) Pension plans

Effective January 1, 2002, the Company adopted defined contribution retirement plans for its employees and officers. Pursuant to the employees' plan, each participant can contribute 5% or more of their salary and the Company will contribute an amount equal to 5% of each participant's salary. Officers are also eligible to participate in one of various supplementary retirement plans, in which each participant may contribute up to 25% of their annual base salary. The Company will contribute to the officer plans an amount equal to 10% of each officer's annual base salary. Base salary is capped at $200 per year for pension purposes. The amount that an individual employee or officer can contribute may also be subject to any regulatory requirements relating to the country of which the individual is a citizen. The amounts funded and expensed during the years ended December 31, 2005, 2004 and 2003 were $1,885, $1,514 and $853, respectively.

b) Employee Warrant Plan

The Company has implemented the Allied World Assurance Holdings, Ltd 2001 Employee Warrant Plan (the "Plan"), under which up to 2,000,000 common shares of Holdings may be issued. These warrants are exercisable in certain limited conditions, expire after 10 years, and generally vest over four years from the date of grant. During the period from November 13, 2001 to December 31, 2002 the exercise price of the warrants issued was $34.20 per share. The exercise price of warrants issued subsequent to December 31, 2002 were based on the per share book value of the Company. In accordance with the Plan, the exercise prices of the warrants issued prior to the declaration of the dividend in March 2005 were reduced by the per share value of the dividend declared.

	2005	2004	2003
Outstanding at beginning of year	788,162	697,827	456,668
Granted	255,993	91,668	263,492
Forfeited	(7,833)	(1,333)	(22,333)
Outstanding at end of year	1,036,322	788,162	697,827
Weighted average exercise price per warrant	$ 27.26	$ 35.90	$ 35.18

As of December 31, 2005, 2004 and 2003, 660,731, 374,957 and 109,584 warrants were vested, respectively.

The Plan provides certain key employees with additional incentive to continue their efforts on behalf of the Company and helps the Company to attract people of experience and ability. Warrants are granted to selected employees subject to certain terms and conditions.

(Expressed in thousands of United States dollars, except share and per share amounts)

9. EMPLOYEE BENEFIT PLANS — (Continued)

b) Employee Warrant Plan — (Continued)

The following table summarizes the exercise prices for outstanding employee warrants as of December 31, 2005.

Exercise Price	Warrants Outstanding	Weighted Average Remaining Contractual Life	Warrants Exercisable
$23.61	98,498	7.00 years	73,806
$24.27	438,334	5.98 years	430,727
$26.94	23,167	7.47 years	14,650
$28.08	14,167	7.65 years	8,317
$28.32	88,666	9.99 years	301
$28.98	1,667	9.58 years	174
$29.52	116,829	7.99 years	58,681
$30.99	12,333	8.55 years	4,456
$31.47	57,501	8.41 years	22,900
$31.77	21,834	8.50 years	8,176
$32.70	142,659	9.01 years	35,370
$32.85	3,333	9.16 years	699
$35.01	17,334	9.43 years	2,474
	1,036,322		660,731

Employees who have been granted warrants have the right to require the Company, at a certain point in time after the warrants vest, to purchase or redeem them at "Book Value", if the common shares of the Company are not trading on any internationally recognized public stock exchange. As used here, "Book Value" means an amount which equals the consolidated net asset value of the Company as reflected on its balance sheet as of a specified quarter end, multiplied by a fraction, the numerator of which is the number of warrants, and the denominator of which is the number of issued and outstanding common shares on a fully diluted basis.

Compensation costs of $2,373, $1,995 and $1,817 relating to the warrants have been included in general and administrative expenses in the Company's consolidated statement of operations for the years ended December 31, 2005, 2004 and 2003, respectively. The calculation of the warrant expense has been made by reference to the book value of the Company as at the end of each period, and the difference between that book value and exercise price of the individual warrants at the date of issue.

As of December 31, 2005 and 2004, the Company has recorded in accounts payable and accrued liabilities on the consolidated balance sheets, amounts of $6,185 and $3,812, respectively, in respect of all employees warrants.

c) Stock Incentive Plan

On February 19, 2004 the Company implemented the Allied World Assurance Holdings, Ltd 2004 Stock Incentive Plan ("Stock Incentive Plan"), which provides for grants of restricted stock, restricted stock units ("RSUs"), dividend equivalent rights and other equity-based awards. A total of 1,000,000 common shares may be issued under the Stock Incentive Plan. To date only RSUs have been granted.

(Expressed in thousands of United States dollars, except share and per share amounts)

9. EMPLOYEE BENEFIT PLANS — (Continued)

c) Stock Incentive Plan — (Continued)

	2005	2004
Outstanding RSUs at beginning of year	90,833	—
RSUs granted	36,330	90,833
RSUs forfeited	—	—
Outstanding RSUs at end of year	127,163	90,833

Compensation costs of $706 and $566 relating to the issuance of the RSUs have been recognized in the Company's financial statements for the years ended December 31, 2005 and 2004, respectively. The determination of the RSU expense has been made based on the Company's book value at December 31, 2005 and 2004, respectively.

10. EARNINGS PER SHARE

The following table sets forth the comparison of basic and diluted earnings per share:

	2005	2004	2003
Basic earnings per share			
Net (loss) income	$ (159,776)	$ 197,173	$ 288,361
Weighted average common shares outstanding	50,162,842	50,162,842	50,162,842
Basic (loss) earnings per share	$ (3.19)	$ 3.93	$ 5.75
Diluted earnings per share			
Net (loss) income	$ (159,776)	$ 197,173	$ 288,361
Weighted average common shares outstanding	50,162,842	50,162,842	50,162,842
Share equivalents:			
Warrants	—	1,209,564	806,873
Restricted stock units	—	52,983	—
Weighted average common shares and common share equivalents outstanding — diluted	50,162,842	51,425,389	50,969,715
Diluted (loss) earnings per share	$ (3.19)	$ 3.83	$ 5.66

No common share equivalents were included in calculating the diluted earnings per share for the year ended December 31, 2005 as there was a net loss for this period, and any additional shares would prove to be anti-dilutive. As a result, a total of 6,536,322 warrants and 127,163 RSUs have been excluded from this calculation.

11. RELATED PARTY TRANSACTIONS

The Company has entered into the following transactions and agreements with affiliated companies.

a) Administrative Services

Since November 21, 2001, the Company has entered into agreements with various indirect wholly-owned subsidiaries of American International Group, Inc. ("AIG"), a shareholder of the Company, under which the Company is provided with administrative services for a fee based on the gross premiums written of the Company. These fees are included in general and administrative expenses in the accompanying consolidated statements of

(Expressed in thousands of United States dollars)

11. RELATED PARTY TRANSACTIONS — (Continued)

a) Administrative Services — (Continued)

operations and comprehensive income. These agreements were terminated and/or amended as of December 31, 2005. Expenses of $36,853, $33,999 and $32,171 were incurred for these services during the years ended December 31, 2005, 2004 and 2003, respectively. Amounts payable to affiliated companies were $11,622 and $2,766 as of December 31, 2005 and 2004, respectively, for such services and for expenses paid on behalf of the Company. The Company has included an expense of $5,000 in the amount incurred and the amount payable for the year ended December 31, 2005, relating to the early termination of these agreements.

b) Investment Management Services

The Company has entered into investment management agreements with affiliates of Goldman, Sachs & Co. ("Goldman Sachs"), a shareholder of the Company, pursuant to which Goldman Sachs provides investment advisory and management services. These investment management agreements may be terminated by either party subject to specified notice requirements. The Company has agreed to pay fees to Goldman Sachs based on a percentage of the average month end market value of the total investment portfolio.

Expenses of $3,958, $3,351 and $2,650 were incurred for services provided by Goldman Sachs companies under these agreements during the years ended December 31, 2005, 2004 and 2003, respectively. Of these amounts, $1,889 and $885 were payable as of December 31, 2005 and 2004, respectively.

Goldman Sachs companies also provide management services for three of the four hedge fund investments, as well as the global high yield fund held by the Company. Fees based on management and performance totaling $6,849, $579 and $478 were incurred for these services for the years ended December 31, 2005, 2004 and 2003, respectively.

The fourth hedge fund is managed by an indirect, wholly-owned subsidiary of AIG. Total expenses incurred for these services amounted to $560, $407 and nil for the years ended December 31, 2005, 2004 and 2003, respectively.

c) Assumed Business and Broker Services

The Company assumed premiums through brokers related to shareholders of the Company. The total premiums assumed through and brokerage fees and commissions paid to these related parties, and the estimated losses related to such premiums based on the Company's loss ratios, are as follows:

	2005	2004	2003
Gross premiums assumed	$60,774	$333,730	$378,094
Brokerage and commissions	8,868	23,325	53,875
Net losses and loss expenses	64,238	255,303	246,895

The Company also provides reinsurance and insurance to insurers related to shareholders of the Company. Total premiums assumed on this business, and the estimated related losses based on the Company's loss ratios are as follows:

	2005	2004	2003
Gross premiums assumed	$85,477	$92,341	$76,888
Net losses and loss expenses	90,349	70,641	50,208

The total receivables due from related parties as of December 31, 2005 and 2004 are $3,066 and $6,849, respectively.

(Expressed in thousands of United States dollars)

11. RELATED PARTY TRANSACTIONS — (Continued)

d) Ceded Premiums

Of the premiums ceded during the years ended December 31, 2005, 2004 and 2003, the following amounts were ceded to reinsurers related to shareholders:

	2005	2004	2003
Premiums ceded	$27,755	$22,441	$16,492

Reinsurance recoverable from related parties as of December 31, 2005 and 2004 was $346 and $702, respectively.

e) Underwriting services

Effective December 1, 2001, the Company entered into an agreement with IPCRe Underwriting Services Limited ("IPCUSL"), a subsidiary of a company in which AIG has a 24.2% ownership interest, to solicit, bind, underwrite and administer property catastrophe treaty reinsurance. IPCUSL receives an agency commission of 6.5% of gross premiums written on behalf of the Company. The agreement had an initial term of three years. On December 5, 2005 the Company delivered notice to IPCUSL terminating this underwriting agency agreement. Pursuant to the terms of the agreement, the termination will not become effective until November 30, 2007. Gross premiums written on behalf of the Company by IPCUSL, and acquisition costs and losses incurred by the Company are as follows:

	2005	2004	2003
Gross premiums written	$ 82,969	$ 68,026	$ 61,251
Acquisition costs	(12,994)	(4,496)	(3,949)
Net losses and loss expenses	(231,971)	(44,896)	(10,861)

f) Board membership

The President, Chairman and Chief Executive Officer of Lexington Insurance Company, a wholly-owned subsidiary of AIG, served as the Chairman of the Board of Directors of the Company and as a member of the Audit and Finance Committee. The Vice Chairman and Chief Financial Officer of The Chubb Corporation, a shareholder of the Company, served as Deputy Chairman of the Board of Directors of the Company and as a member of the Audit and Finance Committee. The Divisional Underwriting Officer for the European Division of Swiss Re, a shareholder of the Company, also served as a director of the Company.

g) Office space

On March 12, 2004, the Company entered into a development agreement with American International Company, Limited ("AICL") whereby the Company agreed to lease office space from AICL in a new building being constructed in Bermuda. The initial term of the lease will be for 15 years and will include an option to renew for an additional 10-year period. It is currently anticipated that rental payments under this lease will commence in late 2006.

(Expressed in thousands of United States dollars)

12. COMMITMENTS AND CONTINGENCIES

a) Concentrations of Credit Risk

Credit risk arises out of the failure of a counterparty to perform according to the terms of the contract. The Company is exposed to credit risk in the event of non-performance by the counterparties to the Company's foreign exchange forward contracts and interest rate swaps. However, because the counterparties to these agreements are high quality international banks, the Company does not anticipate any non-performance. The difference between the contract amounts and the related market values is the Company's maximum credit exposure.

As of December 31, 2005 and 2004, substantially all of the Company's cash and investments were held with one custodian.

As of December 31, 2005 and 2004, 68% and 77%, respectively, of reinsurance recoverable, excluding IBNR ceded, was recoverable from two reinsurers, one of which is rated A+ by A.M. Best Company, while the other is rated A. The Company believes that these reinsurers are able to meet, and will meet, all of their obligations under their reinsurance agreements.

b) Operating Leases

The Company leases office space under operating leases expiring in various years through 2022. The following are future minimum rental payments as of December 31, 2005:

2006	$ 3,240
2007	4,683
2008	4,896
2009	4,421
2010	4,243
2011 through 2022	41,575
	$63,058

Total rental expense for the years ended December 31, 2005, 2004 and 2003 was $3,082, $2,107 and $1,321, respectively.

c) Brokers

For the year ended December 31, 2005, two brokers individually accounted for 10% or more of total premiums written. These two brokers accounted for 35% and 22% of premiums written, respectively. For the years ended December 31, 2004 and 2003, two brokers individually accounted for 10% or more of total premium written. One broker accounted for 31% and 27%, while the other accounted for 20% and 20%, of total premiums written for the years ended December 31, 2004 and 2003, respectively. Each of these brokers intermediate on business written in all three segments, namely property, casualty and reinsurance.

d) Legal proceedings

In the normal course of business, the Company may become involved in various claims litigation and legal proceedings. As of December 31, 2005, the Company was not a party to any material litigation or arbitration that is likely to have a material adverse effect on the Company's results of operations.

(Expressed in thousands of United States dollars)

13. STATUTORY CAPITAL AND SURPLUS

Holdings' ability to pay dividends is subject to certain regulatory restrictions on the payment of dividends by its subsidiaries. The payment of such dividends is limited by applicable laws and statutory requirements of the jurisdictions in which Holdings and its subsidiaries operate.

The Company's Bermuda subsidiary, AWAC, is registered under the Bermuda Insurance Act 1978 and Related Regulations (the "Act") and is obliged to comply with various provisions of the Act regarding solvency and liquidity. Under the Act, this subsidiary is required to maintain minimum statutory capital and surplus equal to the greatest of $100,000, 50% of net premiums written (being gross written premium less ceded premiums, with a maximum of 25% of gross premiums considered as ceded premiums for the purpose of this calculation), or 15% of the reserve for losses and loss expenses. In addition, this subsidiary is required to maintain a minimum liquidity ratio. As of December 31, 2005 and 2004, this subsidiary had statutory capital and surplus of approximately $1,658,721 and $1,843,798, respectively. The Act limits the maximum amount of annual dividends or distributions paid by this subsidiary to Holdings without notification to the Bermuda Monetary Authority of such payment (and in certain cases prior approval of the Bermuda Monetary Authority). As of December 31, 2005 and 2004, the maximum amount of dividends which could be paid without such notification was $414,680 and $460,949, respectively. For the years ended December 31, 2005, 2004 and 2003, the statutory net (loss) income was ($119,997), $212,934 and $245,674, respectively.

The Company's U.S. subsidiaries are subject to the insurance laws and regulations of the states in which they are licensed. The restrictions are generally based on net income and/or certain levels of statutory surplus as determined in accordance with the relevant statutory accounting practices of the individual licensing state. The subsidiaries are required to file annual statements with insurance regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities. They are also required to maintain minimum levels of solvency and liquidity, and comply with capital requirements and licensing rules. As of December 31, 2005 and 2004, the actual levels of solvency and liquidity of the U.S. subsidiaries were in excess of the minimum levels required. Statutory accounting differs from generally accepted accounting principles in the reporting of investments, acquisition costs, deferred income taxes and certain other items. The amount of dividends that can be distributed is limited by the statutory requirements that the subsidiaries are obliged to meet. As of December 31, 2005 and 2004, these subsidiaries had a combined statutory capital and surplus of approximately $114,659 and $107,970, respectively. As of December 31, 2005 and 2004, the combined minimum capital and surplus required to be held was $100,000 and $100,000, respectively. For the years ended December 31, 2005, 2004 and 2003, the combined statutory net income (loss) was $7,448, ($10,834) and $11,727, respectively.

The Company's Irish insurance subsidiary, AWAC Europe, is authorized to undertake the business of non-life insurance subject to the provisions of the Irish Insurance Acts, 1936 to 1989 and in accordance with the European Communities (Insurance Undertakings: Accounts) Regulations, 1996. This subsidiary's accounts are prepared in accordance with Irish statute comprising the Companies Acts, 1963 to 2001. This subsidiary is obliged to maintain a minimum level of capital, the "Minimum Guarantee Fund". The Minimum Guarantee Fund includes share capital and capital contributions. As of December 31, 2005 and 2004, this subsidiary met the requirements. The amount of dividends that this subsidiary is permitted to distribute is restricted to accumulated realized profits, that have not been capitalized or distributed, less accumulated realized losses that have not been written off. The solvency and capital requirements must still be met following any distribution. As of December 31, 2005 and 2004, this subsidiary had statutory capital and surplus of approximately $32,037 and $33,868, respectively. As of December 31, 2005 and 2004 the minimum capital and surplus required to be held was $13,329 and $11,594, respectively. The statutory net (loss) income was ($1,831), $2,740 and $1,644 for the years ended December 31, 2005, 2004 and 2003, respectively.

The Company's Irish reinsurance subsidiary, AWAC Re, in accordance with Section 22(b) of the Insurance Act, 1989, and the Reinsurance Regulations 1999, notified the Irish Regulator of its intent to carry on the business of

(Expressed in thousands of United States dollars)

13. STATUTORY CAPITAL AND SURPLUS — (Continued)

reinsurance. On June 9, 2003, the Irish Regulator informed this subsidiary that it had no objections to its incorporation. This subsidiary's accounts are prepared in accordance with Irish statute comprising the Companies Acts, 1963 to 2001. On August 18, 2004, it was granted permission under Part IV of the Financial Services and Markets Act 2000 by the Financial Services Authority ("FSA") to write reinsurance in the UK via its London branch. Furthermore, this subsidiary is subject to whole firm supervision by the FSA in the absence of equivalent supervision by the Irish Financial Regulator. This subsidiary is obliged to maintain a minimum level of capital, the "Required Minimum Margin". As of December 31, 2005 and 2004, this subsidiary met those requirements. The amount of dividends that this subsidiary is permitted to distribute is restricted to accumulated realized profits, that have not been capitalized or distributed, less accumulated realized losses that have not been written off. The solvency and capital requirements must still be met following any distribution. As of December 31, 2005 and 2004 this subsidiary had statutory capital and surplus of approximately $45,588 and $51,504; respectively. The minimum capital and surplus requirement as of December 31, 2005 and 2004, was approximately $13,212 and $9,300, respectively. The statutory net (loss) income was ($5,916), $1,484 and $20 for the years ended December 31, 2005, 2004 and 2003, respectively.

As of December 31, 2005 and 2004 the total combined minimum capital and surplus required to be held by the subsidiaries was $1,370,582 and $1,503,743, respectively.

14. SEGMENT INFORMATION

The determination of reportable segments is based on how senior management monitors the Company's underwriting operations. The Company measures the results of its underwriting operations under three major business categories, namely property insurance, casualty insurance and reinsurance. All product lines fall within these classifications.

The property segment includes the insurance of physical property and energy-related risks. These risks generally relate to tangible assets and are considered "short-tail" in that the time from a claim being advised to the date when the claim is settled is relatively short. The casualty segment includes the insurance of general liability risks, professional liability risks and healthcare risks. Such risks are "long-tail" in nature since the emergence and settlement of a claim can take place many years after the policy period has expired. The reinsurance segment of the Company's business includes any reinsurance of other companies in the insurance and reinsurance industries. The Company writes reinsurance on both a treaty and facultative basis.

Responsibility and accountability for the results of underwriting operations are assigned by major line of business on a worldwide basis. Because the Company does not manage its assets by segment, investment income, interest expense and total assets are not allocated to individual reportable segments.

Management measures results for each segment on the basis of the "loss and loss expense ratio", "acquisition cost ratio", "general and administrative expense ratio" and the "combined ratio". The "loss and loss expense ratio" is derived by dividing net losses and loss expenses by net premiums earned. The "acquisition cost ratio" is derived by dividing acquisition costs by net premiums earned. The "general and administrative expense ratio" is derived by dividing general and administrative expenses by net premiums earned. The "combined ratio" is the sum of the loss and loss expense ratio, the acquisition cost ratio and the general and administrative expense ratio.

(Expressed in thousands of United States dollars)

14. SEGMENT INFORMATION — (Continued)

The following table provides a summary of the segment results for the years ended December 31, 2005, 2004 and 2003.

2005	Property	Casualty	Reinsurance	Total
Net premiums written	$ 170,781	$ 557,622	$ 493,548	$ 1,221,951
Net premiums earned	226,828	581,330	463,353	1,271,511
Net losses and loss expenses	(410,265)	(430,993)	(503,342)	(1,344,600)
Acquisition costs	(5,685)	(33,544)	(104,198)	(143,427)
General and administrative expenses	(20,261)	(44,273)	(29,736)	(94,270)
Underwriting (loss) income	(209,383)	72,520	(173,923)	(310,786)
Net investment income	—	—	—	178,560
Net realized investment losses	—	—	—	(10,223)
Interest expense	—	—	—	(15,615)
Exchange loss	—	—	—	(2,156)
Loss before income taxes	—			$ (160,220)
Loss and loss expense ratio	180.9%	74.1%	108.6%	105.7%
Acquisition cost ratio	2.5%	5.8%	22.5%	11.3%
General and administrative expense ratio	8.9%	7.6%	6.4%	7.4%
Combined ratio	192.3%	87.5%	137.5%	124.4%

2004	Property	Casualty	Reinsurance	Total
Net premiums written	$ 308,627	$ 669,965	$ 394,068	$ 1,372,660
Net premiums earned	333,172	636,262	356,023	1,325,457
Net losses and loss expenses	(320,510)	(436,098)	(256,746)	(1,013,354)
Acquisition costs	(30,425)	(59,507)	(80,942)	(170,874)
General and administrative expenses	(25,503)	(39,759)	(21,076)	(86,338)
Underwriting income	(43,266)	100,898	(2,741)	54,891
Net investment income	—	—	—	128,985
Net realized investment gains	—	—	—	10,791
Exchange gain	—	—	—	326
Income before income taxes	—	—	—	$ 194,993
Loss and loss expense ratio	96.2%	68.5%	72.1%	76.5%
Acquisition cost ratio	9.1%	9.4%	22.8%	12.9%
General and administrative expense ratio	7.7%	6.2%	5.9%	6.5%
Combined ratio	113.0%	84.1%	100.8%	95.9%

(Expressed in thousands of United States dollars)

14. SEGMENT INFORMATION — (Continued)

2003	Property	Casualty	Reinsurance	Total
Net premiums written	$ 383,348	$ 622,797	$ 340,381	$1,346,526
Net premiums earned	356,279	536,122	274,805	1,167,206
Net losses and loss expenses	(183,059)	(431,887)	(147,121)	(762,067)
Acquisition costs	(39,207)	(57,335)	(66,033)	(162,575)
General and administrative expenses	(20,881)	(31,847)	(13,821)	(66,549)
Underwriting income	113,132	15,053	47,830	176,015
Net investment income	—	—	—	100,972
Net realized investment gains	—	—	—	13,413
Exchange gain	—	—	—	4,855
Income before income taxes	—	—	—	$ 295,255
Loss and loss expense ratio	51.4%	80.6%	53.5%	65.3%
Acquisition cost ratio	11.0%	10.7%	24.0%	13.9%
General and administrative expense ratio	5.9%	5.9%	5.0%	5.7%
Combined ratio	68.3%	97.2%	82.5%	84.9%

The following table shows an analysis of the Company's net premiums written by geographic location of the Company's subsidiaries for the years ended December 31, 2005, 2004 and 2003. All inter-company premiums have been eliminated.

	2005	2004	2003
Bermuda	$ 925,644	$ 870,965	$ 897,013
United States	128,039	323,375	356,565
Europe	168,268	178,320	92,948
Total net premiums written	$1,221,951	$1,372,660	$1,346,526

15. SUBSEQUENT EVENTS

In connection with the Company's initial public offering, a 1-for-3 reverse stock split of the Company's common shares will be consummated immediately prior to the completion of the offering. All share and per share amounts related to common shares, warrants and RSUs included in these consolidated financial statements and footnotes have been restated to reflect the reverse stock split. The reverse stock split has been retroactively applied to the Company's consolidated financial statements.

On June 9, 2006, Allied World Assurance Holdings, Ltd changed its name to Allied World Assurance Company Holdings, Ltd.

(Expressed in thousands of United States dollars, except share and per share amounts)

16. UNAUDITED QUARTERLY FINANCIAL DATA

The following are the unaudited consolidated statements of income by quarter for the years ended December 31, 2005 and 2004:

	Quarter Ended			
	December 31, 2005	September 30, 2005	June 30, 2005	March 31, 2005
REVENUES:				
Gross premiums written	$ 283,393	$ 329,930	$ 441,675	$ 505,328
Premiums ceded	(69,822)	(80,210)	(121,669)	(66,674)
Net premiums written	213,571	249,720	320,006	438,654
Change in unearned premiums	88,461	63,556	12,091	(114,548)
Net premiums earned	302,032	313,276	332,097	324,106
Net investment income	50,823	47,592	39,820	40,325
Net realized investment (loss) gain	(5,286)	4,152	(6,632)	(2,457)
	347,569	365,020	365,285	361,974
EXPENSES:				
Net losses and loss expenses	288,669	593,276	224,253	238,402
Acquisition costs	33,604	35,871	37,502	36,450
General and administrative expenses	27,594	20,795	24,972	20,909
Interest expense	5,832	5,146	4,587	50
Foreign exchange loss (gain)	1,670	(46)	397	135
	357,369	655,042	291,711	295,946
(Loss) income before income taxes	(9,800)	(290,022)	73,574	66,028
Income tax expense (recovery)	2,478	(6,617)	2,027	1,668
NET (LOSS) INCOME	(12,278)	(283,405)	71,547	64,360
Basic (loss) earnings per share	(0.24)	(5.65)	1.43	1.28
Diluted (loss) earnings per share	(0.24)	(5.65)	1.41	1.28
Weighted average common shares outstanding	50,162,842	50,162,842	50,162,842	50,162,842
Weighted average common shares and common share equivalents outstanding	50,162,842	50,162,842	50,631,645	50,455,313

(Expressed in thousands of United States dollars, except share and per share amounts)

16. UNAUDITED QUARTERLY FINANCIAL DATA — (Continued)

	Quarter Ended			
	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004
REVENUES:				
Gross premiums written	$ 323,078	$ 402,515	$ 482,648	$ 499,751
Premiums ceded	(64,732)	(72,042)	(129,097)	(69,461)
Net premiums written	258,346	330,473	353,551	430,290
Change in unearned premiums	70,373	(4,894)	(20,202)	(92,480)
Net premiums earned	328,719	325,579	333,349	337,810
Net investment income	33,218	33,255	28,957	33,555
Net realized investment gain (loss)	1,432	4,390	(5,609)	10,578
	363,369	363,224	356,697	381,943
EXPENSES:				
Net losses and loss expenses	196,321	375,097	217,481	224,455
Acquisition costs	40,738	35,974	47,595	46,567
General and administrative expenses	23,238	20,374	19,979	22,747
Foreign exchange (gain) loss	(994)	1,909	1,139	(2,380)
	259,303	433,354	286,194	291,389
Income (loss) before income taxes	104,066	(70,130)	70,503	90,554
Income tax expense (recovery)	1,029	(5,444)	1,062	1,173
NET INCOME (LOSS)	103,037	(64,686)	69,441	89,381
Basic earnings (loss) per share	2.05	(1.29)	1.38	1.78
Diluted earnings (loss) per share	2.00	(1.29)	1.35	1.74
Weighted average common shares outstanding	50,162,842	50,162,842	50,162,842	50,162,842
Weighted average common shares and common share equivalents outstanding	51,465,847	50,162,842	51,254,098	51,260,478

DIRECTORS

Michael I.D. Morrison
Chairman of the Board
President & Chief Executive Officer (Retired 2004)
Allied World Assurance Company Holdings, Ltd

Bart Friedman
Deputy Chairman of the Board
Partner
Cahill Gordon & Reindel LLP

Scott A. Carmilani
President & Chief Executive Officer
Allied World Assurance Company Holdings, Ltd

James F. Duffy
Chairman & Chief Executive Officer (Retired 2002)
The St. Paul Reinsurance Group

Scott Hunter
Former Partner
Arthur Anderson Bermuda

Mark R. Patterson
Chairman
MatlinPatterson Asset Management

Samuel J. Weinhoff
Head of Financial Institutions Group (Retired 2000)
Schroder & Co.

BOARD COMMITTEES

Audit Committee
Scott Hunter (Chairman)
James F. Duffy
Samuel J. Weinhoff

Compensation Committee
Mark R. Patterson (Chairman)
Bart Friedman
Scott Hunter

Executive Committee
Michael I.D. Morrison (Chairman)
Scott A. Carmilani
James F. Duffy
Samuel J. Weinhoff

Investment Committee
Mark R. Patterson (Chairman)
Scott Hunter
Samuel J. Weinhoff

Nominating & Corporate Governance Committee
Bart Friedman (Chairman)
James F. Duffy
Scott Hunter

OFFICERS

Scott A. Carmilani
President & Chief Executive Officer
Allied World Assurance Company Holdings, Ltd

Richard E. Jodoin
President
Allied World Assurance Company (U.S.) Inc.
Newmarket Underwriters Insurance Company

John T. Redmond
President
Allied World Assurance Company
(Europe) Limited
Allied World Assurance Company
(Reinsurance) Limited

G. William Davis, Jr.
Executive Vice President—Worldwide
Treaty & Facultative Reinsurance
Allied World Assurance Company Holdings, Ltd

Joan H. Dillard
Senior Vice President & Chief Financial Officer
Allied World Assurance Company Holdings, Ltd

Wesley D. Dupont
Senior Vice President, General Counsel
& Secretary
Allied World Assurance Company Holdings, Ltd

Marshall J. Grossack
Senior Vice President—Chief Corporate Actuary
Allied World Assurance Company Holdings, Ltd

SHAREHOLDER INFORMATION

Stock Listing

Allied World's common stock is traded on the New York Stock Exchange under the symbol 'AWH.'

Annual General Meeting of Shareholders

Wednesday, November 29, 2006
11:00 a.m. (local time)
The Fairmont Hamilton Princess Hotel
76 Pitts Bay Road
Hamilton HM 08, Bermuda

Investor Relations

Keith J. Lennox
Allied World Assurance Company Holdings, Ltd
199 Water Street, 16th Floor
New York, New York 10038
(212) 635-5300
keith.lennox@awac.com

Visit the Allied World corporate website at *www.awac.com*

Requests for additional copies of this Annual Report and other requests from shareholders and other interested investors should be directed to Investor Relations.

Transfer Agent and Registrar

Continental Stock Trust
& Transfer Company
17 Battery Place
New York, New York 10004
(212) 509-4000
www.continentalstock.com

Company Headquarters

Allied World Assurance Company Holdings, Ltd
Allied World Assurance Company, Ltd
43 Victoria Street
Hamilton HM 12, Bermuda
(441) 278-5400

After December 1, 2006
27 Richmond Road
Pembroke HM 08, Bermuda
(441) 278-5400

United States

Allied World Assurance Company (U.S.) Inc.
100 Summer Street, 18th Floor
Boston, MA 02110
USA
(617) 330-8451

199 Water Street, 16th Floor
New York, NY 10038
USA
(212) 635-5300

One Sansome Street, Suite 1650
San Francisco, CA 94104
USA
(415) 262-8161

Newmarket Underwriters Insurance Company
311 South Wacker Drive, Suite 925
Chicago, IL 60606
USA
(312) 356-6830

Europe

Allied World Assurance Company (Europe) Limited
Allied World Assurance Company (Reinsurance) Limited
Georges Quay Plaza, 3rd Floor
Georges Quay, Dublin 2
Ireland
(011) 353 1 436 1400

West 22 Billiter Street, 3rd Floor
London EC3M 2SS
UK
(011) 44 207 480 4410